As confidentially submitted to the Securities and Exchange Commission on October 1, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ROKIT America, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	38-4124442
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3435 Wilshire Blvd, Suite 2925

Los Angeles, California 90010

(678) 861-0046

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

HaYoung Kim

Chief Financial Officer

ROKIT America, Inc.

3435 Wilshire Blvd, Suite 2925

Los Angeles, California 90010

(678) 861-0046

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew L. Ogurick Pryor Cashman LLP 7 Times Square, 40th Floor New York, New York 10036 (212) 326-0234	[___]

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2026

Shares

ROKIT America, Inc.

Common Stock

ROKIT America, Inc. is offering       shares of its common stock, par value $0.01 per share (the “Common Stock”). This is our initial public offering of shares of Common Stock, and no public market currently exists for our Common Stock. We anticipate that the initial public offering price will be between $     and $      per share. We intend to apply to list our Common Stock on the Nasdaq under the symbol “RKAM” and this offering is contingent upon obtaining approval of such listing.

We are an “emerging growth company” and a “smaller reporting company,” each as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Common Stock involves risks. See the section titled “Risk Factors” beginning on page 16 of this prospectus for the risks and uncertainties you should consider before investing in our Common Stock.

PRICE $ PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of ____ days to purchase up to an additional shares of our Common Stock solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on  ____, 2026.

Sole Book-Running Manager

Prospectus dated    ____, 2026

Through and including ,      2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the Registered Stockholders have authorized anyone to provide any information different from, or in addition to, the information contained in this prospectus and in any free writing prospectuses we have prepared or that have been prepared on our behalf or to which we have referred you. Neither we nor any of the Registered Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Registered Stockholders are offering to sell, and seeking offers to buy, shares of their common stock only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the Registered Stockholders have done anything that would permit the use of or possession or distribution of this prospectus or any related free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock by the Registered Stockholders and the distribution of this prospectus outside the United States.

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CERTAIN TERMS

Unless otherwise stated in this prospectus, or the context otherwise requires, references to:

•	“Americas” means North American and South American countries and territories

•	“Advisory Service Agreement” is to that certain Advisory Service Agreement, dated May 2, 2025, by and between CKIUFC, Inc. (“CKIUFC”), an entity controlled by HaYoung Kim, the Company’s Chief Financial Officer, and the Company pursuant to which CKIUFC agreed to provide operational advisory services for the Company, to provide advisory services related to the Company’s listing on a U.S. trading market, to perform the duties of the Chief Financial Officer of the Company and other ancillary services related to the foregoing, including process advisory services.

•	“common stock” means ROKIT America, Inc.’s common stock, par value $0.01 per share.

•	“the Company” is to ROKIT America, Inc., a Delaware corporation, and the registrant hereunder.

•	“License Agreement” is to that certain Intellectual Property License Agreement, dated August 27, 2025, by and between the Company and ROKIT Healthcare, Inc.

•	“Payment Service Supply Agreement” is to that certain Payment Service Supply Agreement, dated February 28, 2020, by and among the Company and ROKIT Healthcare pursuant to which ROKIT Healthcare provides payment and overseas remittance services in connection with its purchase of good on behalf of consumers from the Company

•	“ROKIT Healthcare” is to ROKIT Healthcare, Inc., a publicly traded company in the Republic of Korea and the Company’s parent entity (prior to the offering hereunder) and major stockholder (immediately after the offering hereunder).

•	“ORP” is to our Organ Regeneration Platform.

•	“RAP” is to our Reverse Aging Platform.

•	“Support Agreement” is to that certain Shares and Support Agreement, dated January 2, 2023, by and among the Company and ROKIT Healthcare pursuant to which ROKIT Healthcare provides the Company with financial, legal, human resources, sales and marketing management services for an agreed upon rate depending on the service, which is invoiced monthly to the Company from ROKIT Healthcare.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus, and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “ROKIT America,” “ROKIT,” “the Company,” “we,” “us,” “our” or similar terms in this prospectus refer to ROKIT America, Inc.

Overview

ROKIT America, Inc. (“ROKIT America” or the “Company”) is committed to extending human healthspan and radically enhancing quality of life in an aging society through its proprietary Reverse Aging Platform, or RAP, which is designed to control and restore cellular aging at the molecular level.

Since its founding in 2019, the Company has focused on the research and development of dietary supplements centered around β-Nicotinamide Mononucleotide (“NMN”). We have successfully launched a range of NMN-based products into global markets, including the United States. Our flagship product line, ROKIT AMERICA NMN, combines NMN with pterostilbene, a potent antioxidant, to enhance anti-aging efficacy. This combination promotes the synthesis of nicotinamide adenine dinucleotide (“NAD+”), a critical coenzyme involved in cellular energy metabolism, DNA repair, and immune function.

Preclinical studies have shown that NMN supplementation extended median lifespan by over 20% in a premature aging mouse model and by approximately 8.5% in standard aging female mice. In humans, randomized controlled trials have confirmed that NMN is safe and effectively increases NAD+ levels, with functional outcomes requiring further large-scale validation. Additionally, preclinical evidence indicates that pterostilbene promotes lifespan extension in drosophila melanogaster (common fruit flies): at 50 μM, mean lifespan increased by 14% in males; at 100 μM, lifespan increased by 12% in males and 20% in females.[1]

Building on these preclinical studies and randomized controlled trials, the Company is expanding RAP into a broader portfolio of patented and patent-pending technologies, including telomere-stabilizing formulations, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992), a human skin model platform built via 3D bioprinting that is being developed in alignment with U.S. Food and Drug Administration’s (“FDA”) New Approach Methods (“NAMs”) framework for non-animal safety and irritation testing,  photodynamic cosmetic applications, and hair-regeneration solutions, which are in early formulation and testing. The Company expects initial product launches beginning in 2026. We believe these innovations, together with our intellectual property portfolio and proprietary trade secrets, strengthen RAP’s position within the emerging reverse-aging and regenerative healthcare markets.

We believe our RAP goes beyond traditional dietary supplements. It is evolving into an integrated hyper-personalized wellness solution, leveraging genomic data, lifestyle patterns, and biometric indicators. Through strategic integration with U.S.-based digital healthcare and wellness distribution platforms, we aim to create a new, consumer-centric wellness ecosystem.

In parallel, we believe the Company will introduce the world’s first artificial intelligence (“AI”) hyper-personalized Organ Regeneration Platform—a proprietary technology developed by our parent company, ROKIT Healthcare Inc. (“ROKIT Healthcare”)—into certain markets throughout North American and South American countries and territories (the “Americas”) pursuant to and in accordance with the intellectual property licensing agreement, dated August 27, 2025, with ROKIT Healthcare (the “License Agreement”). The ORP integrates four key proprietary technologies: (i) a medical-grade 3D bioprinter designed for clinical use, (ii) AI powered lesion modeling for automated and precise scaffold design, (iii) proprietary technology to manufacture hyper-personalized bioinks from autologous tissues, and (iv) sterile, single-use regenerative kit enabling standardized procedures. This initiative positions the Company to incorporate regenerative medicine technologies into its strategic pipeline. A more fulsome description of the License Agreement is set forth below in the subsection titled “Business – Our Material Agreements – License Agreement.”

____________________________________

[1] Gu Y. et al., β-Nicotinamide mononucleotide supplementation prolongs the lifespan of prematurely aged mice and protects colon function in ageing mice. Food & Function, 2024;15(6):3199–3213. doi:10.1039/d3fo05221d; Zhang Y. et al., Long-term NMN treatment increases lifespan and healthspan in mice in a sex-dependent manner. bioRxiv, 2024. doi:10.1101/2024.06.21.599604; Yi L. et al., The efficacy and safety of β-nicotinamide mononucleotide (NMN) supplementation in healthy middle-aged adults: a randomized, multicenter, double-blind, placebo-controlled, dose-dependent clinical trial. Geroscience, 2023;45(1):29–43. PMID:36482258; PMCID:PMC9735188; Beghelli D. et al., Pterostilbene promotes mean lifespan in both male and female Drosophila melanogaster, modulating different proteins in the two sexes. Oxidative Medicine and Cellular Longevity, 2022;2022:1744408. doi:10.1155/2022/1744408.

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The Company is focused on three core strategic directions through its RAP and ORP: (1) Fundamental control of aging and chronic disease progression through hyper-personalized health solutions; (2) Development of cost-effective, “just-in-time” healthcare systems as a response to global medical financing challenges; and (3) Creation of a cloud-based global platform directly connecting hospitals and consumers, which we believe will revolutionize the healthcare ecosystem through data-driven distribution and service models.

By integrating our Reverse Aging Platform (RAP) and Organ Regeneration Platform (ORP), we aim to deliver synergistic solutions that improve individual quality of life while reshaping therapeutic standards in age-related degeneration and chronic disease care.

Guided by this vision, ROKIT America strives to become a global leader in the wellness and biotech industry through its RAP, while evolving into an integrated bio-health enterprise that also encompasses next-generation regenerative medicine powered by our ORP, creating synergy with ROKIT Healthcare.

Our Products Overview

Our Reverse-Aging Platform (RAP) - Dietary Bio-Supplements

Since its inception in July 2019, the Company has focused on developing its Reverse Aging Platform, aimed at suppressing and restoring aging at the cellular level. Leveraging its core ingredient, β-Nicotinamide Mononucleotide (NMN), the Company has launched a series of anti-aging health supplements in the U.S. and other global markets. The flagship product line, ROKIT AMERICA NMN, combines NMN with high-performance compounds such as pterostilbene to support NAD+ biosynthesis, which supports cellular metabolism, DNA repair, and energy restoration—resulting in strong customer satisfaction and brand loyalty.

Our supplements represent a transformative approach to longevity—shifting the paradigm from symptom management to cellular regeneration. Rooted in advanced bioscience and real-world clinical insights, the platform targets the biological core of aging: the cell. While traditional anti-aging methods often focus on superficial or symptomatic relief, our platform empowers the body to naturally regenerate, repair, and restore itself from within.

At the heart of this innovation are two clinically relevant compounds: Nicotinamide Mononucleotide (NMN) and Fisetin. Both have been selected through internal research and development (“R&D”) for their potential to enhance cellular resilience, reduce inflammation, and extend healthy lifespan. Since 2019, ROKIT America has driven scientific exploration and product development in the field of functional anti-aging ingredients. With a clear regulatory roadmap and compliance with Korea’s Ministry of Food and Drug Safety (KFDA), the Company has established a solid foundation for future clinical advancement and global expansion.

 NMN, a direct precursor to NAD⁺ (Nicotinamide Adenine Dinucleotide), is involved in cellular energy metabolism and the regulation of aging-related genes. We are conducting ongoing studies to evaluate the potential of NMN to help increase NAD⁺ levels, support metabolic efficiency, and maintain organ function in areas such as skin health, cartilage integrity, and kidney function. In metabolic research, NMN has been reported in preclinical and early clinical studies to be associated with improved insulin sensitivity, reduced pro-inflammatory markers, and mitigation of tissue fibrosis—factors commonly linked to age-related conditions.

In parallel, Fisetin, a powerful senolytic compound, supports systemic rejuvenation by selectively clearing senescent cells—cells that no longer divide and contribute to chronic inflammation and tissue degeneration. By eliminating these dysfunctional cells, Fisetin helps reduce biological “noise” within tissues, allowing healthy cells to thrive and function optimally. Studies have further confirmed its efficacy in slowing cellular aging, enhancing immune performance, and supporting long-term tissue health.

Beyond these compounds, the Company is also advancing next-generation RAP innovations based on proprietary R&D and licensed intellectual property. These include: (i) telomere-length modulation technologies targeting genomic stability, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992); (ii) EpiTem-2, a human skin model platform built via 3D bioprinting that is being developed in alignment with FDA’s NAMs (New Approach Methods) framework for non-animal safety and irritation testing; and (iii) exploratory programs in photodynamic anti-aging applications such as skin rejuvenation and cosmetic hair removal. Collectively, these initiatives broaden the scope of RAP from dietary supplements into validated, technology-enabled interventions across both consumer wellness and clinical indications.

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We believe unlike many single-compound anti-aging products, ROKIT America’s RAP approach integrates NMN and Fisetin within broader regenerative strategies—especially those already established in skin, cartilage, and kidney treatment pipelines.  We believe that combining these compounds with regenerative platforms may provide a foundation for proactive, personalized approaches aimed at supporting healthy aging.

The Reverse-Aging Platform is designed not only to support healthy aging but to extend the window of vitality—helping individuals live younger, longer. With an emphasis on clinical relevance, cellular precision, and scientific integrity, ROKIT America is laying the foundation for a new standard in age-related care, driven by next-generation solutions that begin at the cellular level.

The Company is advancing its core business by enhancing products and services based on the Reverse Aging Platform. This includes expanding into personalized anti-aging solutions, data-driven health management services, and digital healthcare platforms.

The Company’s sales have grown from approximately US $364,880 during the fiscal year ended December 31, 2020 to US $3,097,808 for the fiscal year ended December 31, 2024, representing a 8.5x increase and a compound annual growth rate (CAGR) of 70.7%. We believe this growth is attributed to its science-driven product development, digital marketing strategies, and establishment of a robust global distribution network. Revenue growth has been driven primarily by introducing additional products rather than increasing prices, with the Company currently offering nine products and planning to expand its portfolio further.

For the year ended December 31, 2024, our dietary bio-supplements business accounted for 100% of our sales.

Our Organ Regeneration Platform (ORP)

As a long-term growth driver, the Company is also strategically preparing to enter the Organ Regeneration Platform (ORP) business. Developed by ROKIT Healthcare, this platform utilizes what we believe to be the world’s first AI-based, 3D bioprinting-based regenerative organ technology. As of August 27, 2025, the Company has secured exclusive rights to operate the ORP business in the Americas, and related intellectual property and know-how for the Americas, which includes all countries and territories in South America and North America pursuant to a License Agreement with ROKIT Healthcare. This provides a foundation for entering the regenerative medicine market, including applications in skin, cartilage and kidney regeneration.

Through this dual-track strategy, ROKIT America is solidifying its position in the bio-healthcare industry—securing a strong revenue base through the Reverse Aging Platform while actively preparing for expansion into the high-value field of regenerative medicine through the deployment of our Organ Regeneration Platform.

We believe our ORP will deliver a full spectrum of next-generation regenerative medicine solutions to the Americas, leveraging the proprietary technology, clinical data, and commercial strategies developed by ROKIT Healthcare derived from the License Agreement. We believe ROKIT America will lead the expansion of a platform-based regenerative approach in the Americas that is reshaping the treatment paradigm for age-related degeneration and chronic conditions. From hyper-personalized skin therapies to cartilage and kidney regeneration, each platform is underpinned by robust clinical evidence, advanced bioengineering, and global IP strategies.

The ORP business operates on various platforms and set forth below is a summary of the platforms which we are currently contemplating.

Skin Regeneration Platform: At its core, it is an AI-powered system capable of generating a customized 3D regenerative patch with a single scan and minimal user input. Using a clinician-operated interface, wounds are rapidly assessed through depth-sensing technology and transformed into high-precision 3D models in real-time. The Human-AI Interface (HAI) ensures seamless integration between diagnostics and treatment, allowing practitioners to deliver site-specific patches in a matter of minutes. This automated, patient-specific approach has demonstrated remarkable clinical efficacy, with healing times more than twice as fast as conventional methods and with no observed side effects such as immune rejection or pigmentation. Clinical trials across the U.S. and other countries have validated its applicability across a wide range of dermatological indications, including diabetic foot ulcers, burns, dermatitis, and post-skin cancer resections (NMSC).[2] The ability to deliver rapid, precise, and safe treatments in outpatient settings positions the skin regeneration platform as both clinically impactful and commercially scalable.

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[2] Yun YK, Han SK, Yoon IJ, Namgoong S, Jeong SH, Dhong ES, Kim JH, Lee MC. Evaluating micronized adipose tissue niche and artificial dermis grafts following nonmelanoma skin cancer excision: a pilot study. Wounds. 2024 Apr;36(4):129-136. doi: 10.25270/wnds/23135. PMID: 38743859.

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The following is the regulatory approval status in the Americas for the Skin Regeneration Platform:
Countries	Product	Proprietary Name	Classification	Registration/Clearance Date	Regulatory Authority
U.S.	3D Bioprinter	APLICOR 3D; Dr. INVIVO 4D2D	Class I	8/28/2020	FDA
	3D Bioprinter Accessory Kit	APLICOR 3D KIT; Dr. INVIVO Scaffold KIT	Class I	2/15/2022	FDA
	AI App	AiD Regen	Class I	4/16/2021	FDA
	Fat Separator	Adinizer	BSL 510K Class II	3/11/2021	FDA
Brazil	3D Bioprinter	Dr. INVIVO	System Class II	5/6/2022	Agência Nacional de Vigilancia Sanitária (“Anvisa”)
	Single-Use-Kit	Dr. INVIVO AI Regen KIT	System Class II		Anvisa
	AI App	AiD Regen	Non-medical Device		Not applicable (product not subject to medical device regulation) (“n/a”)
Paraguay	3D Bioprinter	Dr. INVIVO	System Class II	11/2/2022	Dirección Nacional de Vigilancia Sanitaria (“DNVS”), Ministerio de Salud Pública y Bienestar Social (“MSPBS”)
	Single-Use-Kit	Dr. INVIVO AI Regen KIT	System Class II		DNVS; MSPBS
	AI App	AiD Regen	Non-medical Device	-	n/a
Chile	3D Bioprinter	Dr. INVIVO	Non-medical Device	-	n/a
	Single-Use-Kit	Dr. INVIVO AI Regen KIT
	AI App	AiD Regen
Argentina	3D Bioprinter	Dr. INVIVO	Non-medical Device	-	n/a
	Single-Use-Kit	Dr. INVIVO AI Regen KIT
	AI App	AiD Regen
Peru	3D Bioprinter	Dr. INVIVO	Class II	6/4/2024	Dirección General de Medicamentos, Insumos y Drogas (“DIGEMID”)
	Single-Use-Kit	Dr. INVIVO AI Regen KIT	Cass II	9/23/2024	DIGEMID
	AI App	AiD Regen	Class I	3/3/2025	DIGEMID

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Single-Use Kit
Region	Proprietary Name	Components	Notes
United States	(1) APLICOR 3D KIT	3D Printing Accessory Kit (i.e., Dispenser 1, Bed Film, 3D Regen PCL & Holder and NFC Tag for scaffold printing)	Regulatory and market strategy require separate commercialization of the accessory kit and Adinizer.
	(2) Adinizer	Adinizer (fat separator)
Outside U.S.	(1) Dr. INVIVO AI Regen KIT	3D Printing Accessory Kit and Adinizer (fat separator)	Sold together as a bundled “Single-Use Kit” for regenerative procedures.

In the United States, the components are commercialized separately: the 3D Bioprinter Accessory Kit is marketed under the proprietary name “APLICOR 3D KIT”, while the Adinizer (fat separator) is sold independently. Outside the United States, these components are integrated and marketed together as the “Dr. INVIVO AI Regen KIT,” a bundled Single-Use Kit that includes both the 3D Bioprinter Accessory Kit and the Adinizer for regenerative procedures.

The 3D bioprinter “Dr. INVIVO” is marketed under the proprietary name “APLICOR 3D” in the U.S. ROKIT America may initially rely on ROKIT Healthcare for the supply of the Adinizer, which is manufactured by BSL. To reduce this dependency, ROKIT Healthcare has taken proactive steps to identify alternative adipose separation technologies in both Korea and the United States. In addition, ROKIT Healthcare has engaged in preliminary discussions with a biomedical company specializing in regenerative biomaterials for the potential co-development of a next-generation adipose separation device. Although a formal agreement has not yet been executed, these initiatives are expected to strengthen ROKIT America’s supply chain security, provide greater operational flexibility, and support long-term business continuity.

ROKIT America anticipates entering into distribution and partnership agreements in designated countries within the Americas. Such agreements will define the scope of importation, promotion, marketing, and distribution of our Skin Regeneration Platform in compliance with applicable local regulations.

Under the expected contemplated structure, ROKIT Healthcare would serve as the legal manufacturer, leading product design, validation, regulatory filings and global sales. The prospective partner would be responsible for physical manufacturing, sterilization, packaging and providing quality data to support regulatory submissions. ROKIT Healthcare would retain exclusive global sales and distribution rights, including through ROKIT America. By advancing this initiative, ROKIT America seeks to secure a replacement solution under direct group control, thereby mitigating supply chain risks associated with the current reliance on BSL and enhancing long-term business continuity.

Please also see “If we are unable to obtain necessary licenses or sublicenses on commercially reasonable terms, including from BSL Co. Ltd to market or sell Adinizer, a core component of our Skin Regeneration Kit, our business and financial condition could be adversely affected in the future” in the “Risk Factors” section herein.

The Dr. INVIVO AI Regen Kit is a single-use medical device kit that provides all essential components required to prepare bioink and perform the 3D bioprinting process. Its key elements include the 3D Bioprinter Accessory Kit—which contains a dispenser, bed film, 3D Regen PCL with holder, and an NFC tag for scaffold printing—and the Adinizer (fat separator), which processes a patient’s own adipose tissue into a uniform bioink material. All components are designed for one-time use to ensure sterility, patient safety, and regulatory compliance.

Regional Formats:

•	United States: The 3D Bioprinter Accessory Kit (APLICOR 3D KIT) and the Adinizer are marketed separately.

•	Outside the United States: Both components are bundled together and marketed under the proprietary name Dr. INVIVO AI Regen Kit.

Key Highlights:
•	Single-use design ensures sterility and regulatory compliance.

•	Integrates scaffold materials (PCL with NFC activation) and autologous bioink preparation (Adinizer).

•	Streamlines clinical workflow by consolidating essential accessories and fat separation tools into one package.

As of the date of this prospectus, insurance claims for diabetic foot ulcer treatment at the physician office level have been approved and insurance claims at the hospital outpatient department level are in the process of being approved.  Regarding insurance claims in other countries, the insurance claims for the diabetic foot ulcer treatment in Argentina, Chile, and Paraguay have been approved and ROKIT Healthcare is currently in the process of obtaining insurance claim approvals in other countries within the Americas.

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Cartilage Regeneration Platform: Employs Lyophilized Costal Cartilage Matrix (LCCM), a proprietary material derived from freeze-dried rib cartilage, to induce hyaline cartilage regeneration. This technology facilitates endogenous repair through a single treatment, eliminating the need for synthetic implants or multiple interventions. The use of autologous tissue ensures immune compatibility, making it suitable for patients regardless of age or severity of cartilage damage. Ongoing global clinical trials which are being conducted by ROKIT Healthcare including collaborative research with Massachusetts General Hospital (MGH) in the United States, are further substantiating the safety and efficacy of this platform. The model is designed to address a significant unmet need in orthopedic and sports medicine markets, offering a biologically superior and economically viable alternative to current standards of care.

The Company intends to utilize the FDA’s Expanded Access Program (“EAP”) as a proof-of-concept clinical pathway for both the Cartilage and Kidney Regeneration Platforms. Through the EAP, the Company aims to initiate early-stage clinical use in the United States that will not only provide compassionate treatment opportunities for patients but also generate supplemental safety and performance data. While ROKIT Healthcare has a plan to obtain the approvals from certain regulatory bodies in the Americas including U.S. as the global clinical trials continue, ROKIT America will jointly coordinate and, in the Americas, act as lead sponsor where appropriate, ensuring regulatory and clinical strategy execution under its oversight. The Company views the EAP as a defined pathway toward submitting an IND (Investigational New Drug) application for pivotal trials, with a clear transition into the appropriate regulatory framework for either a biological product or a medical device.

Kidney Regeneration Platform: In the field of nephrology, ROKIT America’s kidney regeneration platform represents a significant advancement in treating chronic kidney conditions. The platform produces an omentum patch derived from the patient’s own tissue. Unlike conventional approaches, our solution allows the entire process—tissue extraction, patch fabrication, and implantation—to be completed seamlessly within the operating room. This one-stop workflow ensures sterility, efficiency, and speed, while significantly reducing logistical complexity and establishing a new standard of patient-tailored kidney regeneration therapy.

This technology is protected and maintained as proprietary know-how and provides a customized organ therapy composition by combining autologous or allogeneic micronized omentum tissue with a biocompatible adhesive. The hardened composition can also be formed into organ therapy patches in various shapes, with stiffness adjustable from 0.5 to 12 kPa to match the mechanical environment of specific organs.

Preclinical studies have demonstrated substantial improvements in renal function and inflammation reduction, with regenerative efficiency exceeding that of traditional therapies by 30–60%. Targeted toward high-burden patient populations such as those with chronic kidney disease or awaiting transplantation, this platform is currently undergoing the institutional review board (“IRB”) review and clinical trial preparation in Korea and other strategic regions by ROKIT Healthcare.

Collectively, these platforms support the Company’s unique “Just-in-Time Surgery” model, an approach that delivers patient-specific regenerative solutions directly at the point of care, without reliance on centralized manufacturing, which will enable hospitals to provide highly personalized regenerative care without the logistical burden of centralized manufacturing. This decentralized, point-of-care system not only enhances treatment outcomes but also drastically reduces procedural costs, with the potential to eliminate over 50% of intermediary pharmaceutical margins. By minimizing hospitalization and surgical complexity, this platform model supports broader accessibility and operational efficiency in both public and private healthcare systems.

The scientific foundation of our Organ Regeneration Platform is well established, with over eleven (11) peer-reviewed publications confirming the safety and efficacy of the technologies across various therapeutic areas. With a targeted success rate exceeding 82% and supported by outpatient care models that eliminate the need for hospitalization or immunosuppressants, the Company’s platform approach offers a powerful, scalable, and clinically validated alternative to conventional chronic disease management.

As of the date of this filing, we have not generated any revenue from our ORP business.

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Corporate Structure

Our Management Team and Oversight

We have assembled an executive leadership team comprised of our founder and chief executive officer, chief financial officer, chief strategy officer, chief medical officer, chief operating officer, chief technology officer and chief legal officer, with successful track records in startup entrepreneurial companies and in the life sciences industry. Our executive leadership team works under the oversight of our board of directors who are recognized leaders with hands-on industry experience. We also have a team of world-renowned doctors with relevant expertise on our medical advisory board to help guide our research and development efforts.

Our Competitive Strengths

We believe the continued growth of our Company will be driven by the following:

•	Our RAP is built on scientifically validated compounds such as NMN and Fisetin, which enhance NAD⁺ production, reduce inflammation, and promote systemic rejuvenation. Unlike single-compound products, our platform integrates these functional ingredients into broader regenerative strategies, creating differentiation and strengthening consumer trust.

•	The global longevity market is fragmented, with most companies competing on single compounds or cosmetic claims lacking clinical rigor. By contrast, RAP integrates core compounds such as NMN and Fisetin with next-generation programs in telomere modulation, bioprinted skin models (EpiTem-2), and photodynamic interventions. This diversified, science-driven pipeline positions ROKIT not merely as a supplement provider, but as a platform company bridging consumer wellness and clinical regeneration. Through GMP-grade manufacturing, regulatory alignment, and synergy with the Company’s organ regeneration platforms, RAP is designed to deliver a sustainable competitive edge in the fast-growing anti-aging sector.

•	Our ORP embodies a paradigm shift from disease management to regenerative intervention, reinforcing ROKIT America's position at the forefront of next-generation medical innovation.

•	The ORP represents our integrated approach to addressing critical unmet needs in regenerative medicine. Current standards of care for chronic wounds, cartilage injury, and chronic kidney disease rely on repeated procedures, invasive surgeries, or lifelong supportive therapies, each with significant limitations in durability, accessibility, and patient burden.

•	By contrast, ORP leverages AI-enabled diagnostics and 3D bioprinting with autologous tissues to deliver patient-specific regenerative therapies across three domains: skin, cartilage, and kidney. Each platform is designed as a single-stage, clinically adaptable solution, with the potential to improve outcomes while reducing recurrence rates, procedure burden, and long-term costs compared to conventional approaches.

•	Our ORP utilizes what we believe to be the world’s first AI-based, 3D bioprinting technology and autologous tissue-derived bio-ink to deliver personalized treatments for skin, cartilage, and kidney conditions. This point-of-care, “just-in-time” model reduces costs and increases accessibility compared to conventional methods, supported by clinical evidence demonstrating faster healing and improved safety.

9

Our Growth Strategy

Our long term vision is to achieve (1) Fundamental control of aging and chronic disease progression through hyper-personalized health solutions; (2) Development of cost-effective, “just-in-time” healthcare systems as a response to global medical financing challenges; and (3) Creation of a cloud-based global platform directly connecting hospitals and consumers, which we believe will revolutionize the healthcare ecosystem through data-driven distribution and service models. In the nearer term, our growth strategy focuses as follows:

RAP

•	RAP is the Company’s current revenue-generating business, centered on NMN-based dietary supplements. The Company continues to improve product performance through advanced formulations, enhanced bioavailability, and diversified delivery formats.

•	RAP is expanding into proprietary telomere-supporting formulations, EpiTem-2 (a next-generation human skin model platform for non-animal testing and regenerative research), and photodynamic cosmetic applications such as Hypocrellin B-based hair removal solutions.

•	The global NMN market was valued at approximately USD $210.6 million in 2024 and is projected to grow to USD $428.1 million by 2031 (CAGR ~8.2%3). The broader anti-aging supplements market is projected to expand from USD $4.88 billion in 2025 to USD $9.79 billion by 2034.[4] These figures underscore the continued growth potential for RAP in preventive and longevity-focused consumer markets.

ORP

•	ORP is positioned as the Company’s next major growth driver, aimed at improving patient outcomes through AI-powered, point-of-care regenerative medicine solutions.

•

Skin Regeneration Platform: ROKIT America will apply licensed intellectual property and manufacturing technologies, utilizing existing distributor networks in the Americas while building independent training, clinical support, and distribution capabilities.

•

Cartilage & Kidney Regeneration: Programs are advancing under the FDA’s Expanded Access Program (EAP) to facilitate early clinical use and data collection. Medium-term plans include pivotal clinical trials, while out-licensing opportunities are being explored to accelerate commercialization and generate revenue streams.

•

The global regenerative medicine market was approximately USD $35–36 billion in 2024 and is projected to grow to USD $90–$170 billion by 2030–2034 (CAGR ~16–17%).  North America accounts for about half of the global market, with the U.S. market estimated at USD $15–17 billion in 2023–2024 and expected to expand significantly over the next decade.[5]

•

ORP is designed to scale from single-indication applications to a broad therapeutic platform, extending the Company’s portfolio from preventive healthcare (RAP) to regenerative medicine, ultimately enhancing quality of life for patients with chronic and degenerative diseases

_______________________________________________

[3] Verified Market Research, Nicotinamide Mononucleotide (NMN) Market Size & Forecast 2024–2031, available at: https://www.verifiedmarketresearch.com/product/nicotinamide-mononucleotide-nmn-market/.

[4] Precedence Research, Anti-Aging Supplements Market Size, Share, Report 2025–2034, available at: https://www.precedenceresearch.com/anti-aging-supplements-market.

[5] Grand View Research, Regenerative Medicine Market Size, Share & Trends Analysis Report, available at: https://www.grandviewresearch.com/industry-analysis/regenerative-medicine-market; Nova One Advisor, Regenerative Medicine Market Size Report, available at: https://www.biospace.com/press-releases/regenerative-medicine-market-size-to-hit-usd-169-55-billion-by-2034; Nova One Advisor, U.S. Regenerative Medicine Market Report, available at: https://www.novaoneadvisor.com/report/us-regenerative-medicine-market.

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Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should be aware of before making an investment decision, including those highlighted in the section entitled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	Risks Related to Our Business
	o	Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.
	o	If we do not successfully execute our priorities, our business, operating results and financial condition could be adversely affected.
	o	A cyberattack or significant disruptions of our or third-party vendors information technology systems could adversely affect our business, results of operation and financial condition.
o

We engage in transactions with our parent company, ROKIT Healthcare, a related party, and such transactions present possible conflicts of interest that could have an adverse effect on our business, results of operations, and financial condition.

•	Risks Related to Our RAP Business and Products
	o	Interruptions in the supply of our RAP products or inventory loss may adversely affect our business, results of operations, and financial condition.
	o	Increased prices for, or unavailability of, raw materials used in our RAP products could adversely affect our business, results of operations, and financial condition.
o

Because we depend upon a limited group of suppliers and manufacturers for our RAP products we may incur significant product development costs or experience material delivery delays if we lose any significant supplier, which could materially impact sales of our products.

	o	Disruption of our manufacturing vendors for our Reverse Aging Platform supplements products could adversely affect our business, financial condition and results of operations.
•	Risks Related to Our ORP Business and Products
o

We intend to develop relationships with independent sales distributors in order to generate revenue from the sale of our ORP products and our inability to do so may prevent us from increasing sales. The failure to develop such relationships, or, to the extent we do enter into contracts with distributors, the impairment or termination of such relationships with independent distributors, whom we do not control, could materially and adversely affect our ability to generate revenues and profits.

o

If we are unable to obtain necessary licenses or sublicenses on commercially reasonable terms, including from BSL Co. Ltd to market or sell Adinizer, a core component of our Skin Regeneration Kit, our business and financial condition could be adversely affected in the future.

	o	Reliance on Expanded Access Programs may not lead to regulatory approval or commercial success.
o

To be commercially successful, we must directly or indirectly through distributors convince physicians that our ORP products are safe and effective alternatives to existing treatments and that our ORP products should be used in their procedures.

	o	We are in a highly competitive and evolving field and face competition from well-established medical device manufacturers, and biotherapeutic companies, as well as new market entrants.
o

Technological change could make our ORP products to less competitive and, if we do not enhance our product offerings through our research and development efforts or business development and inorganic activities, we may be unable to compete effectively.

o

Our ability to generate revenues from ORP business depends on adequate reimbursement from public and private insurers and health systems, and changes to the ways in which our products are reimbursed in various sites of service could adversely impact our financial results.

•	Risks Related to Legal and Regulatory Compliance Matters
	o	Failure to comply with the Foreign Corrupt Practices Act (FCPA), economic and trade sanctions regulations, and similar laws could result in significant penalties and other adverse consequences.
	o	If a breach of our measures protecting personal data covered by HIPAA, the HITECH Act, or the CCPA occurs, we may incur significant liabilities.
o

The FDA may require that ROKIT Healthcare revise its labeling and marketing claims for our skin regeneration products or that we suspend sales of our products until FDA pre-market clearance or approval is obtained, which could adversely affect our business, results of operations, and financial condition.

	o	Maintaining the necessary regulatory approvals for certain of our products or potential products could be expensive and time consuming.
	o	We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for unapproved, or off-label, uses.
o

We must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause an adverse effect on our business, results of operations and financial condition.

	o	Our results of operations may be adversely affected by current and potential future healthcare reforms.
	o	We may fail to obtain or maintain foreign regulatory approvals in order for us to market our products in other countries.

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•	Risks Related to Our Intellectual Property
o

We depend on intellectual property licensed from related party ROKIT Healthcare under the License Agreement, the termination of which would result in the loss of significant rights, which would materially harm our business, financial condition and results of operations.

o

A material breach or default under our License Agreement with ROKIT Healthcare, gives the licensor party to such agreement the right to terminate the License Agreement, which termination would materially harm our business.

o

Our ability to protect our owned and licensed intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which could have an adverse effect on our business, results of operations and financial condition.

o

We may become subject to claims of infringement of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages.

o

If the scope of any patent protection our licensor obtains is not sufficiently broad, or if our licensor loses any of the patent protection we license, our ability to prevent our competitors from commercializing similar or identical products would be adversely affected.

	o	Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
o

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

	o	Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
	o	We may not be able to protect our intellectual property rights throughout the American countries.
•	Risks Related to Our Financial Statements, Internal Controls and Related Matters
	o	Changes in, or interpretation of, tax rules and regulations may impact our effective tax rate and future profitability.
	o	If we fail to maintain adequate internal control over financial reporting in the future, this could adversely affect our business, financial condition and operating results.
•	Risks Related to Work Force and Managing Our Growth and Expansion
o

We will depend on our senior leadership team and key personnel and may not be able to retain or replace these personnel or recruit additional qualified personnel, including future employees, which would harm our business, results of operations and financial condition.

o

If we are unable to maintain our current sales or marketing capabilities or enter into substitute agreements with third parties to sell or market our products, we may not be able to successfully sell or market our products that obtain regulatory approval.

	o	Our success is highly dependent on our ability to attract and retain highly skilled executive officers and other key personnel, including future employees.
	o	In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
	o	Our operations outside the U.S. will expose us to risks associated with international sales and operations.
•	Risks Related to this Offering and the Ownership of our Common Stock
	o	Our common stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.
o

You may experience dilution from future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

o

ROKIT Healthcare controls the direction of our business, and the concentrated ownership of our stock following the closing of this offering will prevent you and other stockholders from influencing significant decisions.

o

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon closing of our initial public offering because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities, and based on such status we can rely on exemptions from certain corporate governance requirements that could adversely affect holders of the Company’s common stock.

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Implications of being an emerging growth company and a smaller reporting company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the Securities Act), as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), on the effectiveness of our internal controls over financial reporting, less extensive disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation, and exemptions from stockholder approval of any golden parachute payments not previously approved. We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We could remain an emerging growth company until the earlier of (i) the last day of the year following the fifth anniversary of the completion of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the Exchange Act), which would occur if the market value of our common stock and non-voting common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our common stock held by non-affiliates is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not applicable to a smaller reporting company.

Corporate Information

We were incorporated in Delaware on July 3, 2019. Our principal executive offices are located at 3435 Wilshire Blvd, Suite 2925, Los Angeles, California 90010. Our telephone number is (678) 861-0046 and our website address is www.rokitamerica.com. Information contained on or that can be accessed through our website is neither a part of, nor incorporated by reference into, this prospectus, and you should not consider information on our website to be part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

13

THE OFFERING

Common stock offered by us	shares

Underwriters’ over-allotment option of common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares (or shares, if the underwriters exercise their over-allotment option in full).

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $         million (or approximately $        million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public capital markets for us and our stockholders. We currently intend to use the net proceeds to us from this offering, together with our existing cash and cash equivalents, to fund research and development activities, marketing activities and for working capital, operating expenses, capital expenditures and other general corporate purposes. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors

You should read the section titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq symbol	“RKAM”

The number of shares of our common stock to be outstanding after this offering is based on 25,000,100 shares of our common stock outstanding as of the date of this prospectus and excludes:

•	shares reserved for issuance under our 2025 Omnibus Stock Incentive Plan.

•	shares reserved for issuance pursuant to the Advisory Service Agreement.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•

the filing and effectiveness of our amended and restated certificate of incorporation (the Certificate of Incorporation) to be effective immediately prior to the completion of this offering, and the adoption of our amended and restated bylaws (the Bylaws) to be effective immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

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SUMMARY FINANCIAL AND OTHER DATA

The summary financial and other data set forth below should be read together with our financial statements and the related notes to those statements, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The statement of operations data for the years ended December 31, 2025 and 2024, have been derived from our audited financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	For the years ended December 31,
	2025	2024
	(in thousands, except shares and per share data)
Statement of Operations Data:
Sales	$	$3,098
Cost of Goods Sold		1,076
Gross Profit		2,022
Operating expenses:
Marketing and advertising expense	$	$485
Selling, general and administrative expenses		630
Total operating expenses		1,115
Operating Profit		907
		-
Net income	$	$651
Net income per share, basic and diluted	$	$0.03
Weighted-average shares outstanding, basic and diluted		25,000,100

Statements of Cash Flows Data:
Net cash used in operating activities	$	$(30)
Net cash used in investing activities		$-
Net cash used in financing activities	$	$-

	As of December 31,
	2025	2024
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$	$15
Total assets	$	$2,788
Total liabilities	$	$839
Total stockholder’s equity	$	$1,949

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all of the other information contained in this prospectus, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to invest in our common stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event you could lose all or part of your investment. The risks and uncertainties described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those described below.

Risks Related to Our Business

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of our control.

We are subject to the following factors, among others, that may negatively affect our operating results:

•	our ability to upgrade and develop our systems and infrastructure to accommodate growth;
•	our ability to attract and retain key personnel in a timely and cost-effective manner;
•	our ability to offer our RAP products using our existing sales and distribution networks;
•	our ability to market our RAP products through the support we receive from ROKIT Healthcare pursuant to that certain Support Agreement;
•	our ability to prevent or address material weaknesses in internal control over financial reporting (ICFR);
•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations, and infrastructure;
•	changes in, or enactment of new laws or regulations promulgated by federal, state, local or international governments;
•	the announcement or introduction of new products by our competitors;
•	our inability to demonstrate that our products are cost-effective or superior to competing products;
•	cost containment initiatives or policies developed by government and commercial payers that create financial incentives not to use our products;
•	failure of government healthcare programs and private health plans to cover our ORP products or to timely and adequately reimburse end-users of our ORP products;
•	the rate of reimbursement by government and private insurers for use of our ORP products;
•	any change in Medicare payment policies which provides a competitive advantage to our competitor’s products over our ORP products;
•	any change in government healthcare programs’ and private health plans’ policies regarding sales and reimbursement of durable medical equipment (DME), including a prohibition on physician-owned DME supplier entities;
•	our ability to increase market adoption and commercialization of our RAP and ORP products, including recognition and adoption by the medical community of our ORP products;
•	our ability to maintain and protect our owned and licensed intellectual property and other proprietary information;
•	our ability to develop new products;
•	our success in establishing (for ORP) and maintaining and/or expanding (for RAP) our distribution networks, including reliable retail and e-commerce networks for our RAP products;
•	successful adoption by hospitals of the products in our organ regeneration platform (ORP);
•	shifts in consumer health trends or the introduction of new nutraceutical products by our competitors or other companies;
•	discovery of product defects during the manufacturing process of our RAP products;
•	initiation of a government investigation into potential non-compliance with laws or regulations;
•	issuance of government advisory opinions or program bulletins that could negatively affect one or more of our sales models;
•	sanctions imposed by federal or state governments due to non-compliance with laws or regulations;
•	recall of one or more of our products by the FDA due to noncompliance with FDA requirements; and
•	general economic conditions as well as economic conditions specific to the healthcare industry.

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If we do not successfully execute our priorities, our business, operating results and financial condition could be adversely affected.

Our priorities are to expand the adoption of our Reverse Aging Platform (RAP) and to establish and scale the Organ Regeneration Platform (ORP) business.  In addition, we intend to strengthen our presence in the health functional food sector, including dietary supplements such as NMN and other anti-aging products, by leveraging ROKIT Healthcare’s global distribution network.  We also plan to maintain rigorous quality control standards across our product pipeline, secure the necessary regulatory approvals in key markets, and continue to advance the scientific and clinical validation of our platforms through collaborations, peer-reviewed publications, rand clinical studies.

We have sought, primarily through this offering, and may continue to seek post-offering, capital to implement our priorities. In developing our priorities, we evaluated many factors including, without limitation, those related to developments in our industry, customer demand, competition, regulatory developments, and general economic conditions. Actual conditions may be different from our assumptions, and we may not be able to successfully execute our priorities. If we do not successfully execute our priorities, or if actual results vary significantly from our assumptions, our business, operating results and financial condition could be adversely impacted.

We continue to invest significant capital to maximize our sales and marketing infrastructure, and there can be no assurance that these efforts will result in significant increases in sales.

We are committed to maximizing our internal sales and marketing capabilities, including by optimizing our sales networks and increasing investments in advertising and promotional activities, including online and social media advertising to further support the marketing and sales of the products. As a result, we continue to invest in sales and marketing resources for our products to allow us to reach new customers and potentially increase sales.  For RAP, we primarily use e-commerce based marketing channels, including, but not limited to, search and display advertising and social media influencer partnerships.  We believe this strategy enables efficient customer acquisition and scalable market penetration without reliance on traditional retail distribution.  Marketing and advertising expenses for the year ended December 31, 2024 were $484,714 and we expect these expenses to increase as we continue to expand our promotional activities in the future. These expenses impact our operating results, and there can be no assurance that we will continue to be successful in significantly increasing the sales of our products.

If we cannot successfully address quality issues that may arise with our products, our brand reputation could suffer, and our business, financial condition, and results of operations could be adversely impacted.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, as well as defects in third-party components included in our products, as any quality issues or defects may negatively impact use of our products. Although we have established internal procedures to minimize risks that may arise from quality issues, we may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. If the quality of our products does not meet the expectations of customers, then our brand reputation could suffer and our business could be adversely impacted. We must also ensure any promotional claims made for our products comport with government regulations.

We face the risk of product liability claims and may not be able to obtain or maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, processing and marketing of our products. We may be subject to such claims if our products cause, or appear to have caused, an injury. Claims may be made by patients, healthcare providers or other purchasers and resellers of our products. Product liability claims can be expensive to defend (regardless of merit), divert our management’s attention, result in substantial damage awards against us, harm our reputation, and generate adverse publicity, which could result in the withdrawal of, or reduced acceptance of, our products in the market.

Although we have product liability insurance that we believe is adequate, this insurance is subject to deductibles and coverage limitations, and we may not be able to maintain this insurance at an acceptable cost or on acceptable terms or be able to secure increased coverage (if needed), nor can we be sure that existing or future claims against us will be covered by our product liability insurance. Moreover, the existing coverage of our insurance or any rights of indemnification and contribution that we may have may not be sufficient to offset existing or future claims. If we are unable to maintain product liability insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims or we underestimate the amount of insurance we need, we could be exposed to significant liabilities, which may harm our business. A product liability claim or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business. Even if a claim is not successful, defending such claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert our management’s attention.

17

We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, disrupt our business and adversely affect our business, results of operations and financial condition.

The processing and marketing of our products involves an inherent risk that our products or processes may not meet applicable quality standards and requirements. In the event that one or more of our products experiences a failure to meet such standards and requirements, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority.

A recall or market withdrawal of one of our products could be costly and may divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products as a result of confusion concerning the scope of the recall or withdrawal, or as a result of the damage to our reputation for quality and safety.

A cyberattack or significant disruptions of our or third party vendors information technology systems could adversely affect our business, results of operation and financial condition.

A cyberattack, a disruption in availability, or the unauthorized alteration of systems or data could adversely affect our business, results of operations and financial condition. We rely on technology for day-to-day operations as well as positioning to enhance our stance in the market. We generate intellectual property that is central to the future success of the business and transmit large amounts of confidential information. Additionally, we collect, store and transmit confidential information of customers, patients and third parties. We also have outsourced significant elements of our operations to third party vendors, including significant elements of our information technology infrastructure, and, as a result, we are managing many independent vendor relationships with third parties who may or could have access to our confidential information. The continually changing threat landscape of cybersecurity today makes our systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our  partners, and vendors, and from attacks by malicious third parties, including supply chain attacks originating at our third-party partners. Such attacks are of ever-increasing levels of sophistication. Attacks are made by individuals or groups that have varying levels of expertise, some of which are technologically advanced and well-funded including, without limitation, nation states, organized criminal groups and hacktivists organizations.

To ensure protection of our information, we have closely monitored cybersecurity and have implemented processes and procedural controls to maintain the confidentiality and integrity of such information. We measure these controls and their success through a cybersecurity framework that is based on industry standards. While we have closely monitored the protection of our data and technology, there can be no guarantees that our efforts will prevent all service interruptions or security breaches. Any such interruption or breach of our systems could adversely affect our business operations and result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal and reputational harm to our business, including legal claims and proceedings, liability under laws that protect the privacy of personal information, government enforcement actions and regulatory penalties, as well as remediation costs. Also, we plan to purchase cyber liability insurance. However, this insurance may not be sufficient to cover the financial, legal or reputational losses that may result from an interruption or breach of our systems.

We engage in transactions with our parent company, ROKIT Healthcare, a related party, and such transactions present possible conflicts of interest that could have an adverse effect on our business, results of operations, and financial condition.

Currently, we have entered into the following material agreements with ROKIT Healthcare:

•	that certain Intellectual Property License Agreement, dated August 27, 2025, by and between the Company and ROKIT Healthcare for the right to use certain intellectual property required to conduct the ORP Business; and

•	that certain Service Sharing and Support Agreement dated January 2, 2023 by and among the Company and ROKIT Healthcare (the “Support Agreement”), pursuant to which ROKIT Healthcare provides the Company with financial, legal, human resources, sales and marketing management services for an agreed upon rate depending on the service, which is invoiced monthly to the Company from ROKIT Healthcare; and

•	that certain Payment Service Supply Agreement with ROKIT Healthcare (the “Payment Service Supply Agreement) dated February 28, 2020, setting forth the fundamental terms and conditions under which ROKIT Healthcare provides payment and overseas remittance services in connection with its purchase of good on behalf of consumers from the Company.

We may enter into other contracts between us, on the one hand, and ROKIT Healthcare or other related parties, on the other, that are not as a result of arm’s-length transactions.  Our executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties.  Our executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time.  Thus, related party transactions create the possibility of conflicts of interest with regards to our management.  Such conflicts could cause an executive officer or a director to seek to advance his, her or its economic interests or the economic interests of certain related parties above ours. Conversely, we may not be able to enter into transactions with third parties on terms as favorable as the terms of existing transactions with related parties. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. It is possible that a conflict of interest could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to generate sufficient cash flows or raise the additional capital necessary to fund our operations.

As of December 31, 2024, we had cash and cash equivalents of $14,622, accounts receivable from non-related parties of $1,285,611 and accounts receivable from related parties of $1,274,674. For the year ended December 31, 2024, our operating profit was $907,300 and the net cash used in operating activities was $(30,492). To date, we have financed our operations principally through cash received from RAP operations.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our sales and marketing efforts, our ability to attract and retain customers and their willingness and ability to pay for our products, and any investments we may choose to pursue in the future. We cannot assure you that our business will generate sufficient cash flow to fund our operations or other liquidity needs. We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. Our ability to obtain financing will depend on a number of factors, including:

•	general economic and capital market conditions;
•	public perception regarding safety of large-scale events;
•	the availability of credit from banks or other lenders;
•	investor confidence in us; and
•	our results of operations.

If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things, continue to invest in our products, technology development and marketing efforts, or respond to competitive pressures or unanticipated working capital requirements. Our inability to do any of the foregoing could reduce our ability to compete successfully and could have an adverse effect on our business.

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Risks Related to Our RAP Business and Products

Interruptions in the supply of our RAP products or inventory loss may adversely affect our business, results of operations, and financial condition.

Our RAP products are manufactured in accordance with quality control standards, and stable sourcing of raw materials and consistent production processes are critical. Disruptions in raw material supply, unforeseen variables in the manufacturing process, or deficiencies in storage and logistics management could affect the availability of our products.

In addition to ongoing production risks, process deviations or unanticipated effects of approved process changes may result in non-compliance with regulatory requirements including stability requirements or specifications. Most of our RAP products must be stored and transported within a specified temperature range. For example, if environmental conditions deviate from that range, our products’ remaining shelf-lives could be impaired or their safety and efficacy could be adversely affected, making them unsuitable for use. These deviations may go undetected. The occurrence of actual or suspected production and distribution problems can lead to lost inventories, and recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays and result in a loss of our market share and negatively affect our revenues and operations.

Increased prices for, or unavailability of, raw materials used in our RAP products could adversely affect our business, results of operations, and financial condition.

Our profitability is in part affected by the prices of the raw materials used in the manufacture of our RAP products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel-related delivery costs, competition, import duties, excises and other indirect taxes, currency exchange rates, and government regulation. Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases, and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability. Significant increases in the prices of raw materials, due to inflation or otherwise, that cannot be recovered through productivity gains, price increases or other methods could adversely affect our business, results of operations, and financial condition.

Because we depend upon a limited group of suppliers and manufacturers for our RAP products we may incur significant product development costs or experience material delivery delays if we lose any significant supplier, which could materially impact sales of our products.

We obtain some of the components for our RAP products from a limited group of suppliers. These suppliers must be able to provide us with these components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed-upon specifications, at acceptable costs, and on a timely basis. Our efforts to maintain a continuity of supply may not be successful. Manufacturing disruptions experienced by our suppliers may jeopardize our supply of these components. Due to the stringent regulations and requirements of the FDA regarding the manufacture of our RAP products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A change in suppliers could require significant time, effort and/or investment. To the extent we lose a supplier which cannot be replaced within 2-3 months, such reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material effect on our business, results of operations, and financial condition.

In addition, one or more of our suppliers may refuse to extend us credit with respect to our purchasing or leasing equipment, supplies, products, or components, or may only agree to extend us credit on significantly less favorable terms or subject to more onerous conditions. This could significantly disrupt our ability to purchase or lease required equipment, supplies, products and components in a cost-effective and timely manner and could have a material adverse effect on our business, results of operations, and financial condition. Any casualty, natural disaster, other disruption of any of our sole-source suppliers’ operations, or any unexpected loss of any existing exclusive supply contract, could have a material adverse effect on our business, results of operations, and financial condition.

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Disruption of our manufacturing vendors for our Reverse Aging Platform supplements products could adversely affect our business, financial condition and results of operations.

Our business depends upon the continued operation of our manufacturing vendors for our Reverse Aging Platform supplements in Salt Lake City, Utah, Oakdale, California, and Ontario, California where our vendors are located. Risks that could impact our ability to use these vendors include the occurrence of natural and other disasters, the outbreak of pandemics, and the need to comply with the requirements of directives from government agencies, including the FDA. Either of our manufacturing vendors can serve as a redundant processing facility for most of our products in the event the other manufacturing vendors experience a disaster event. However, if our manufacturing vendors were to become unavailable, this could have a material adverse effect on our business, financial condition and results of operations during the period of such unavailability.

The effects of macroeconomic conditions and geopolitical events, such as economic downturns and market conditions beyond our control, have had, and could in the future have, an adverse impact on our business, financial condition and results of operations.

Our business depends on the overall demand for our products and on the economic health of our RAP customers.  Economic downturns or unstable market conditions, such as those potentially created by high price inflation, increasing interest rates, the imposition by the U.S. Government of tariffs and other trade barriers, as well as any retaliation by trade partners, health pandemics or geopolitical instability may cause our customers to decrease their budgets, which could reduce spend though our RAP and adversely affect our business, results of operations, and financial condition. As we expand our business, economic downturns or unstable market conditions in any of the markets in which we operate could result in lower yielding the returns than we anticipate. Additionally, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have recently and may in the future lead to market-wide liquidity problems, which could also lead customers to decrease their budgets and/or reduce their spend though our RAP. This uncertainty regarding liquidity concerns in the financial services industry and other negative macroeconomic conditions and geopolitical events could adversely impact our business, our customers, or industry as a whole in ways that we cannot predict at this time.

Risks Related to Our ORP Business and Products

We intend to develop relationships with independent sales distributors in order to generate revenue from the sale of our ORP products and our inability to do so may prevent us from increasing sales. The failure to develop such relationships, or, to the extent we do enter into contracts with distributors, the impairment or termination of such relationships with independent distributors, whom we do not control, could materially and adversely affect our ability to generate revenues and profits.

We expect to derive a significant portion of our revenues through our relationships with independent distributors, most likely on a country-by-country basis within the Americas. The failure to negotiate agreements that would create such relationships, or to the extent we do execute such agreements, the impairment or termination of such relationships for any reason could materially and adversely affect our ability to generate revenues and profits. Because the independent distributors often control the customer relationships within its territory, there is a risk that if our relationship with the independent distributors ends, our relationship with the customer will be lost. Also, because we do not control an independent distributors’ field sales agents, there is a risk we will be unable to ensure that our sales processes, regulatory compliance, and other priorities will be consistently communicated and executed by the distributor. If we fail to maintain relationships with our key independent sales agencies, or fail to ensure that our independent sales agencies adhere to our sales processes, regulatory compliance, and other priorities, this could have an adverse effect on our business, results of operations, and financial condition. We may have liability for the actions of independent sales agencies in marketing our products and our lack of control over their activities impedes our ability to prevent, detect or address such non-compliance.

We intend to develop relationships and arrangements with independent distributors in order to generate sales with respect to our ORP products. However, we may fail to develop such relationships, in which case we may not be able to increase our sales. Our success is partially dependent upon our ability to retain and motivate our independent sales partners and their representatives to sell our products in certain territories. They may not be successful in implementing our marketing plans. Our independent sales agencies may terminate their contracts with us, may devote insufficient sales efforts to our products, or may focus their sales efforts on other products that produce greater commissions for them, which could have an adverse effect on our business, results of operations, and financial condition. We also may not be able to find alternative independent sales agencies who will agree to market and/or distribute those products on commercially reasonable terms, if at all. If we are unable to establish independent distributors relationships on commercially acceptable terms, our business, results of operations, and financial condition could be materially and adversely affected. In addition, because we do not expect to control these independent sales agencies as closely as our future employees, while we may take steps to mitigate the risks associated with noncompliance by independent sales agencies, there remains a risk they may not comply with regulatory requirements or our requirements or our policies which could also adversely affect our business.

If we are unable to obtain necessary licenses or sublicenses on commercially reasonable terms, including from BSL Co. Ltd to market or sell Adinizer, a core component of our Skin Regeneration Kit, our business and financial condition could be adversely affected in the future.

We rely on the licensed patented or proprietary technology of ROKIT Healthcare to be able to commercialize the products in our ORP.  Adinizer, a core component of our Skin Regeneration Kit, is manufactured and registered by BSL Co., Ltd. (“BSL”).  The Company currently relies on a third-party to supply the Adinizer device manufactured by BSL. However, the Company is not solely dependent on BSL products, as we have already identified and secured alternative adipose separation solutions in both Korea and the U.S. that can be deployed without material delay. However, if we are unable to obtain a sublicense or transfer of usage rights with BSL when needed and on commercially reasonable terms in the future, our ability to commercialize the Skin Regeneration Platform in the Americas may be delayed and our business and financial condition could be adversely impacted.

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In the course of our business, third parties, including ROKIT Healthcare, may hold intellectual property, including patent rights, that we determine are important or necessary to the development of our technology and products in our ORP. In addition, it may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future products in our ORP. If we determine to license or acquire such important third-party intellectual property rights and we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our products in our ORP at such time would likely be delayed or we may have to abandon development of that product or program altogether and our business and financial condition could suffer.

Moreover, if we in-license additional technologies or products in the future, we might become dependent on proprietary rights from third parties with respect to those technologies or products. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any product subject to such licenses.

Disputes may also arise between us and any future licensors regarding intellectual property subject to a license agreement. If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product(s).

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we may determine to in-license, and any failure by us or any future licensors to obtain, maintain, defend and enforce such rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we determine to license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

Reliance on Expanded Access Programs may not lead to regulatory approval or commercial success.

ROKIT Healthcare is considering the use of the FDA’s Expanded Access Program (“EAP”) for certain investigational platforms, including our Cartilage Regeneration Platform and Kidney Regeneration Platform. While expanded access under the EAP (“Expanded Access”) may allow compassionate patient use, generate supplemental safety and performance data, and raise awareness among clinicians, the program presents important limitations and risks.

•	Not a substitute for FDA approval. Products provided under Expanded Access remain investigational and may not be marketed or sold commercially.
•	Limited scope. The EAP applies only to narrowly defined patient groups, requires FDA authorization, Institutional Review Board oversight, manufacturer approval, and patient consent, and therefore may have restricted reach.
•	Uncertain regulatory impact. Data collected through Expanded Access may not be sufficient to support regulatory submissions, and the FDA is not obligated to accept such data as evidence of safety or effectiveness.
•	No assurance of competitive benefit. Exposure through Expanded Access does not guarantee future regulatory approval, market adoption, or commercial advantage.

If ROKIT Healthcare is unable to obtain timely regulatory approvals for our investigational platforms, or if data generated through Expanded Access are insufficient, our ability to expand beyond the Skin Regeneration Platform could be materially and adversely affected.

To be commercially successful with our ORP business, we must directly or indirectly through distributors convince physicians that our ORP products are safe and effective alternatives to existing treatments and that our ORP products should be used in their procedures.

We believe physicians will only adopt our Organ Regeneration Platform (ORP) products if they determine, based on experience, clinical data and published peer-reviewed journal articles, that the use of our products in a particular procedure is a favorable alternative to conventional methods. We believe physicians may be hesitant to change their existing medical treatment practices for the following reasons, among others:

•	their lack of experience with advanced therapeutics, such as our Organ Regeneration Platform, which utilizes autologous tissue combined with AI-driven design and 3D bioprinting technology to enable remote, patient-specific treatments;
•	lack of evidence supporting additional patient benefits of advanced therapeutics, such as our Organ Regeneration Platform integrating autologous tissue, AI, and 3D bioprinting for personalized care, over conventional methods in certain therapeutic applications;
•	perceived liability risks generally associated with the use of new products and procedures;

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•	limited availability of reimbursement from third-party payers;
•	more favorable reimbursement for other market-available products; and
•	the time that must be dedicated to physician training in the use of our products.

We also believe physicians are more interested in using cost-effective products and may practice in settings like Accountable Care Organizations, or ACOs, or Medical Homes, where they face considerable cost-containment pressure. In general, physicians may be slow to change their medical treatment practices and use of our products for many reasons, including but not limited to: their lack of experience using our products; pressure to contain costs; preference for other treatment modalities or our competitors’ products; perceived liability risks generally associated with the use of new products and procedures; limited availability of coverage and/or reimbursement from third-party payers; and the time that must be dedicated to training.

We believe recommendations for, and support of our products by, influential physicians are essential for market acceptance and adoption. If we do not receive this support (e.g., because we are unable to demonstrate favorable long-term clinical data), physicians and hospitals may not use our products, which would significantly reduce our ability to achieve expected revenue and would prevent us from sustaining profitability.

We are in a highly competitive and evolving field and face competition from well-established medical device manufacturers, and biotherapeutic companies, as well as new market entrants.

Our ORP business is in a very competitive and evolving field. Competition from other medical device companies, and biotherapeutic companies, and from research and academic institutions, is intense, expected to increase and subject to rapid change and could be significantly affected by new product introductions as well as changes in reimbursement that could favor certain products and competitors over others. Established competitors and newer market entrants are investing in additional clinical research that may allow them to gain further clinician usage, adoption and payer coverage of their products. In addition, consolidation and cost containment measures in the healthcare industry may cause hospitals to consolidate their purchases with suppliers that have a broad portfolio of products. This would continue to give rise to demands for price concessions, which could have an adverse effect on our business, results of operations and financial condition. Further, competitors may introduce placental-based membrane products in the future at lower prices, adding new features or gaining additional reimbursement coverage, or utilize sales and marketing practices that negatively impact the industry. Further, they may copy our products outside the United States. The presence of this competition may lead to pricing pressure, which could have an adverse effect on our business, results of operations and financial condition.

Technological change could make our ORP products less competitive and, if we do not enhance our product offerings through our research and development efforts or business development and inorganic activities, we may be unable to compete effectively.

The technologies underlying our products are subject to rapid technological change. Competition intensifies as technical advances in each field are made and become more widely known. Others may develop services, products or processes with significant advantages over the products, services and processes that we offer or are seeking to develop. Any such occurrence could have an adverse effect on our business, results of operations and financial condition.

We plan to enhance and broaden our product offerings as part of a strategy that involves responding to changing customer demands and competitive pressure and technologies, among other factors. The success of any new product offering or enhancement to an existing product will depend on numerous factors, including our ability to:

•	properly identify and anticipate physician and patient needs with respect to our ORP products;
•	develop and introduce new products or product enhancements in a timely manner;
•	adequately protect our owned and licensed intellectual property and avoid infringing upon the intellectual property rights of third parties;
•	demonstrate the safety and efficacy of new products, including through the conduct of additional clinical trials by ROKIT Healthcare of new ORP products and platforms;
•	obtain the necessary regulatory clearances or approvals for new products or product enhancements;
•	ensure end-users obtain adequate insurance coverage and reimbursement for our ORP products; and
•	compete successfully against other skin substitutes and other modalities for treating wounds such as negative-pressure wound therapy and hyperbaric oxygen with respect to our skin regeneration ORP products.

If we do not develop and, when necessary, ensure clearance of all regulatory approvals for new products or product enhancements in time to meet market demand, or if there is insufficient demand for these products or enhancements, our results of operations and financial condition will suffer. Our research and development efforts may require a substantial investment of time and resources, including additional capital, before we are adequately able to determine the commercial viability of a new product, technology, material or other innovation. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce sales in excess of the costs of development, or they may never receive required regulatory approval and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

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Our ability to generate revenues from ORP business depends on adequate reimbursement from public and private insurers and health systems, and changes to the ways in which our products are reimbursed in various sites of service could adversely impact our financial results.

Our success of ORP business depends on the extent to which end-users of our products receive adequate reimbursement for the costs of our products and related treatments from third-party payers, including government healthcare programs, such as Medicare and Medicaid, as well as private insurers and health systems. Government and other third-party payers attempt to contain healthcare costs by limiting both coverage and the level of reimbursement of medical products, particularly new products. Therefore, significant uncertainty may exist as to the reimbursement status of new healthcare products by third-party payers. Although our product offerings with respect to our skin regeneration platform have coverage with some payers, a significant number of public and private insurers currently do not cover or reimburse our other products.

The reimbursement landscape for our products varies depending upon the site in which the products are administered. If ROKIT Healthcare is not successful in obtaining adequate coverage and reimbursement for our ORP products from these third-party payers in one or more of the sites of service where our products are used, it could have an adverse effect on market acceptance of our products. Inadequate reimbursement levels would likely also create downward price pressure on our products. Even if ROKIT Healthcare does succeed in obtaining widespread coverage and reimbursement rates or policies for our products, future changes in coverage or reimbursement rates or policies could have a negative impact on our business, financial condition and results of operations.

Changes in the coverage and reimbursement environment as described above could result in declines in our revenue that would adversely affect our business, financial condition and results of operation.

The formation of physician-owned distributorships (“PODs”) could result in increased pricing pressure on our products or harm our ability to sell our products to physicians who own or are affiliated with those distributorships.

PODs are medical product distributors that are owned, directly or indirectly, by physicians. These physicians derive a proportion of their revenue from selling or arranging for the sale of medical products for use in procedures they perform on their own patients at hospitals that agree to purchase from or through the POD, or that otherwise furnish ordering physicians with income that is based directly or indirectly on those orders of medical products. The Office of Inspector General (“OIG”) of the Department of Health & Human Services has issued a Special Fraud Alert on PODs, indicating that they are inherently suspect under the federal Anti-Kickback Statute.

Our commercial strategy emphasizes selling directly to healthcare providers and, to a limited extent, through distributors. To our knowledge, we do not directly sell to or distribute any of our products through PODs. The number and strength of PODs in the industry may continue to grow as economic pressures increase throughout the industry and hospitals, insurers and physicians search for ways to reduce costs, and, in the case of the physicians, identify additional sources to increase their incomes. These companies and the physicians who own, or partially own, PODs may have significant market knowledge, access to and influence on the physicians who use our products and the hospitals that purchase our products, and we may not be able to compete effectively for business from physicians who own PODs.

Risks Related to Legal and Regulatory Compliance Matters

Failure to comply with the Foreign Corrupt Practices Act (FCPA), economic and trade sanctions regulations, and similar laws could result in significant penalties and other adverse consequences.

We are subject to a range of U.S. and international laws, including, but not limited to, anti-corruption statutes, trade controls, economic sanctions, privacy regulations, and other related legal requirements. Non-compliance with any of these applicable laws could expose us to civil, criminal, and administrative penalties, and may also damage our reputation, which could have a negative impact on our business, financial condition and results of operations.

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If a breach of our measures protecting personal data covered by HIPAA, the HITECH Act, or the CCPA occurs, we may incur significant liabilities.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the HITECH Act, and the regulations that have been issued under it, impose certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of protected health information. The requirements and restrictions apply to "covered entities" (which include health care providers and insurers) as well as to their business associates that receive protected health information from them in order to provide services to or perform certain activities on their behalf. The statute and regulations also impose notification obligations on covered entities and their business associates in the event of a breach of the privacy or security of protected health information. We occasionally receive protected health information from our customers in the course of our business.

In addition, California has enacted the California Consumer Privacy Act (CCPA), which came into effect on January 1, 2020. Pursuant to the CCPA, certain businesses are required, among other things, to make certain enhanced disclosures related to California residents regarding the use or disclosure of their personal information, allow California residents to opt-out of certain uses and disclosures of their personal information without penalty, provide Californians with other choices related to personal data in our possession, and obtain opt-in consent before engaging in certain uses of personal information relating to Californians under the age of 16. The California Attorney General may seek substantial monetary penalties and injunctive relief in the event of our non-compliance with the CCPA. The CCPA also allows for private lawsuits from Californians in the event of certain data breaches. Aspects of the CCPA remain uncertain, and we may be required to make modifications to our policies or practices in order to comply. Aside from California, Texas and several other major states impose rigorous local medical privacy requirements.

It is possible the data protection laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country and state to state, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Further, compliance with data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. We can provide no assurance that we are or will remain in compliance with diverse privacy and security requirements in all of the jurisdictions in which we do business. If we fail to comply or are deemed to have failed to comply with applicable privacy protection laws and regulations such failure could result in government enforcement actions and create liability for us, which could include substantial civil and/or criminal penalties, as well as private litigation and/or adverse publicity that could negatively affect our operating results and business.

The FDA may require that ROKIT Healthcare revise its labeling and marketing claims for our skin regeneration products or that we suspend sales of our products until FDA pre-market clearance or approval is obtained, which could adversely affect our business, results of operations, and financial condition.

Many of the products we intend to sell must comply with the FDA’s requirements with respect to applicable devices, including pre-market clearance or approval from the FDA. Obtaining FDA pre-market clearance or approval involves significant time.

The loss of our ability to market and sell products in our portfolio due to long clearance periods would have an adverse impact on our revenues, business, financial condition and results of operations.

Any future regulatory changes could also have adverse consequences for us and make it more difficult or expensive for us to conduct our business by requiring pre-market clearance or approval and compliance with additional post-market regulatory requirements with respect to those products. For example, the FDA may in the future impose conditions, such as labeling restrictions, and the requirement that a product be manufactured in compliance with CGMP, which would require significant additional time.

ROKIT Healthcare’s APLICOR 3D bioprinter was registered with the FDA as a Class I medical device on August 28, 2020. In addition, the APLICOR 3D KIT was registered as a Class I medical device on February 15, 2022, and AiD Regen software was registered as a Class I medical device on April 16, 2021. These registrations demonstrate ROKIT Healthcare’s established entry into the U.S. regulatory framework across hardware, disposable kits, and software. Certain components underlying our ORP fall into a Class II FDA classification. On March 11, 2021, the manufacturer of the Adinizer (BSL), a component supplied by ROKIT, received FDA 510(k) clearance confirming that the Adinizer is substantially equivalent to a legally marketed device and may be commercially distributed in the U.S. Collectively, these registrations and clearances provide ROKIT Healthcare with a multi-layered regulatory foundation to support commercialization of its Organ Regeneration Platform in the U.S. Even though ROKIT Healthcare has been granted regulatory clearance, there may be some limitations on the indicated uses of the products underlying our ORP, which may limit the potential customers for the products. If we are unable to comply with such limitations, or the uses of the products of our ORP are limited, our business, results of operations and financial condition would materially suffer.

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Maintaining the necessary regulatory approvals for certain of our products or potential products could be expensive and time consuming.

The process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. may be time consuming for us, and such clearances or approvals may not be granted on a timely basis, or at all. Some of the future products and enhancements to our current products that we expect to develop or may acquire and market may require marketing clearance or approval from the FDA. However, clearance or approval may not be granted to ROKIT Healthcare with respect to any of our products or enhancements and further FDA review may add delays that could adversely affect our ability to market such products or enhancements.

The process of obtaining formal FDA clearance or approval, such as a 510(k) including clinical trial development and execution as well as manufacturing processes, requires the expenditure of substantial time, effort and financial resources of ROKIT Healthcare and may take years to complete, including costs incurred on top of those fees incurred as part of conducting various clinical studies. The fee for filing such submissions and program fees payable are substantial. The FDA may not grant approval on a timely basis, or at all, or we may decide not to pursue this pathway for certain products or indications, or need to conduct additional trials for a given indication. Additionally, the FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. If we do receive approval, some types of changes to the approved product, such as adding new indications or doses, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. Our revenues could be adversely affected if we fail to obtain approvals and clearances on a timely basis or at all, or if the FDA limited the indications for use or required other conditions that restrict the commercial application of our products.

Additionally, there are significant costs associated with clinical trials that can be difficult to accurately estimate. Clinical trials may not be successful or may return results that do not support approval. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product we advance into clinical trials may not have favorable results in later clinical trials. Our interpretation of data and results from our clinical trials does not ensure that we will achieve similar results in future clinical trials. In addition, clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in earlier clinical trials or retrospective studies have nonetheless failed to replicate results in later clinical trials.

We may be subject to fines, penalties, injunctions and other sanctions if we are deemed to be promoting the use of our products for unapproved, or off-label, uses.

As a general rule, FDA regulations require that the promotion of pre-approved devices only be for FDA-approved indications. Generally, unless the products are approved by the FDA for alternative uses, the FDA contends that we may not make claims about the safety or effectiveness of our products, or promote them as safe or effective for uses other than those specifically approved by the FDA. Such limitations present a risk that the FDA or other federal or state law enforcement authorities could determine that the nature and scope of our sales, marketing and support activities, though designed to comply with all FDA requirements, constitute the promotion of our products for an unapproved use in violation of the Federal Food Drug & Cosmetic Act. We also face the risk that the FDA or other governmental authorities might pursue enforcement based on past activities that we have discontinued or changed, including sales activities, prior marketing materials, arrangements with institutions and doctors, educational and training programs and other activities.

Investigations concerning the promotion of unapproved product uses and related issues are typically expensive, disruptive and burdensome and generate negative publicity. If our promotional activities are found to be in violation of the law, we may face significant legal action, fines, penalties, and even criminal liability and may be required to substantially change our sales, promotion, grant and educational activities. There is also a possibility that we could be enjoined from selling some or all of our products for any unapproved use. In addition, as a result of an enforcement action against us or any of our executive officers, we could be excluded from participation in government healthcare programs such as Medicare and Medicaid.

There can be no assurance that we will not need to discontinue marketing a product and/or may be subject to fines, penalties, injunctions, and other sanctions if we are deemed to be promoting the use of our products for unapproved uses. Such regulatory penalties by the FDA could adversely affect our business and results of operations.

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We must comply with various federal and state anti-kickback, self-referral, false claims and similar laws, any breach of which could cause an adverse effect on our business, results of operations and financial condition.

Our relationships with physicians, hospitals and other healthcare providers are subject to various federal and state healthcare fraud and abuse laws. Healthcare fraud and abuse laws are complex and, in some instances, even minor or inadvertent violations can give rise to liability. Possible sanctions for violation of the healthcare fraud and abuse laws include, without limitation, monetary fines, civil and criminal penalties, exclusion from participating in the federal and state healthcare programs, including, without limitation, Medicare, Medicaid, the VA health programs and TRICARE (the healthcare program administered by or on behalf of the U.S. Department of Defense for uniformed service members, including both those in active duty and retirees, as well as their dependents), and forfeiture of amounts collected in violation of such prohibitions. Many states have similar fraud and abuse laws, imposing substantial penalties for violations. A finding of a violation of one or more of these laws, or even a government investigation or inquiry into the same, would likely result in a material adverse effect on the market price of our Common Stock, as well as on our business, results of operations, and financial condition.

We are subject to the federal Anti-Kickback Statutes (“AKS”) as amended by the Patient Protection and Affordable Care Act (the “PPACA”). A conviction for violation of the AKS results in criminal fines and requires mandatory exclusion from participation in federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors to the federal AKS that protect certain common industry practices from prosecution, the exceptions and safe harbors are drawn narrowly, and arrangements may be subject to scrutiny or penalty if they do not fully satisfy all elements of an available exception or safe harbor. We have entered into consulting agreements, speaker agreements, research agreements and product development agreements with physicians, including some who may order or recommend our products or make decisions to use them. In addition, some of these physicians own our stock, which they purchased in arm’s-length transactions on terms identical to those offered to non-physicians, or received stock awards from us in the past as consideration for services performed by them. While we believe these transactions generally meet the requirements of applicable laws, including the federal AKS and analogous state laws, it is possible that our arrangements with physicians and other providers may be questioned by regulatory or enforcement authorities under such laws, which could lead us to redesign the arrangements and subject us to significant civil or criminal penalties. We have designed our policies and procedures to comply with the federal AKS, the federal False Claims Act (“FCA”), and industry best practices. In addition, we have conducted training sessions on these principles. If, however, regulatory or enforcement authorities were to view these arrangements as non-compliant with applicable laws, there would be risk of government investigations/inquiries or penalties. There is a risk the rules we have established may not always be followed. Because our strategy relies on the involvement of physicians who consult with us on the design of our products, perform clinical research on our behalf or educate other health care professionals about the efficacy and uses of our products, we could be materially impacted if regulatory or enforcement agencies or courts interpret our financial relationships with physicians who refer or order our products to be in violation of applicable laws. This could harm our reputation and the reputations of the physicians we engage to provide services on our behalf. In addition, the cost of noncompliance with these laws could be substantial since we could be subject to monetary fines and civil or criminal penalties, and we could also be excluded from federally-funded healthcare programs, including Medicare, Medicaid, VA and TRICARE.

The FCA imposes civil liability on any person or entity that knowingly submits, or causes the submission of, a false or fraudulent claim to the U.S. government. Damages under the FCA can be significant and consist of the imposition of fines and penalties. The FCA also allows a private individual or entity to sue on behalf of the government to recover civil penalties and treble damages as a whistleblower. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of between $13,946 and $27,894 per false claim or statement for penalties assessed after February 12, 2024, with respect to violations occurring after November 2, 2015.

Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The PPACA provides that claims tainted by a violation of the federal AKS are false for purposes of the FCA. The Department of Justice (“DOJ”) on behalf of the government has previously alleged that the marketing and promotional practices of pharmaceutical and medical device manufacturers, including the off-label promotion of products or the payment of prohibited kickbacks to doctors, violated the FCA, resulting in the submission of improper claims to federal and state healthcare programs such as Medicare and Medicaid. In certain cases, manufacturers have entered into criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts and entered into onerous corporate integrity agreements with the government that require, among other things, substantial reporting and remedial actions, as well as oversight and review by an outside entity, an Independent Review Organization (“IRO”), at substantial expense to the Company.

Under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) criminal federal healthcare fraud statute, it is a crime to knowingly and willfully execute, or attempt to execute, a scheme or artifice to defraud any health care benefit program or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, in connection with the delivery of or payment for health care benefits, items or services.

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There are federal and state laws requiring detailed reporting of manufacturer interactions with and payments to healthcare providers, such as the Sunshine Act. The Sunshine Act requires, among others, “applicable manufacturers” of drugs, devices, biological products, and medical supplies reimbursed under Medicare, Medicaid or the Children’s Health Insurance Program to annually report to CMS information related to payments and other transfers of value provided to “covered recipients.” The term covered recipients includes U.S.-licensed physicians and teaching hospitals, and, for reports submitted on or after January 1, 2022, physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives. The Sunshine Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually to CMS certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.

There are state law equivalents to the AKS and FCA. There are also so-called state “all-payer” anti-kickback laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers, as well as when no insurer is involved (i.e. cash-pay patients).

The enforcement of all of these laws is uncertain and subject to rapid change. Federal or state regulatory or enforcement authorities may investigate or challenge our current or future activities under these laws. Any investigation or challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will have effect on a going-forward basis only.

Our results of operations may be adversely affected by current and potential future healthcare reforms.

In response to perceived increases in healthcare costs in recent years, there have been and continue to be proposals by the U.S. federal government, state governments, regulators and third-party payers to control these costs and, more generally, to reform the U.S. healthcare system.

Notably, the COVID-19 pandemic had a significant impact on the nation’s health sector expenditures, beginning in 2020, primarily driven by increased federal spending, including financial assistance to providers to make up for lost revenue through the Provider Relief Fund, the Paycheck Protection Program, and increased federal public health spending such as spending for vaccine development, COVID testing, and health facility preparedness. As a result, growth in federal government spending on healthcare increased 36% in 2020.

Within our industry, Medicare expenditures on skin substitute products have increased dramatically from 2019, when annual spending on these products administered in private physician offices and associated care settings was approximately $500 million. By 2023, annual expenditures for this class of products totaled over $4 billion, and more recently, spending by Medicare has reached an excess of $1 billion per month in the category. As a result, CMS and the Medicare Administrative Contractors (“MACs”) have sought ways to implement coverage and payment reform in order to curb the dramatically increasing expenditures in our industry.

Changes to the manner and amounts Medicare reimburses for our products could have an impact on their utilization. We believe that substantial uncertainty remains regarding the specific reform measures and proposed legislation that could impact our industry. Any changes will likely take time to unfold and could have an impact on coverage and reimbursement for healthcare items and services, including our products.

Furthermore, we believe that substantial uncertainty remains regarding the net effect of the PPACA, or its repeal and potential replacement, on our business, including uncertainty over how benefit plans purchased on exchanges will cover our products, how the expansion or contraction of the Medicaid program will affect access to our products, the effect of risk-sharing payment models such as Accountable Care Organizations and other value-based purchasing programs on coverage for our products, and the effect of the general increase or decrease in federal oversight of healthcare payers. The taxes imposed and the expansion in government’s role in the U.S. healthcare industry under the PPACA, if unchanged, may result in decreased revenues, lower reimbursements by payers for our products and reduced medical procedure volumes, all of which could have a material adverse effect on our business, results of operations and financial condition.

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We may fail to obtain or maintain foreign regulatory approvals in order for us to market our products in other countries.

We currently intend to market our products strategically in specific foreign countries, including in Argentina, Brazil, Chile and Paraguay. Foreign jurisdictions require separate regulatory approvals and compliance with numerous and varying regulatory requirements. The approval procedures vary among countries and may involve requirements for additional testing. Certain of our products require clearance or approval by the FDA. However, such clearance or approval does not ensure approval or certification by regulatory authorities in other countries or jurisdictions, and approval or certification by one foreign regulatory authority does not ensure approval or certification by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval or certification process may include all of the risks associated with obtaining FDA clearance or approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals or certifications and may not receive necessary approvals to commercialize our products in any foreign jurisdiction. Furthermore, many foreign jurisdictions operate under socialized medical care, and obtaining reimbursement for our products under that construct may also prove difficult. If we fail to receive necessary approvals, certifications, or reimbursements necessary to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, results of operations and financial condition could be adversely affected. Further, governmental authorities outside the U.S. have become increasingly stringent in their regulation of medical devices, and our products may become subject to more rigorous regulation by non-U.S. governmental authorities in the future. U.S. or non-U.S. government regulations may be imposed in the future that may have a material adverse effect on our business and operations.

Risks Related to Our Intellectual Property

We depend on intellectual property licensed from related party ROKIT Healthcare under the License Agreement, the termination of which would result in the loss of significant rights, which would materially harm our business, financial condition and results of operations.

We are dependent on technology, patents, know-how and proprietary materials licensed from ROKIT Healthcare pursuant to the License Agreement dated August 27, 2025 between us and ROKIT Healthcare (the “License Agreement”). We entered into the License Agreement pursuant to which we obtained exclusive, perpetual, worldwide licensing rights for the development of products for our Organ Regeneration Platform in the Americas. See “Business – Our Material Agreements – License Agreement” for a description of the License Agreement.  Any termination of the License Agreement will result in the loss of significant rights and will restrict our ability to sell, develop and commercialize products in products for our Organ Regeneration Platform, which would materially adversely affect our business, financial condition, results of operations and prospects.

A material breach or default under our License Agreement with ROKIT Healthcare, gives the licensor party to such agreement the right to terminate the License Agreement, which termination would materially harm our business.

Our commercial success will depend in part on the maintenance of the License Agreement, which is our sole license agreement with ROKIT Healthcare. If we fail to comply with our obligations under the License Agreement or any future license agreements with any party, ROKIT Healthcare or any future licensor may have the right to terminate the License Agreement or such license agreement, in which event we would, or may, not be able to market products covered by the License Agreement, which includes the products and intellectual property underlying our Organ Regeneration Platform, or by any future license agreement. The License Agreements provides both parties with a right to terminate the License Agreement under certain circumstances. Should ROKIT Healthcare or any future licensor exercise such a termination right, we would lose our right to the intellectual property under the License Agreement or any future license agreement, which loss would materially harm our business, financial condition and results of operations.

Our ability to protect our owned and licensed intellectual property and proprietary technology through patents and other means is uncertain and may be inadequate, which could have an adverse effect on our business, results of operations and financial condition.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology, including our licensed technology. These legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, our pending patent applications include claims to material aspects of our products and procedures that may not be protected by issued patents. The patent application process can be time consuming and expensive. Our pending patent applications might not result in issued patents, and issued patents may later be determined to be invalid or unenforceable as a result of district court litigation or related administrative proceedings. Competitors may be able to design around our patents or develop products that provide outcomes that are comparable or even superior to ours. Although we have taken steps to protect our intellectual property and proprietary technology, including entering into confidentiality agreements and intellectual property assignment agreements with some of our officers, future employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

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The failure to obtain and maintain patents or protect our intellectual property rights could have an adverse effect on our business, results of operations, and financial condition. Whether a patent claim is valid is a complex matter of science, facts and law, and therefore we cannot be certain that, if challenged in a court of law, or through an administrative proceeding, our patent claims would be upheld. If any of those patent claims are invalidated or determined to be unenforceable, our competitive advantage may be reduced or eliminated.

In the event a competitor infringes upon our licensed patents, issued patents, pending patent applications or other intellectual property rights, enforcing those rights may be costly, uncertain, difficult and time consuming. Even if successful, litigation to enforce or defend our intellectual property rights could be expensive and time consuming and could divert our management’s attention. Further, bringing litigation to enforce our patents subjects us to the potential for counterclaims. Other companies or entities also have commenced, and may again commence, actions seeking to establish the invalidity of our patents and certain related claims. In the event that any of our patent claims are challenged, a court, the United States Patent and Trademark Office (“USPTO”), or the Patent Trial and Appeal Board (“PTAB”) of the USPTO may invalidate one or more challenged patent claims or determine that the patent is unenforceable, which could harm our competitive position. If the USPTO or the PTAB ultimately cancels or narrows the claim scope of any of our patents through these proceedings, it could prevent or hinder us from being able to enforce them against competitors. Such adverse decisions could negatively impact our business, results of operations, and financial condition.

In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in enforcing and defending intellectual property rights in certain foreign jurisdictions. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in some countries may be inadequate.

We may become subject to claims of infringement of the intellectual property rights of others, which could prohibit us from developing our products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages.

Third parties could assert that our products infringe one or more claims of their issued patents or other intellectual property rights, including the intellectual property subject to the License Agreement relating to the intellectual property and products underlying our Organ Regeneration Platform, which only provides limited protections. Whether a product infringes a patent claim or other intellectual property right involves a complex combination of legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of others. Because patent applications are not immediately published, and may take years to issue, there also may be applications now pending of which we are unaware that may later result in issued patent claims that our products or processes may infringe. There also may be existing patents or pending patent applications of which we are unaware that our products or processes may inadvertently infringe.

Any infringement claim could cause us to incur significant costs, place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. If the relevant patent claims at issue in such a dispute were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling any product that is found to infringe those claims through an injunction unless we could obtain licenses to use the technology covered by the asserted patent claims or other intellectual property, or are able to design around the patent claim or claims at issue or other intellectual property. We may be unable to obtain such a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, or selling products, and could enter an order mandating that we undertake certain remedial measures. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our trade secrets or other confidential information could be compromised by inadvertent or court-ordered disclosure during this type of litigation.

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We may face damages resulting from claims that we have wrongfully used or disclosed alleged trade secrets, proprietary or confidential information of our competitors or are in breach of non-competition or non-solicitation agreements with our competitors.

Although we currently have no employees or former employees, we may hire individuals who are currently employed at other medical device, pharmaceutical or tissue companies, including our competitors. Although no claims are currently pending, we may be subject to claims that we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers or competitors. In addition, we may in the future face claims that we caused an individual to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, and although the License Agreement provides limited protection for litigation costs and expenses arising out of or resulting from third-party claims and actions, litigation could result in substantial costs and be a distraction to management. If we fail to defend such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any future litigation or the threat thereof may adversely affect our ability to hire additional direct sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to market existing or new products, which could severely harm our business, financial condition and operating results.

If the scope of any patent protection our licensor obtains is not sufficiently broad, or if our licensor loses any of the patent protection we license, our ability to prevent our competitors from commercializing similar or identical products would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the existence, issuance, scope, validity, enforceability and commercial value of our in-licensed patent rights are highly uncertain. Our pending and future in-licensed patent applications may not result in patents being issued that protect our products or that effectively prevent others from commercializing competitive product.

Moreover, the scope of claims in a patent application can be significantly reduced before any claims in a patent is issued, and claim scope can be reinterpreted after issuance. Even if patent applications we license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our products will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our licensed-in patents may not cover our products or may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings in the USPTO or foreign patent offices challenging our patent rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity of our in-licensed patents, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensor and the patent examiner were unaware during prosecution. There is no assurance that all potentially relevant prior art relating to our in-licensed patents and patent applications or those of our licensor have been found. There is also no assurance that there is not prior art of which we or our licensor are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or those of our licensor, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our in-licensed patent rights, allow third parties to commercialize our products and compete directly with us, without payment to us. Such loss of licensed patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our products. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

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We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our products in any jurisdiction. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our products. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Further, we may not be aware of all third-party intellectual property rights potentially relating to our products or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Because patent applications in the United States and most other countries are confidential for typically a period of 18 months after filing, or may not be published at all, we cannot be certain that we were the first to file any patent application related to our products. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Furthermore, for U.S. applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For U.S. applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law in view of the passage of the America Invents Act, which brought into effect significant changes to the U.S. patent laws, including new procedures for challenging pending patent applications and issued patents.

Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in PGR procedures, oppositions, derivations, reexaminations or IPR proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new products, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Any failure to obtain or maintain patent protection with respect to our products could have a material adverse effect on our business, financial condition, results of operations and prospects.

In the future, some of our intellectual property may be discovered through government-funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights we may acquire or license in the future may be generated through the use of U.S. government funding and may therefore be subject to certain federal regulations. These U.S. government rights may include retained rights in the intellectual property, including a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government may have the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government may also have the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our future intellectual property is also generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

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Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to develop products that are similar to our products but that are not covered by the claims of the patents that we own or license;
•	we or our licensor or future collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;
•	we or our licensor or future collaborators might not have been the first to file patent applications covering certain of our inventions;
•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•	it is possible that our licensor’s pending patent applications will not lead to issued patents;
•	issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•	we may not develop additional proprietary technologies that are patentable;
•	we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that cover our products or uses thereof in the United States or in other foreign countries;
•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;
•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;
•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;
•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application and obtain an issued patent covering such intellectual property;
•	we may fail to adequately protect and police our trademarks and trade secrets; and
•	the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our products and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing products. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our products.

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As the biopharmaceutical industry expands and more patents are issued, the risk increases that our products may be subject to claims of infringement of the patent rights of third parties. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current products or future products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our products, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our products may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our products and other proprietary technologies we may develop, could be found to be infringed by our product candidate. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

•	result in costly litigation that may cause negative publicity;
•	divert the time and attention of our officers, consultants, and future employees;
•	cause development delays;
•	prevent us from commercializing any of our products until the asserted patent expires or is held finally invalid or unenforceable or not infringed in a court of law;
•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;
•	subject us to significant liability to third parties; or
•	require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although, to our knowledge, no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our products from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin activities relating to our products or processes could subject us to potential liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or develop our products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of the attention and resources of our officers, consultants, and future employees from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our products or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our products, which could harm our business, financial condition and operating results.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources or more mature and developed intellectual property portfolios, or both. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, our ability to compete in the marketplace, results of operations, financial condition and prospects.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensor, which could be expensive, time-consuming and unsuccessful. Further, our in-licensed issued patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe our patents or other intellectual property rights or the intellectual property rights of our licensor. To cease such infringement or unauthorized use, we and/or our licensor may be required to file infringement claims, which can be expensive and time-consuming. Further, our licensor may need to file infringement claims, and our licensor may elect not to file such claims. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. In addition, in a patent infringement proceeding, a court may decide that a patent we own or license is not valid, is unenforceable and/or is not infringed. If we or our licensor or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at one of our products, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty or written description, obviousness, written description, or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent intentionally withheld material information from the USPTO or made a misleading statement during prosecution.

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If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). In addition, if the breadth or strength of protection provided by our patents and patent applications or those of our licensor is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products. Such a loss of patent protection would have a material adverse impact on our business. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation or interference proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation or interference proceedings provoked by third parties or brought by us or our licensor, or declared by the USPTO or similar proceedings in foreign patent offices may be necessary to determine the priority of inventions with respect to, or correct the inventorship of, our or our licensor’s patents or patent applications. An unfavorable outcome could result in a loss of our current patent rights and require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our or our licensor’s defense of such proceedings may fail and, even if successful, may result in substantial costs and distract our management and officers, consultants, and future employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our products to market.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

In September 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act could increase uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensor were the first to either (i) file any patent application related to our products and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.

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The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or licensor’s patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights, and, more generally, could affect the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us or narrows the scope of our owned and licensed patents.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or our licensor’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensor’s ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future. We cannot predict how future decisions by Congress, the federal courts or the USPTO may impact the value of our patents.

We or our licensor may be subject to claims challenging the inventorship or ownership of our or our in-licensed patents and other intellectual property.

We may also be subject to claims that collaborators, or other third parties have an ownership interest in our in-licensed patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our products or as a result of questions regarding co-ownership of potential joint inventions. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we or our licensor fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership or a right to use. Such an outcome could have a material adverse effect on our business. Even if we or our licensor are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and officers, consultants, and future employees.

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In addition, while it is our policy to require our future employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years after its first effective filing date. Various extensions may be available, but the term of a patent, and the protection it affords, is limited. Even if patents directed to our products are obtained, once the patent term has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of products, patents directed to our products might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution.

If we or our licensor do not obtain patent term extension for our products, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval, if any, of our products, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch- Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our products. However, we or our licensor may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we or our licensor are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If we do not have sufficient patent life to protect our products, our business and results of operations will be adversely affected.

We may not be able to protect our intellectual property rights throughout the American countries.

Although we have in-licensed pending patent applications in the United States and certain other American countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries, particularly certain developing countries, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our in-licensed inventions in all countries outside the United States or from selling or importing products made using our in-licensed inventions in and into the United States or other jurisdictions. Competitors may use our in-licensed technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or our licensor have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our or our licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult in those jurisdictions for us to stop the infringement or misappropriation of our or our licensor’s patents or other intellectual property rights, or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our or our licensor’s patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensor’s patents at risk of being invalidated, held unenforceable, or interpreted narrowly and our or our licensor’s patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensor may not prevail in any lawsuits that we or our licensor initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Accordingly, our or our licensor’s efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

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In addition, certain countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensor may have limited remedies if patents are infringed or if we or our licensor are compelled to grant a license to a third-party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or our licensor are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Because of the expense and uncertainty of litigation in certain foreign jurisdictions, we may conclude that even if a third-party is infringing our issued patents, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action, which typically last for years before they are concluded, may be too high or not in the best interest of our company or our stockholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings and that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other products, or enter into development partnerships that would help us bring our products to market.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on third parties to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by other types of intellectual property, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties (including, but not limited to, contractors, collaborators, and outside scientific advisors), and confidential information and inventions agreements with future employees, consultants, licensors and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. We plan to require our future employees to enter into written confidentiality agreements that assign to us any inventions, developments, creative works and useful ideas of any description that are conceived of, reduced to practice or developed in the course of their employment. In addition, we require our third-party contractors to enter into a written non-disclosure agreement that requires the third party to not disclose certain of our confidential information in any manner or for any purpose other than as necessary and/or appropriate in connection with their obligations for a defined period of time, subject to certain exclusions. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We may need to share our proprietary information, including trade secrets, with our current and future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

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Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we or our licensor do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we have wrongfully hired a future employee from a competitor or that we or our officers, consultants, or future employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

We may be subject to claims that our work force, consultants, or independent contractors, and in the future our employees have wrongfully used or disclosed confidential information of third parties.

 As is common in the biopharmaceutical industry, in addition to our work force, we engage the services of consultants to assist us in the development of our products. Many of these consultants and many of our future employees were previously employed by, or may have previously provided or may be currently providing consulting services to, other biopharmaceutical companies including our competitors or potential competitors. As we begin to hire our own employees, similar risks will apply. As a result, we may become subject to claims that we, our future employees, independent contractors, or consultants inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other personnel or future employees.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented, or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with products in the United States may need FDA approval, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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Risks Related to Our Financial Statements, Internal Controls and Related Matters

Changes in, or interpretation of, tax rules and regulations may impact our effective tax rate and future profitability.

Our effective tax rate could vary significantly from period to period due to changes in tax laws, regulations, administrative practices, treaties or interpretations thereof, in the United States. In addition, the determination of our income tax obligations requires judgment and involves estimates and assumptions regarding the application of complex tax laws. Future changes in applicable tax laws or regulations, or their interpretation, could result in increased tax expense, reduced profitability, or both. Furthermore, tax authorities may disagree with our positions, which could result in assessments of additional taxes, interest, or penalties that, if sustained, could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to maintain adequate internal control over financial reporting in the future, this could adversely affect our business, financial condition and operating results.

If material weaknesses or deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements might contain material misstatements and we could be required to restate our financial results. Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected on a timely basis, or at all. If we are unable to provide reliable and timely financial reports in the future, our business and reputation may be further harmed. Failures in internal controls may also cause us to fail to meet reporting obligations, negatively affect investor confidence in our management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our Common Stock, subject us to regulatory investigations and penalties or shareholder litigation, and adversely impact our business, results of operations and financial condition.

Risks Related to Work Force and Managing Our Growth and Expansion

We will depend on our senior leadership team and key personnel and may not be able to retain or replace these personnel or recruit additional qualified personnel, including future employees, which would harm our business, results of operations and financial condition.

Our business currently depends on the executives and staff of ROKIT Healthcare, our parent company, as we do not have employees at this time. As we move forward with plans to hire our own executives and employees, any difficulty in attracting or retaining qualified personnel could negatively impact our operations, financial results, and overall business performance.

Attracting and retaining a strong leadership team will be critical to formulating and executing our business strategy. Any changes in leadership or delays in hiring key personnel could disrupt our operations and pose challenges in executing our business plans.

Recruiting and retaining qualified scientific, clinical, and sales staff will also be essential for our success. The loss of key individuals, particularly our executives, could hinder our ability to achieve our research, development, and commercialization objectives. Additionally, replacing these individuals could be time-consuming and difficult due to the limited pool of qualified candidates in our industry, compounded by intense competition from other pharmaceutical and biotechnology companies.

Moreover, if any of our key executives or personnel with access to proprietary or confidential information were to join a competitor, there is a risk of intellectual property theft, potentially requiring legal action. Similarly, hiring personnel from competitors may expose us to legal challenges regarding improper solicitation or the disclosure of confidential information.

If we are unable to maintain our current sales or marketing capabilities or enter into substitute agreements with third parties to sell or market our products, we may not be able to successfully sell or market our products that obtain regulatory approval.

Since we have used the marketing or sales team of ROKIT Healthcare pursuant to that certain Sharing and Support Agreement dated January 2, 2023 by and among the Company and ROKIT Healthcare (the “Support Agreement”), we currently do not have and have never had an internal marketing or sales team for our products. In order to commercialize any products, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our products. We may not be successful in accomplishing these required tasks.

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Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our products will be expensive and time-consuming, and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our products that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our products that receive regulatory approval, or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and other key personnel, including future employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our products will be limited and the potential for successfully growing our business will be harmed.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of the date hereof, we do not have full-time employees and rely on the Support Agreement and the management team of ROKIT Healthcare to implement our business plan and strategies. In order to successfully implement our development and commercialization plans and strategies, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional future employees;
•	managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies’ review process of our products and any other product candidate we develop, while complying with any contractual obligations to contractors and other third parties we may have; and
•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize any of our current products and any other product we may develop will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on ROKIT Healthcare, certain independent organizations, advisors and consultants to provide certain services, including key aspects of clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of any current or future products or otherwise advance our business. We cannot assure you that we will be able to manage our existing third party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and any future products and, accordingly, may not achieve our research, development and commercialization goals.

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We will need to continue to expand our organization, and managing growth may be more difficult than expected.

Managing our growth may be more difficult than we expect. We anticipate that a period of significant expansion will be required to penetrate and service the markets for our existing and anticipated future products and to continue to develop new products. This expansion will place a significant strain on management, operational and financial resources. To manage the expected growth of our operations, we must both modify our existing operational and financial systems, procedures and controls and implement new systems, procedures and controls. We must also expand our finance, administrative, and operations staff. Management may be unable to hire, train, retain, motivate, and manage necessary personnel or to identify, manage, and exploit existing and potential strategic relationships and market opportunities.

In addition to expanding our organization, we are working to enhance our manufacturing capabilities, which requires significant capital expenditure. As we do not currently manufacture in-house and relay on third-party manufacturers, any delays or unexpected costs in scaling our outsourced manufacturing could adversely impact our financial condition and capital resources. In addition, if the expansion of our manufacturing facilities is delayed, for regulatory or other reasons, it may limit our ability to expand the size of our organization and to meet our corporate goals. Even if we are able to expand our manufacturing facilities as we plan, we may not realize the full expected benefit of our investment.

We may expand or contract our business through acquisitions, divestitures, licenses, investments, and other commercial arrangements with other companies or technologies, which may adversely affect our business, results of operations and financial condition.

We periodically evaluate opportunities to acquire companies or divest divisions, technologies, products, and rights through licenses, distribution agreements, investments, and outright acquisitions to grow our business, although we may not successfully identify or negotiate any such transaction. In connection with one or more of those transactions, we may,:

•	divest or license existing products or technology;
•	use cash that we may need in the future to operate our business;
•	incur debt that could have terms unfavorable to us or that we might be unable to repay;
•	structure the transaction in a manner that has unfavorable tax consequences, such as a stock purchase that does not permit a step-up in the tax basis for the assets acquired;
•	be unable to realize the anticipated benefits, such as increased revenues, cost savings, or synergies from additional sales;
•	be unable to successfully integrate, operate, maintain, and manage our newly acquired operations;
•	divert management’s attention from the existing business;
•	acquire unknown liabilities that could subject us to government investigations and/or litigation or other actions that make it impossible to realize the anticipated benefits of the transaction; and
•	be unable to secure the services of key officers, consultants and future employees related to the transaction(s).

Any of these items could adversely affect our revenues, results of operations and financial condition. Business acquisitions also involve the risk of unknown liabilities associated with the acquired business, which could be material. Incurring unknown liabilities or the failure to realize the anticipated benefits of any transaction could adversely affect our business if we are unable to recover our initial investment. Inability to recover our investment, or any write off of such investment, associated goodwill or assets could have an adverse effect on our business, results of operations and financial condition. In addition, if the benefits of any proposed acquisition do not meet the expectations of investors and analysts, our stock price may decline.

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement or may acquire new lines of business or offer new products and services within existing lines of business. There are risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed or are evolving. In developing and marketing new lines of business and new products and services, we may invest significant time and resources. External factors, such as regulatory compliance obligations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have an adverse effect on our business, results of operations and financial condition.

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We may expand our business through acquisitions, licenses, investments, and other commercial arrangements in other companies or technologies. Such acquisitions or commercial arrangements may entail significant risks.

We periodically evaluate strategic opportunities to acquire companies, divisions, technologies, products, and rights through licenses, distribution agreements, investments, and outright acquisitions to grow our business. Business acquisitions involve the risk of unknown liabilities associated with the acquired business, which could be material. We may not realize the increased revenues, cost savings, and synergies that we anticipate from an acquisition in the near term or at all due to many factors. Incurring unknown liabilities or the failure to realize the anticipated benefits of an acquisition could materially and adversely affect our business and we may lose our entire investment or be unable to recover our initial investment, which could include the cost of acquiring licenses or distribution rights, acquiring products, purchasing initial inventory, or investments in early-stage companies. Inability to recover our investment, or any write off of such investment, associated goodwill, or assets, could have a material and adverse effect on our business, results of operations, and financial condition.

Our operations outside the U.S. will expose us to risks associated with international sales and operations.

We currently sell our RAP products outside of the US into Asia and expect to sell our ORP products to other countries and territories in the Americas.  Managing a global organization is difficult, time consuming and expensive. Our ability to conduct international operations is affected by many of the same risks we face in our U.S. operations, as well as unique costs and difficulties of managing international operations, including the relationships and operations of distributors we elect to work with in these markets. Adoption of our products in new geographic regions could take longer and cost more than we anticipate. Risks inherent in international operations also include, among others, potential adverse tax consequences, greater difficulty in enforcing intellectual property rights, risks associated with the Foreign Corrupt Practices Act and local anti-bribery law compliance, and other international regulations. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products to prohibited countries or persons. International regulations may also limit what promotional claims we may make for our products.

Compliance with these regulations and laws is costly, and failure to comply with applicable legal and regulatory obligations could adversely affect us in a variety of ways that include, without limitation, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our distribution and sales activities.

These risks may limit or disrupt our expansion, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Operating outside of the U.S. also requires significant management attention and financial resources.

Risks Related to this Offering and the Ownership of Our Common Stock

Our common stock currently has no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.

We expect our common stock to be listed and traded on Nasdaq. Prior to the listing on Nasdaq, there has not been a public market for any of our securities, and an active market for our common stock may not develop or be sustained after the listing, which could depress the market price of shares of our common stock and could affect the ability of our stockholders to sell our common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in our common stock. An inactive market may also impair our ability to raise capital by selling shares of our common stock, our ability to motivate our current or future personnel through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our common stock as consideration.

In addition, we cannot predict the prices at which our common stock may trade on Nasdaq following the listing of our common stock, and the market price of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

•	changes in the industries in which we operate;
•	variations in our operating performance and the performance of our competitors in general;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	publication of research reports by securities analysts about us or our competitors or our industry;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

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•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;
•	additions and departures of key personnel;
•	changes in laws and regulations affecting our business;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of our common stock available for public sale; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism.

In addition, securities exchanges have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

You may experience dilution from future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Prior to the effectiveness of this registration statement, we will adopt an amended and restated certificate of incorporation which will authorize us to issue shares of common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities or credit facility. As a result, capital appreciation, if any, of the common stock you purchase in this offering will be your sole source of gain for the foreseeable future.

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We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) having the option of delaying the adoption of certain new or revised financial accounting standards, (iii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) December 31, 2031, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

It is possible that some investors will find our common stock less attractive as a result of the foregoing, which may result in a less active trading market for our common stock and higher volatility in our stock price.

ROKIT Healthcare controls the direction of our business, and the concentrated ownership of our stock following the closing of this offering will prevent you and other stockholders from influencing significant decisions.

We are a wholly owned subsidiary of ROKIT Healthcare. As long as ROKIT Healthcare continues to control stock representing a majority of our combined voting power, it will generally be able to determine the outcome of all corporate actions requiring stockholders’ approval. Even if ROKIT Healthcare were to control less than a majority of our combined voting power, it may be able to influence the outcome of corporate actions so long as it owns a significant portion of our combined voting power.

Investors in this offering may not be able to affect the outcome of any stockholders’ vote while ROKIT Healthcare controls the majority of our combined voting power. ROKIT Healthcare thus will be able to elect a majority or more of the members of our Board, which in turn will be able to influence all matters affecting us, including, among other things:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our Board, additional or replacement directors;
•	any determinations with respect to mergers, business combinations or disposition of assets;
•	determination of our management policies;
•	determination of the composition of the committees on our Board;
•	our financing policy;
•	our compensation and benefit programs and other human resources policy decisions;
•	changes to any other agreements that may adversely affect us; and
•	the payment of dividends.

See “Description of Capital Stock.”

Provisions of our amended and restated certificate of incorporation and bylaws, in each case, which will become effective in connection with the effectiveness of the registration statement, of which this prospectus forms a part, may delay or prevent a take-over that may not be in the best interests of our stockholders.

Provisions of our amended and restated certificate of incorporation and bylaws, in each case, which will become effective in connection with the effectiveness of the registration statement, of which this prospectus forms a part, may be deemed to have anti-takeover effects, which include, among others, (i) a classified board of directors serving staggered three-year terms, (ii) who can fill vacancies of our board of directors, (iii) supermajority voting thresholds for the removal of members of our board, and (iv) when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt.

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In addition, our amended and restated certificate of incorporation will authorize the issuance of shares of preferred stock which will have such rights and preferences determined from time to time by our board of directors. Following the adoption of the amended and restated certificate of incorporation, our board of directors may, without stockholder approval (except as may be required under Nasdaq rules), issue additional preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Our amended and restated certificate of incorporation, in each case, which will become effective in connection with the effectiveness of the registration statement, of which this prospectus forms a part, will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, in each case, which will become effective in connection with the effectiveness of the registration statement, of which this prospectus forms a part, will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware, or the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. Pursuant to our planned amended and restated certificate of incorporation, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our common stock will be deemed to have had notice of and consented to the forum selection clause in our planned amended and restated certificate of incorporation described in this paragraph.

We believe our choice of forum provision may benefit us by providing increased consistency in the application of Delaware law by chancellors and judges particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, our choice of forum provision may impose additional litigation costs on stockholders in pursuing claims and may limit a stockholder’s ability to bring a claim in a judicial forum that it believes to be favorable for disputes with us or any of our directors, officers or other employees, which may discourage lawsuits with respect to such claims. In addition, while the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the choice of forum provision, and there can be no assurance that such provision will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules upon closing of our initial public offering because our insiders will beneficially own more than 50% of the voting power of our outstanding voting securities, and based on such status we can rely on exemptions from certain corporate governance requirements that could adversely affect holders of the Company’s common stock.

Upon completion of this initial public offering, ROKIT Healthcare will collectively beneficially own a majority of the voting power of our common stock. As such, we will be a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market LLC. We may rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. In the event that we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our shares of common stock to be less attractive to certain investors or otherwise harm our trading price. For example, our majority stockholder, ROKIT Healthcare, may be able to control the outcome of certain proposals requiring stockholder approval that are brought to a vote for stockholders, including, but not limited to, (i) election of directors; (ii) amendments to the Company’s organizational documents; (iii) adoption of stock option plans and employee benefits plans involving directors and officers; (iv) mergers, acquisitions, or other reorganizations, recapitalizations, or changes in stockholders’ rights or certain other strategic or material transactions that require stockholder approval; (v) sales, leases, exchanges, or other dispositions of all or substantially all of the Company’s assets; and (vi) dissolution of the Company. As a result, you would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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General Risks

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock.

Securities research analysts may establish and publish their own periodic projections for our Company. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our common stock may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

Our internal computer systems, or those of any of our manufacturers, other contractors, consultants, collaborators or potential future collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants, collaborators and third-party service providers, are vulnerable to damage from computer viruses, cybersecurity threats, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information (violating certain privacy laws such as HIPAA and GDPR), it could result in a material disruption of our drug discovery and development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. Some of the federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the lost data. We also rely on third parties for certain portions of our manufacturing process, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our products could be delayed, and we could be subject to significant fines or penalties for any noncompliance with certain state, federal and/or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, severe weather conditions, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Our facility is located in a region which experiences severe weather from time to time. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major tornado, flood, fire, earthquake, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that can involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our strategic focus and our current business priorities, and our ability to implement these priorities;
•	our ability to increase recognition and adoption of our new technologies by the medical community;
•	our ability to increase adoption of our platforms, which will depend, in part, on physician preferences, hospital decisions, and reimbursement coverage;
•	the advantages of our products, development of new products and expansion of our product offering;
•	our expectations regarding potential markets for our products, including a growing number of surgical specialties, the size of potential markets and any growth in such markets;
•	our expectations regarding expansion in current markets for our products;
•	our ability to maintain and establish our distribution networks and successful adoption of our products by hospitals;
•	market adoption, consumer awareness and physician recommendations of the products in our Reverse Aging Platform;
•	evolving consumer preferences and increased competition in the nutraceutical industry;
•	our ability to expand the products in our Reverse Aging Platform into reliable retail, e-commerce, and distribution networks;
•	our expectations regarding ongoing regulatory obligations and oversight and the changing nature thereof impacting our products, research and clinical programs, and business;
•	our ability to maintain existing, and obtain any new, regulatory approvals for our products in multiple domestic and international jurisdictions, as necessary;
•	future changes in regulatory standards which may require additional compliance efforts and expenses;
•	our expectations regarding Medicare reimbursement reform involving certain of our products and our ability to secure Medicare reimbursement for additional products in the future;
•	our expectations regarding our ability to manufacture and process our existing and future products;
•	our expectations regarding costs relating to compliance with regulatory requirements;
•	our expectations regarding our systems and their ability to ensure the Company’s compliance with regulations;
•	our intention to implement and maintain rigorous quality standards through the Company’s supply chain and to advance the scientific body of evidence substantiating the clinical efficacy of our products;
•	our expectations regarding government and other third-party coverage and reimbursement for our products;
•	our expectation that we will not pay cash dividends and will use available funds in the development, operation, and expansion of our business;
•	our belief that our properties are suitable and adequate to meet the needs of our business;
•	our belief in the sufficiency of our intellectual property rights in our technology;
•	maintaining and protecting our owned and licensed intellectual property rights for or Organ Regeneration Platform, which is essential our commercialization strategy;
•	our ability to protect our brand, trademarks and formulations of the products in our Reverse Aging Platform;
•	our expectations regarding future income tax liability;
•	our belief that we will be able to meet our operational liquidity needs;
•	general macroeconomic factors and the emergence of new medical technologies that could influence our growth trajectory;
•	shifts in consumer health trends or the introduction of new nutraceutical products by our competitors;
•	demographic and market trends; and
•	our ability to compete effectively.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

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MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or otherwise have rights to the trademarks, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks and tradenames of other entities, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, service marks and tradenames. We do not intend our use or display of other entities’ trademarks, service marks or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other entities.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million (or $           million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $              million, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

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The principal purposes of this offering are to increase our capitalization and financial flexibility, and to create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders.

We currently intend to use the net proceeds to us from this offering, together with our existing cash and cash equivalents, to fund research and development activities, marketing activities and for working capital, operating expenses, capital expenditures and other general corporate purposes.

We may also use a portion of the net proceeds and our existing cash and cash equivalents to in-license, acquire, or invest in complementary businesses, technology platforms, products, services, technologies or other assets. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

Based on our current operating plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our projected operations through 2027. In particular, we expect that the net proceeds from this offer together with our existing cash and cash equivalents, will allow us to fund the continued clinical development of our product candidates and programs. However, our expected use of proceeds from this offering and our existing cash and cash equivalents described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering. We also may elect to raise additional capital opportunistically.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development, evolving regulatory requirements, and other factors described in the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may also find it necessary or advisable to use the net proceeds for other purposes. In addition, we might decide to postpone or not pursue clinical trials or preclinical activities if the net proceeds from this offering and the other sources of cash are less than expected.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from this offering that are not used as described above in U.S. federal government or agency-issued obligations, FDIC-insured certificates of deposit, municipal bonds and money market accounts. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development, commercialization and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors. Any such determination will also depend upon our business prospects, operating results, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities or credit facility.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of           , 2026, as follows.

•	on an actual basis; and

•	on a pro forma basis to give effect to (i) the proceeds from this offering; (ii) .

This table should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and related notes appearing elsewhere in this prospectus.

As of , 2026
	Actual	Pro Forma
(unaudited) (in thousands, except for share and per share amounts)
Cash and cash equivalents	$	$
Convertible notes payable
Stockholders’ deficit:
Common Stock, $0.01 par value per share;
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity
Total capitalization

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of      , 2026, we had a historical net tangible book value (deficit) of $        , or $         per share of our common stock. Our net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on such date. Our pro forma net tangible book value (deficit) as of        , 2026 was $ million, or $ per share.

After giving further effect to the sale and issuance of                  shares of our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of        , 2026 would have been approximately $         million, or approximately $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors purchasing shares of our common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this per share dilution (without giving effect to any exercise by the underwriters of their over-allotment option):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of , 2026	$
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $              , and would increase or decrease, as applicable, dilution per share to new investors in this offering by $         , in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by approximately $               per share and decrease or increase, as applicable, the dilution to investors participating in this offering by approximately $                  per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value after this offering would be approximately $          million, or approximately $                     per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the dilution to new investors would be $              per share, in each case assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of      , 2026, the differences between the number of shares of our common stock purchased from us, the total consideration paid and the weighted-average price per share paid by existing stockholders and to be paid by the new investors purchasing shares of our common stock in this offering, at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Weighted- Average Price
(in thousands, except share and per share amounts)	Number	Percent		Amount	Percent		Per Share
Existing stockholders before this offering			%	$		%	$
New investors purchasing shares in this offering(1)			%			%	$

Total		100.0%		$	100.0%

 (1) The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make through our directed share program or otherwise purchase in this offering.

Each $1.00 increase or decrease in the assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $           million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by            %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $             million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by            % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                %, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the percentage of our common stock held by existing stockholders after this offering would be reduced to            % of the total number of shares of our common stock outstanding after this offering, and the percentage of our common stock held by new investors would be increased to            % of the total number of shares of our common stock outstanding after this offering.

The foregoing discussion and calculations above (other than the historical net tangible book value calculations) are based on the number of shares of our common stock outstanding as of      , 2026, and excludes:

•	shares reserved for issuance under the Company’s 2025 Omnibus Equity Incentive Plan;
•	shares reserved for issuance pursuant to the Advisory Service Agreement.

To the extent any of the outstanding options are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions, as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. All dollar amounts in this section are in USD unless indicated otherwise.

Overview

ROKIT America, Inc. (referred to as “ROKIT America” or the “Company”) is committed to extending human healthspan and radically enhancing quality of life in an aging society through its proprietary Reverse Aging Platform, or RAP, which is designed to control and restore cellular aging at the molecular level, and our AI Hyper-personalized Organ Regeneration Platform.

Since its founding in 2019, the Company has focused on the research and development of dietary bio-supplements centered around β-Nicotinamide Mononucleotide (“NMN”). We have successfully launched a range of NMN-based products into global markets, including the United States. Our flagship product line, ROKIT AMERICA NMN, combines NMN with pterostilbene, a potent antioxidant, to enhance anti-aging efficacy. This combination promotes the synthesis of NAD+, a critical coenzyme involved in cellular energy metabolism, DNA repair, and immune function.

Preclinical studies have shown that NMN supplementation extended median lifespan by over 20% in a premature aging mouse model and by approximately 8.5% in standard aging female mice. In humans, randomized controlled trials have confirmed that NMN is safe and effectively increases NAD⁺ levels, with functional outcomes requiring further large-scale validation. Additionally, preclinical evidence indicates that pterostilbene promotes lifespan extension in drosophila melanogaster (common fruit flies): at 50 μM, mean lifespan increased by 14% in males; at 100 μM, lifespan increased by 12% in males and 20% in females.

Building on these preclinical studies and randomized controlled trials, the Company is expanding RAP into a broader portfolio of patented and patent-pending technologies, including telomere-stabilizing formulations, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992). a human skin model platform built via 3D bioprinting that is being developed in alignment with FDA’s NAMs (New Approach Methods) framework for non-animal safety and irritation testing,  photodynamic cosmetic applications, and hair-regeneration solutions, which are in early formulation and testing. The Company expect initial product launches beginning in 2026. We believe these innovations, together with our IP portfolio and ongoing clinical collaborations, strengthen RAP’s position within the emerging reverse-aging and regenerative healthcare markets.

Our Reverse Aging Platform goes beyond traditional dietary supplements. It is evolving into an integrated hyper-personalized wellness solution, leveraging genomic data, lifestyle patterns, and biometric indicators. Through strategic integration with U.S.-based digital healthcare and wellness distribution platforms, we aim to create a new, consumer-centric wellness ecosystem.

In parallel, we believe the Company will introduce the world’s first AI Hyper-personalized Organ Regeneration Platform—a proprietary technology developed by ROKIT Healthcare—into certain  markets throughout the Americas pursuant to and in accordance with the exclusive licensing agreement, dated August 27, 2025, with ROKIT Healthcare (the “License Agreement”).  The ORP integrates four key proprietary technologies: (i) a medical-grade 3D bioprinter designed for clinical use, (ii) AI-powered lesion modeling for automated and precise scaffold design, (iii) proprietary technology to manufacture hyper-personalized bioinks from autologous tissues, and (iv) sterile, single-use regenerative kit enabling standardized procedures. This initiative positions the Company to incorporate regenerative medicine technologies into its strategic pipeline.- A more fulsome description of the License Agreement is set forth below in the subsection titled “Business – Our Material Agreements – License Agreement.”

The Company is focused on three core strategic directions through its RAP and ORP: (1) Fundamental control of aging and chronic disease progression through hyper-personalized health solutions; (2) Development of cost-effective, “just-in-time” healthcare systems as a response to global medical financing challenges; and (3) Creation of a cloud-based global platform directly connecting hospitals and consumers, which we believe will revolutionize the healthcare ecosystem through data-driven distribution and service models.

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By integrating our Reverse Aging Platform (RAP) and Organ Regeneration Platform (ORP), we aim to deliver synergistic solutions that improve individual quality of life while reshaping therapeutic standards in age-related degeneration and chronic disease care.

Guided by this vision, ROKIT America strives to become a global leader in the wellness and biotech industry through its RAP, while evolving into an integrated bio-health enterprise that encompasses next-generation regenerative medicine powered by our ORP, creating synergy with ROKIT Healthcare.

Our Reverse-Aging Platform (RAP)

Dietary Bio-Supplement Products

Since its inception in July 2019, the Company has focused on developing its Reverse Aging Platform, aimed at suppressing and restoring aging at the cellular level. Leveraging its core ingredient, β-Nicotinamide Mononucleotide (NMN), the Company has launched a series of anti-aging health supplements in the U.S. and other global markets. The flagship product line, ROKIT AMERICA NMN, combines NMN with high-performance compounds such as pterostilbene to support NAD+ biosynthesis, which supports cellular metabolism, DNA repair, and energy restoration—resulting in strong customer satisfaction and brand loyalty.

Our supplements represent a transformative approach to longevity—shifting the paradigm from symptom management to cellular regeneration. Rooted in advanced bioscience and real-world clinical insights, the platform targets the biological core of aging: the cell. While traditional anti-aging methods often focus on superficial or symptomatic relief, our platform empowers the body to naturally regenerate, repair, and restore itself from within.

At the heart of this innovation are two clinically relevant compounds: Nicotinamide Mononucleotide (NMN) and Fisetin. Both have been selected through internal research and development (“R&D”) for their potential to enhance cellular resilience, reduce inflammation, and extend healthy lifespan. Since 2019, ROKIT America has driven scientific exploration and product development in the field of functional anti-aging ingredients. With a clear regulatory roadmap and compliance with Korea’s Ministry of Food and Drug Safety (KFDA), the Company has established a solid foundation for future clinical advancement and global expansion.

NMN, a direct precursor to NAD+ (Nicotinamide Adenine Dinucleotide), is involved in cellular energy metabolism and the regulation of aging-related genes. We are conducting ongoing studies to evaluate the potential of NMN to help increase NAD⁺ levels, support metabolic efficiency, and maintain organ function in areas such as skin health, cartilage integrity, and kidney function. In metabolic research, NMN has been reported in preclinical and early clinical studies to be associated with improved insulin sensitivity, reduced pro-inflammatory markers, and mitigation of tissue fibrosis—factors commonly linked to age-related conditions.

In parallel, Fisetin, a powerful senolytic compound, supports systemic rejuvenation by selectively clearing senescent cells—cells that no longer divide and contribute to chronic inflammation and tissue degeneration. By eliminating these dysfunctional cells, Fisetin helps reduce biological “noise” within tissues, allowing healthy cells to thrive and function optimally. Studies have further confirmed its efficacy in slowing cellular aging, enhancing immune performance, and supporting long-term tissue health.

Beyond these compounds, the Company is also advancing next-generation RAP innovations based on proprietary R&D and licensed intellectual property. These include: (i) telomere-length modulation technologies targeting genomic stability, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992); (ii) EpiTem-2, a human skin model platform built via 3D bioprinting that is being developed in alignment with FDA’s NAMs (New Approach Methods) framework for non-animal safety and irritation testing; and (iii) exploratory programs in photodynamic anti-aging applications such as skin rejuvenation and cosmetic hair removal. Collectively, these initiatives broaden the scope of RAP from dietary supplements into validated, technology-enabled interventions across both consumer wellness and clinical indications.

We believe unlike many single-compound anti-aging products, ROKIT America’s RAP approach integrates NMN and Fisetin within broader regenerative strategies—especially those already established in skin, cartilage, and kidney treatment pipelines. We believe that combining these compounds with regenerative platforms may provide a foundation for proactive, personalized approaches aimed at supporting healthy aging.

The Reverse-Aging Platform is designed not only to support healthy aging but to extend the window of vitality—helping individuals live younger, longer. With an emphasis on clinical relevance, cellular precision, and scientific integrity, ROKIT America is laying the foundation for a new standard in age-related care, driven by next-generation solutions that begin at the cellular level.

The Company is advancing its core business by enhancing products and services based on the Reverse Aging Platform. This includes expanding into personalized anti-aging solutions, data-driven health management services, and digital healthcare platforms.

The Company’s revenue has grown from approximately US $364,880 during the fiscal year ended December 31, 2020 to US $3,097,808 for the fiscal year ended December 31, 2024, representing a 8.5x increase and a compound annual growth rate (CAGR) of 70.7%. We believe this growth is attributed to its science-driven product development, digital marketing strategies, and establishment of a robust global distribution network. Revenue growth has been driven primarily by introducing additional products rather than increasing prices, with the Company currently offering nine products and planning to expand its portfolio further.

For the year ended December 31, 2024, our dietary bio-supplements business accounted for 100% of our sales.  For additional information regarding our Reverse Aging Platform, refer to “Business — Our Reverse-Aging Platform (RAP).”

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Our Organ Regeneration Platform (ORP)

Products

As a long-term growth driver, the Company is also strategically preparing to enter the Organ Regeneration Platform (ORP) business. Developed by its parent company, ROKIT Healthcare, this platform utilizes what we believe to be the world’s first AI-based, 3D bioprinting-based regenerative organ technology. As of August 27, 2025, the Company has secured exclusive rights to operate the ORP business in the Americas, and related intellectual property for the Americas, which includes all countries and territories in South America and North America. This provides a foundation for entering the regenerative medicine market, including applications in skin, cartilage and kidney regeneration.

Through this dual-track strategy, ROKIT America is solidifying its position in the bio-healthcare industry—securing a strong revenue base through the Reverse Aging Platform while actively preparing for expansion into the high-value field of regenerative medicine through the deployment of our Organ Regeneration Platform.

We believe our ORP will deliver a full spectrum of next-generation regenerative medicine solutions to the Americas, leveraging the proprietary technology, clinical data, and commercial strategies developed by ROKIT Healthcare derived from the License Agreement. We believe ROKIT America will lead the expansion of a platform-based regenerative approach in the Americas that is reshaping the treatment paradigm for age-related degeneration and chronic conditions. From hyper-personalized skin therapies to cartilage and kidney regeneration, each platform is underpinned by robust clinical evidence, advanced bioengineering, and global IP strategies.

As of the date of this filing, we have not generated any revenue from our ORP business.

Skin Regeneration Platform

At its core, it is an AI-powered system capable of generating a customized 3D regenerative patch with a single scan and minimal user input. Using a clinician-operated interface, wounds are rapidly assessed through depth-sensing technology and transformed into high-precision 3D models in real-time. The Human-AI Interface (HAI) ensures seamless integration between diagnostics and treatment, allowing practitioners to deliver site-specific patches in a matter of minutes. This automated, patient-specific approach has demonstrated remarkable clinical efficacy, with healing times more than twice as fast as conventional methods and with no observed side effects such as immune rejection or pigmentation. Clinical trials across the U.S. and other countries have validated its applicability across a wide range of dermatological indications, including diabetic foot ulcers, burns, dermatitis, and non-melanoma skin cancer (NMSC).6 The ability to deliver rapid, precise, and safe treatments in outpatient settings positions the skin regeneration platform as both clinically impactful and commercially scalable.

Cartilage Regeneration Platform

Employs Lyophilized Costal Cartilage Matrix (LCCM), a proprietary material derived from freeze-dried rib cartilage, to induce hyaline cartilage regeneration. This technology facilitates endogenous repair through a single treatment, eliminating the need for synthetic implants or multiple interventions. The use of autologous tissue ensures immune compatibility, making it suitable for patients regardless of age or severity of cartilage damage. Ongoing global clinical trials which are being conducted by ROKIT Healthcare including collaborative research with Massachusetts General Hospital (MGH) in the United States, are further substantiating the safety and efficacy of this platform. The model is designed to address a significant unmet need in orthopedic and sports medicine markets, offering a biologically superior and economically viable alternative to current standards of care.

___________________________________________

6 Yun YK, Han SK, Yoon IJ, Namgoong S, Jeong SH, Dhong ES, Kim JH, Lee MC. Evaluating micronized adipose tissue niche and artificial dermis grafts following nonmelanoma skin cancer excision: a pilot study. Wounds. 2024 Apr; 36(4):129-136. doi: 10.25270/wnds/23135. PMID: 38743859.

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The Company intends to utilize the FDA’s Expanded Access Program (“EAP”) as a proof-of-concept clinical pathway for both the Cartilage and Kidney Regeneration Platforms. Through the EAP, the Company aims to initiate early-stage clinical use in the United States that will not only provide compassionate treatment opportunities for patients but also generate supplemental safety and performance data. While ROKIT Healthcare has a plan to obtain the approvals from certain regulatory bodies in the Americas, including the U.S. as the global clinical trials continue, ROKIT America will jointly coordinate and, in the Americas, act as lead sponsor where appropriate, ensuring regulatory and clinical strategy execution under its oversight. The Company views the EAP as a defined pathway toward submitting an IND (Investigational New Drug) application for pivotal trials, with a clear transition into the appropriate regulatory framework for either a biological product or a medical device.

Kidney Regeneration Platform

In the field of nephrology, ROKIT America’s kidney regeneration platform marks a significant advancement in treating chronic kidney conditions. Utilizing a decellularization process, the platform produces an omentum patch derived from the patient’s own tissue. This autologous omentum patch is further enhanced through albumin coating, which improves cellular adhesion and accelerates tissue regeneration. Preclinical studies conducted through collaborative research with Seoul National University and Asan Medical Center in Korea, have demonstrated therapeutic effects of autologous tissue–based patches in a unilateral ureteral obstruction (UUO) animal model, showing reduced renal fibrosis, modulation of fibrosis-related gene expression, and improvements in renal tissue repair. These results support the potential of the Company’s approach, which in internal research has shown substantial improvements in renal function and inflammation reduction, with regenerative efficiency exceeding that of traditional therapies by 30–60%.7 Targeted toward high-burden patient populations such as those with chronic kidney disease or awaiting transplantation, this platform is currently undergoing institutional review board (“IRB”) review and clinical trial preparation in Korea and other strategic regions by ROKIT Healthcare.

For additional information regarding our Organ Regeneration Platform, including our skin, cartilage and kidney regeneration platforms, refer to “Business — Our Organ Regeneration Platform (ORP).”

Components of Results of Operations

Sales

As of the date of this filing, we generate revenues only from selling our reverse-aging health supplement and expect to generate revenue in the future from our AI hyper personalized Organ Regeneration Platform through the sales of the disposable medical regeneration kit, the AI wound recognition app, and the medical 3D bio printer. The sales of our reverse-aging health supplement are made by e-commerce and wholesale, and we are selling our reverse-aging health supplement mostly in the U.S., Korea, and Vietnam. For the years ended December 31, 2025 and 2024, the revenue by the wholesale, the e-commerce, and others is $XXX, $XXX, and $XXX, respectively, and $1,724,277, $1,370,400, and $3,131, respectively, and the revenue for the same periods to U.S, Korea, Vietnam, and other countries is $XXX, $XXX, $XXX, and $XXX, respectively, and $1,333,795, $1,703,655, $60,000, and $348, respectively.

Cost of Goods Sold

Cost of goods sold includes raw materials, direct manufacturing expenses, freight and shipping costs, consumables, and sample testing for quality control. For the years ended December 31, 2025 and 2024, cost of goods sold totaled $XXX and $1,075,817, respectively, representing XX% and 35% of total sales, respectively. The increase/decrease in cost of goods sold is primarily due to changes mostly in raw material costs, direct manufacturing expenses, and freight and shipping costs.

Gross Profit and Gross Margin

We calculate gross profit as sales less costs of goods sold. Gross margin represents gross profit as a percentage of sales. We expect gross profit and gross margin to change and be affected by various factors going forward, including selling prices, product costs, customer mix and production volumes. In the future, we expect that ORP will have a higher sales price and related costs of sales as compared to RAP given market demand and perception.

Accounts Receivable, net and Allowance for Expected Credit Losses

Our accounts receivable reflect amounts due from customers in the ordinary course of business, net of allowances for expected credit losses. As part of our market penetration strategy, we have adopted flexible payment terms for wholesale customers, with payment periods occasionally extending beyond 30 days. For international distributors (other than ROKIT Healthcare), we generally require pre-payment of 20% to 50% of the total purchase order value prior to shipment, which helps to mitigate credit risk in those markets.

____________________________________

7 Jo, Y., Kim, J., Lee, H., et al. (2022). Three-dimensional bio-printed autologous omentum patch ameliorates unilateral ureteral obstruction induced renal fibrosis. Tissue Engineering Part C: Methods, 28(12), 672–682. doi:10.1089/ten.TEC.2022.0281

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For the year ended December 31, 2024, our average accounts receivable balance (excluding from related parties) was approximately $1.5 million. Less than 20% of our outstanding accounts receivable were aged over 180 days at year-end. We actively monitor the creditworthiness of our customers and maintain an allowance for expected credit losses based on historical experience, current and forecasted economic conditions, and the evaluation of collectability for aged receivables.

For the year ended December 31, 2024, our average accounts receivable balance from related parties, specifically ROKIT Healthcare, was approximately $1.3 million. The Company believes this balance is manageable due to the strategic affiliation and ongoing commercial relationship with ROKIT Healthcare. This assessment is supported by recent payment history as of the date of this filing, with all sales invoices in 2024 fully paid, the financial strength of ROKIT Healthcare evidenced by its recent initial public offering in Korea and successful funding round in Korea, and the absence of any adverse public information or indications of financial distress.

As of December 31, 2024, two customer accounts (excluding from related parties) each represented more than 10% of our total accounts receivable. Concentration of credit risk related to these customers is monitored regularly, and we do not believe there is a material risk of non-collection at this time.

Inventories

Most of our finished products ready for sale inventory is primarily stored at a third-party storage facility located in Los Angeles, California. For the year ended December 31, 2024, we typically maintained an average of approximately a two- to three-month supply of finished goods inventory to meet customer demand. To date, we have not experienced any material disruptions in our supply chain that have impacted our ability to fulfill customer orders.

In 2025, we plan to assess the feasibility of increasing our on-hand inventory levels to a six-month supply. This evaluation is intended to support expected demand growth, particularly for our reverse-aging health supplement product line, and to provide additional buffer against potential supply chain disruptions.

Additionally, we intend to conduct a comprehensive evaluation of our suppliers in 2025. This review will focus on ensuring the capacity and reliability of our supply partners to meet projected demand, as well as identifying and mitigating risks related to geopolitical events and global supply chain volatility.

Marketing and Advertising Expenses

Marketing and advertising expenses primarily consists of advertising and promotional costs (including online and social media advertising fee), marketing materials, commissions, and shipping and handling costs related to delivering products to customers. Advertising costs are expensed to statement of operations when incurred. We expect that marketing and advertising expenses will increase as our sales and business growth, and will vary from period-to-period as a percentage of revenue for the foreseeable future. This variation is due to our plans to continue to invest in marketing to grow both sales and market presence by way of increasing brand awareness. The trend and timing of our marketing costs will depend in part on the timing of marketing campaigns and the status of business development.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of office rent, professional service fees (including legal, audit, and consulting), selling commissions, expected credit losses, taxes and dues, insurance, storage expenses, consumables, and other expenses for outside professional services, including legal, audit and consulting. Research and development expenses were not material for the periods presented and are also included in selling, general and administrative expenses.  We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, Nasdaq, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to increase research and development expenses and expand the size of our administrative function to support the growth of our business.

Provision for Income Taxes

We have recorded deferred tax assets related to U.S. federal and state income taxes, primarily from temporary differences between taxable income and accounting income. The realizability of these deferred tax assets depends on future taxable income, and if our operating results do not meet expectations, we may be required to record a valuation allowance.

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Statement of Operations

Results of Operations

Comparison of Fiscal Years December 31, 2025 and 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and 2024.

($ in thousands)	Year Ended December 31
	2025	2024
Sales	$	$3,098
Cost of Goods Sold		1,076
Gross Profit		2,022

Operating Expense
Marketing and advertising expense		485
Selling, general and administrative expenses		630
Total operating expense		1,115
Operating Profit		907
Total other expenses, net		(3)
Income Tax Expense		(253)
Net Income	$	$651

Sales

($ in thousands)	Year Ended December 31
	2025	2024	$ Change	% Change
Reverse-aging Health Supplement	$	$3,098	$
Organ Regeneration Platform	$	$-	$
Total Revenue	$	$3,098	$

Sales increased $XX million, or XX%, for the year ended December 31, 2025, compared to the year ended December 31, 2024. The increase was driven by an increase in sales of our reverse-aging health supplement plus new sales from ORP.

Cost of Goods Sold

($ in thousands)	Year Ended December 31
	2025	2024	$ Change	% Change
Total cost of goods sold	$	$1,076	$

Cost of goods sold for the year ended December 31, 2025 and 2024 was $XX, and $1,075,817 respectively. The increase in cost of revenue is principally due to the substantial increase in reverse-aging health supplement and organ regeneration platform sales reported during the year ended December 31, 2025, compared to the corresponding period in 2024.

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Operating Expense

Marketing and Advertising

($ in thousands)	Year Ended December 31
	2025	2024	$ Change	% Change
Marketing and Advertising	$	$485	$

Marketing and advertising expense for the year ended December 31, 2025 was $XXX as compared to $484,714 for the year ended December 31, 2024. The Company increased marketing expenses in order to stimulate the demand of reverse-aging health supplement and increase brand and technology awareness of organ regeneration platform.

Selling, general and Administrative Expenses

Selling, general and administrative expenses for the years presented were comprised of the following:

($ in thousands)	Year Ended December 31
	2025	2024	$ Change	% Change
Commissions and Consulting costs		440
Research and development expenses		7
Operating lease costs		3
Other costs		179
Total Selling, General and Administrative Expenses	$	$630	$

Selling, general and administrative expenses for the year ended December 31, 2025 increased by $XXX, or XX%, as compared to the year ended December 31, 2024. The increase was primarily due to an increase in commissions and consulting costs of $XXX, an increase in other costs of $XXX. The increase in selling, general and administrative expenses is principally attributable to the increase in an increase in outsource fees associated with the administrative works and product development.

Other expenses, net

Other expenses, net for the periods presented was comprised of the following:

($ in thousands)	Year Ended December 31
	2025	2024	$ Change	% Change
Other expenses, net	$	$(3)	$

Other expenses, net for the year ended December 31, 2025 was $XXX, a decrease of $XXX, or XX%, as compared to the year ended December 31, 2024, which was primarily driven by $XXX in realized and unrealized gain(loss) on foreign currency transactions.

Net Income

Net Income was $XXX for the year ended December 31, 2025, compared to $651,462 in the same period of 2024, representing an increase of $XXX. The increase was mainly due to the revenue increase.

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Liquidity and Capital Resources

Overview

To date, we have financed our operations primarily through the cash generated mainly from sales of reverse-aging health supplements. We have consistently demonstrated strong financial performance, evidenced by sustained profitability and a robust financial position:

•	Positive financial trends: The Company was profitable in 2024, the only period presented.
•

Adequate liquidity: While the 2024 financial statements show a negative operating cash flow of ($30,492) and an ending cash and cash equivalents balance of $14,622, the Company believes it can meet its obligations as they become due.

•	Stable capital base: The Company maintains a healthy capital structure, has no outstanding debt, and demonstrates financial strength and resilience.
•

Access to financial resources: The Company has uninterrupted access to financial resources, including the ability to obtain additional financing from ROKIT Healthcare and credit lines from the financial institutions if needed.

Source of Liquidity

As of December 31, 2024, our principal source of liquidity consisted of approximately $3 million in current assets.

Funding Requirements

Based on our current operating plan, we believe that the estimated net proceeds from this offering together with existing cash and cash equivalents balances, will be sufficient to fund our operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We may experience lower than expected cash generated from operating activities or greater than expected costs of revenue or operating expenses, and may need to raise additional capital to fund operations, further research, and development activities, or acquire, invest in, or in-license other businesses, assets, or technologies. In particular, we will require funding to support the marketing and research and development of the ORP.

Our future capital needs will depend upon our ability to execute our revenue growth plans (as described in greater detail above) and many factors, including:

•	the cost and pace of developing new products, enhancements to existing products and our research and development activities;
•	the market acceptance of our products;
•	our ability to develop and commercialize our organ regeneration platform for new indications, patient populations and clinical use cases;
•	our ability to successfully complete any required clinical or other studies and obtain and maintain any required regulatory approval or clearances;
•	insurer and third-party reimbursement of the costs associated with our organ regeneration solution;
•	successful management of our global supply chain and some of which are currently single-source suppliers;
•	successful growth and leveraging of our global sales team (including, where appropriate, distributors) and marketing team to sell and market our products;
•	the costs of attaining, defending, and enforcing our intellectual property rights;
•	whether we acquire third-party products or technologies;
•	the amount and nature of competition from other products and platforms;
•	our ability to raise additional funds to finance our operations; and
•	the costs associated with being a public company.

If these sources of cash are insufficient to satisfy our liquidity requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that could impede our ability to manage our operations. Our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the disruptions to and volatility in the credit and financial markets in the U.S. and fluctuations in interest rates, resulting from factors that include but are not limited to, inflation, the conflict between Russia and Ukraine, political tensions between China and Taiwan and other factors, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and interest rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

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Cash Flows for the Years Ended December 31, 2025 and 2024

The following table summarizes changes in cash for the years ended December 31, 2025 and 2024:

($ in thousands)	Year Ended December 31,
	2025	2024
Net cash provided(used) in operating activities	$	$(30)
Net cash provided(used) in investing activities		-
Net cash provided by financing activities		-
Net increase/decrease in cash and cash equivalents		(30)
Cash and cash equivalents at beginning of period		45
Cash and cash equivalents at end of period	$	$15

Cash Flows from Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $XXX, which primarily reflected our net income of $XXX, net of adjustments to reconcile net profit to net cash provided by operating activities of $XXX, which included lease expense of $XXX. Changes in working capital primarily reflected increases in accounts receivable and the settlement of accounts payable in the ordinary course. Net cash used in operating activities for the year ended December 31, 2024 was $30,492, which primarily reflected our net income of $651,462, net of adjustments to reconcile net income to net cash used by operating activities of $681,954, which primarily included an increase in accounts receivable and accounts payable of $1,117,804 and $430,393.

Cash Flows from Investing Activities

Cash flows from investing activities were comprised of the following for the annual periods presented:

($ in thousands)	Year Ended December 31,
	2025	2024
Net cash provided (used) in investing activities	$	$-

Our net cash provided in investing activities was $XXX for the year ended December 31, 2025, representing an increase of $XXX, or XXX%, as compared to $0 of cash used in investing activities for the year ended December 31, 2024.

Cash Flows from Financing Activities

Cash flows from financing activities were comprised of the following for the annual periods presented:

($ in thousands)	Year Ended December 31,
	2025	2024
Net cash provided by financing activities	$	$-

Our net cash provided by financing activities was $XXX for the year ended December 31, 2025. Our net cash provided by financing activities was $0 for the year ended December 31, 2024.

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Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of these payments. The following table summarizes our fixed contractual obligations and commitments (in millions) as of December 31, 2025:

	Total	Less than 1 year	1 – 3 years	3 – 5 Years	More than 5 years
Payments Due
Unconditional purchase obligations (unrecognized)
Long-term debt and convertible notes (including interest)
Operating leases
Total	$	$	$

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements included elsewhere in this prospectus. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency and credit.

Foreign Currency Risk

We have oversea sales paid by local currency and translated into USD for reporting of our financial statements. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, including Korean Won (“KRW”).

Translational Risk

Our functional currency and reporting currency is the USD. Since some sales were paid in KRW, some of operating assets and liabilities are translated into USD at the exchange rate in effect at the end of each period. Sales and expenses from such sales are translated into USD using average rates that approximate those in effect during the period. Consequently, increases or decreases in the value of the USD affect the value of these items with respect to the non-USD-denominated businesses in the financial statements, even if their value has not changed in their original currency. For example, a stronger USD will reduce the reported results of operations of non-USD-denominated businesses and conversely a weaker USD will increase the reported results of operations of non-USD-denominated businesses.

At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our cash and cash equivalents and deposits with banks and financial institutions are potentially subject to concentration of credit risk. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of credit risk will vary based on many factors including the duration of the transaction and the contractual terms of the agreement. As appropriate, management evaluates and approves credit standards and oversees the credit risk management function related to investments.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. See Note 2 to our financial statements included elsewhere in this prospectus for information about our significant accounting policies. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include income taxes, determination of net realizable value of inventories, and allowance for expected credit loss on accounts receivable (CECL).

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Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

We expect to become a public reporting company under the Exchange Act, and will be required to publicly report on an ongoing basis. We expect to elect to report as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

The JOBS Act

We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company until the earliest of (i) December 31, 2031, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates was $700.0 million or more as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

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BUSINESS

Overview

ROKIT America, Inc. (referred to as “ROKIT America” or “Company”) is committed to extending human healthspan and radically enhancing quality of life in an aging society through its proprietary Reverse Aging Platform, or RAP, which is designed to control and restore cellular aging at the molecular level, and its AI Hyper-personalized Organ Regeneration Platform.

Since its founding in 2019, the Company has focused on the research and development of dietary bio-supplements centered around β-Nicotinamide Mononucleotide (“NMN”). We have successfully launched a range of NMN-based products into global markets, including the United States. Our flagship product line, ROKIT AMERICA NMN, combines NMN with pterostilbene, a potent antioxidant, to enhance anti-aging efficacy. This combination promotes the synthesis of NAD+, a critical coenzyme involved in cellular energy metabolism, DNA repair, and immune function.

Preclinical studies have shown that NMN supplementation extended median lifespan by over 20% in a premature aging mouse model and by approximately 8.5% in standard aging female mice. In humans, randomized controlled trials have confirmed that NMN is safe and effectively increases NAD⁺ levels, with functional outcomes requiring further large-scale validation. Additionally, preclinical evidence indicates that pterostilbene promotes lifespan extension in drosophila melanogaster (common fruit flies): at 50 μM, mean lifespan increased by 14% in males; at 100 μM, lifespan increased by 12% in males and 20% in females.

Building on these preclinical studies and randomized controlled trials, the Company is expanding RAP into a broader portfolio of patented and patent-pending technologies, including telomere-stabilizing formulations, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992), a human skin model platform built via 3D bioprinting that is being developed in alignment with FDA’s NAMs (New Approach Methods) framework for non-animal safety and irritation testing,  photodynamic cosmetic applications, and hair-regeneration solutions, which are in early formulation and testing. The Company expect initial product launches beginning in 2026. We believe these innovations, together with our IP portfolio and ongoing clinical collaborations,  strengthen RAP’s position within the emerging reverse-aging and regenerative healthcare markets.

Our Reverse Aging Platform goes beyond traditional dietary supplements. It is evolving into an integrated hyper-personalized wellness solution, leveraging genomic data, lifestyle patterns, and biometric indicators. Through strategic integration with U.S.-based digital healthcare and wellness distribution platforms, we aim to create a new, consumer-centric wellness ecosystem.

In parallel, we believe the Company will introduce the world’s first AI Hyper-personalized Organ Regeneration Platform—a proprietary technology developed by ROKIT Healthcare—into certain markets throughout the Americas pursuant to and in accordance with the intellectual property license agreement, dated August 27, 2025, with ROKIT Healthcare (the “License Agreement”). The ORP integrates four key proprietary technologies: (i) a medical-grade 3D bioprinter designed for clinical use, (ii) AI-powered lesion modeling for automated and precise scaffold design, (iii) proprietary technology to manufacture hyper-personalized bioinks from autologous tissues, and (iv) sterile, single-use regenerative kit enabling standardized procedures.This initiative positions the Company to incorporate regenerative medicine technologies into its strategic pipeline. A more fulsome description of the License Agreement is set forth below in the subsection titled “Business – Our Material Agreements – License Agreement.”

The Company is focused on three core strategic directions through its RAP and ORP: (1) Fundamental control of aging and chronic disease progression through hyper-personalized health solutions; (2) Development of cost-effective, “just-in-time” healthcare systems as a response to global medical financing challenges; and (3) Creation of a cloud-based global platform directly connecting hospitals and consumers, which we believe will revolutionize the healthcare ecosystem through data-driven distribution and service models.

By integrating our Reverse Aging Platform (RAP) and Organ Regeneration Platform (ORP), we aim to deliver synergistic solutions that improve individual quality of life while reshaping therapeutic standards in age-related degeneration and chronic disease care.

Guided by this vision, ROKIT America strives to become a global leader in the wellness and biotech industry through its RAP through the sale of bio-supplements, while evolving into an integrated bio-health enterprise that encompasses next-generation regenerative medicine powered by our ORP, creating synergy with ROKIT Healthcare.

Corporate History

The Company was incorporated on July 3, 2019 in Delaware as a global strategic subsidiary of ROKIT Healthcare, a publicly traded company on the KOSDAQ in the Republic of Korea. The Company is based in Los Angeles, California.

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Corporate Structure

We are currently wholly owned by ROKIT Healthcare.  The following diagram depicts our organizational structure following the completion of this offering. This diagram includes the public shareholders that will receive shares in this offering.

Our Reverse-Aging Platform (RAP)

Dietary Bio-Supplement Products

Since its inception in July 2019, the Company has focused on developing its Reverse Aging Platform, aimed at suppressing and restoring aging at the cellular level. Leveraging its core ingredient, β-Nicotinamide Mononucleotide (NMN), the Company has launched a series of anti-aging health supplements in the U.S. and other global markets. The flagship product line, ROKIT AMERICA NMN, combines NMN with high-performance compounds such as pterostilbene to support NAD+ biosynthesis, which supports cellular metabolism, DNA repair, and energy restoration—resulting in strong customer satisfaction and brand loyalty.

Our supplements represent a transformative approach to longevity—shifting the paradigm from symptom management to cellular regeneration. Rooted in advanced bioscience and real-world clinical insights, the platform targets the biological core of aging: the cell. While traditional anti-aging methods often focus on superficial or symptomatic relief, our platform empowers the body to naturally regenerate, repair, and restore itself from within.

At the heart of this innovation are two clinically relevant compounds: Nicotinamide Mononucleotide (NMN) and Fisetin. Both have been selected through internal R&D for their potential to enhance cellular resilience, reduce inflammation, and extend healthy lifespan. Since 2019, ROKIT America has driven scientific exploration and product development in the field of functional anti-aging ingredients. With a clear regulatory roadmap and compliance with Korea’s Ministry of Food and Drug Safety (KFDA), the Company has established a solid foundation for future clinical advancement and global expansion.

NMN, a direct precursor to NAD⁺ (Nicotinamide Adenine Dinucleotide), is involved in cellular energy metabolism and the regulation of aging-related genes. We are conducting ongoing studies to evaluate the potential of NMN to help increase NAD⁺ levels, support metabolic efficiency, and maintain organ function in areas such as skin health, cartilage integrity, and kidney function. In metabolic research, NMN has been reported in preclinical and early clinical studies to be associated with improved insulin sensitivity, reduced pro-inflammatory markers, and mitigation of tissue fibrosis—factors commonly linked to age-related conditions.

In parallel, Fisetin, a powerful senolytic compound, supports systemic rejuvenation by selectively clearing senescent cells—cells that no longer divide and contribute to chronic inflammation and tissue degeneration. By eliminating these dysfunctional cells, Fisetin helps reduce biological “noise” within tissues, allowing healthy cells to thrive and function optimally. Studies have further confirmed its efficacy in slowing cellular aging, enhancing immune performance, and supporting long-term tissue health.

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Beyond these compounds, the Company is also advancing next-generation RAP innovations based on proprietary R&D and licensed intellectual property. These include: (i) telomere-length modulation technologies targeting genomic stability, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992); (ii) EpiTem-2, a human skin model platform built via 3D bioprinting that is being developed in alignment with FDA’s NAMs (New Approach Methods) framework for non-animal safety and irritation testing; and (iii) exploratory programs in photodynamic anti-aging applications such as skin rejuvenation and cosmetic hair removal. Collectively, these initiatives broaden the scope of RAP from dietary supplements into validated, technology-enabled interventions across both consumer wellness and clinical indications.

We believe unlike many single-compound anti-aging products, ROKIT America’s RAP approach integrates NMN and Fisetin within broader regenerative strategies—especially those already established in skin, cartilage, and kidney treatment pipelines. We believe that combining these compounds with regenerative platforms may provide a foundation for proactive, personalized approaches aimed at supporting healthy aging.

The Reverse-Aging Platform is designed not only to support healthy aging but to extend the window of vitality—helping individuals live younger, longer. With an emphasis on clinical relevance, cellular precision, and scientific integrity, ROKIT America is laying the foundation for a new standard in age-related care, driven by next-generation solutions that begin at the cellular level.

The Company is advancing its core business by enhancing products and services based on the Reverse Aging Platform. This includes expanding into personalized anti-aging solutions, data-driven health management services, and digital healthcare platforms.

The Company’s revenue has grown from approximately US $364,880 during the fiscal year ended December 31, 2020 to US $3,097,808 for the fiscal year ended December 31, 2024, representing a 8.5x increase and a compound annual growth rate (CAGR) of 70.7%. We believe this growth is attributed to its science-driven product development, digital marketing strategies, and establishment of a robust global distribution network. Revenue growth has been driven primarily by introducing additional products rather than increasing prices, with the Company currently offering nine products and planning to expand its portfolio further.

For the year ended December 31, 2024, our dietary bio-supplements business accounted for 100% of our sales.

Overview of Ingredients

ROKIT America's current business centers on its Reverse Aging Platform, a science-based approach to developing and commercializing advanced anti-aging products and solutions. Recognizing the potential of Nicotinamide Mononucleotide (NMN) at the early stage of the global anti-aging market's formation, the Company took a first-mover approach—initiating raw material R&D and product development ahead of many industry players, which enabled it to rapidly build brand trust through early market entry.

All core ingredients, including NMN, have undergone comprehensive toxicity and safety evaluations by accredited testing institutions across the U.S., Europe, and Asia. Based on these results, the Company has validated product efficacy through functional studies and scientific data.

ROKIT America does not rely solely on NMN but formulates its products using a range of high-performance anti-aging compounds such as fisetin, pterostilbene, and telomere-supporting ingredients, for which the Company filed a U.S. patent application on September 30, 2025 (U.S. Patent Application No. 19/345,992). In addition, the Company is expanding its portfolio with premium ingredients such as Nicotinamide Riboside (NR), Pyrroloquinoline Quinone (PQQ), Ergothioneine (EGT), and Reduced Nicotinamide Mononucleotide (NMNH). In particular, fisetin-based products—known to mitigate age-related inflammation and cellular damage—have given the Company a competitive edge in the market. Product development is driven not only by ingredient synergy but also by large-scale consumer research. Surveys involving thousands of users help identify specific aging-related needs, which are translated into optimized formulas in collaboration with physicians, pharmacists, and bioscience experts. Various product forms—including capsules, powders, and ampoules—are tailored to meet individual metabolic and physiological needs, offering personalized health solutions.

All of our Reverse Aging Platform supplement products are manufactured in FDA-registered and cGMP-certified facilities in the United States, ensuring strict quality and safety controls. Beyond dietary supplements, ROKIT America is expanding into new categories such as beauty (e.g., NMN-based hand creams) and medical-grade applications (e.g., clinical ampoules). These product extensions offer everyday, practical anti-aging solutions that integrate seamlessly into consumers’ lives. In addition, the Company continues internal R&D into synergistic effects between NMN and other anti-aging agents, with a strong emphasis on improving formulation and bioavailability.

With its Los Angeles office as the base for local engagement, ROKIT America is steadily expanding its market reach. Leveraging the global network of its parent company, ROKIT Healthcare, and introduction occasionally facilitated through ROKIT Healthcare’s global distributors, the Company actively pursues distribution and marketing initiatives across the Americas for the Organ Regeneration Platform and across the world for the Reverse Aging Platform. Its product innovation, grounded in scientific validation and consumer insight, continues to solidify its presence in the anti-aging market.

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The Reverse Aging Platform is evolving beyond supplements to include cosmeceuticals and digital health solutions, forming a scalable platform capable of adapting to emerging wellness and longevity trends.    However, at present, ROKIT America monetizes its Reverse Aging Platform solely through dietary supplements.  Cosmeceutical and digital health solution components are still under development and have not generated revenue to date.

By contributing to solving the universal challenge of aging, ROKIT America is positioning itself for sustainable growth of its RAP business in the U.S. and global markets.

Quality Assurance and Certification

Quality control for each Reverse Aging Platform supplement product lot is conducted through certified third-party laboratories located in Korea and the United States. Core testing items include: Active ingredient content, Heavy metal levels, Microbial contamination, and Product stability. ROKIT America also performs batch-specific quality and safety testing on its proprietary NMN ingredients to ensure consistent product performance.

NMN Toxicity Test and Safety Evaluation

ROKIT America has conducted a comprehensive safety assessment of its NMN (Nicotinamide Mononucleotide) formulation as part of its commitment to developing scientifically validated anti-aging solutions. NMN is a precursor to NAD⁺, a coenzyme essential for cellular energy metabolism, DNA repair, and the regulation of aging-related pathways.

Study Overview

The toxicity test was designed to evaluate the safety of NMN through a single-dose oral administration study. The experiment was conducted in accordance with GLP (Good Laboratory Practice) standards at a certified research facility through Biotoxtech Co., Ltd., which is located in the Republic of Korea. The study involved administering NMN to laboratory animals and observing them over a defined period for any signs of toxicity, behavioral changes, or adverse effects.

Key Findings and Implications for Reverse Aging

Key findings included:

•	No mortality or abnormal clinical signs were observed in any of the test subjects.
•	Body weight and food consumption remained stable throughout the observation period.
•	No significant changes were detected in hematological or biochemical parameters.
•	Histopathological analysis of major organs revealed no abnormalities attributable to NMN administration.

These results confirmed that the NMN formulation used by ROKIT America is non-toxic and safe under the tested conditions, supporting its use in human health applications aimed at cellular rejuvenation and age-related decline mitigation.

The findings reinforce the potential of NMN as a foundational ingredient in ROKIT’s broader “Reverse Aging” initiative. By enhancing NAD⁺ levels, NMN may contribute to improved mitochondrial function, reduced oxidative stress, and extended cellular lifespan—key mechanisms in delaying or reversing biological aging.

Comprehensive Nonclinical Safety and Genotoxicity Summary of Beta-Nicotinamide Mononucleotide (NMN)

ROKIT America conducted a comprehensive nonclinical safety evaluation program for Beta-Nicotinamide Mononucleotide (NMN), a key component of its Reverse-Aging Platform. All studies were performed under Good Laboratory Practice (GLP) regulations by certified contract research organizations, following standard toxicological and genotoxicological protocols.

Analytical Method Validation (Study No. B21915)

An HPLC analytical method was validated for NMN dosing formulations to ensure precision, accuracy, specificity, homogeneity, and stability. The method demonstrated excellent linearity (R² > 0.9997), system precision (<1% variation), and formulation stability at room temperature for 4 hours and refrigerated conditions for 8 days. These results confirm the reliability of the dosing formulations used in subsequent toxicology studies.

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Acute Oral Toxicity (Study No. B21916)

Single oral dose toxicity was assessed in Sprague-Dawley rats at 5,000 mg/kg. No mortality or serious adverse effects were observed during the 14-day monitoring period. Transient soft stools and diarrhea occurred in some animals but resolved by Day 3. Necropsy revealed no NMN-related pathological findings. The oral lethal dose (LD₅₀) is therefore considered to exceed 5,000 mg/kg, indicating a favorable acute safety profile.

28-Day Repeated Oral Dose Toxicity (Study No. B21917)

A 28-day range-finding study evaluated low, mid, and high oral doses of NMN. Body weight reduction and decreased food intake were noted at the highest dose of 5,000 mg/kg/day, particularly in males. Minor hematological and clinical chemistry changes occurred but lacked toxicological significance and were not supported by histopathology or organ weight data. No clinical signs or gross lesions were attributable to NMN. Based on these findings, 2,500 mg/kg/day was recommended as the high dose for subsequent longer-term studies.

90-Day Repeated Oral Dose Toxicity (Study No. B21918)

A 90-day toxicity study confirmed the safety profile of NMN at doses up to 2,500 mg/kg/day. Significant reductions in body weight and food consumption were observed only at the highest dose, with no adverse clinical, ophthalmic, hematological, or histopathological findings. Minor organ weight variations and transient histological changes (adrenal hypertrophy, renal hyaline droplets) were not associated with toxicity. Mortality in two animals was considered incidental. The No-Observed-Adverse-Effect Level (NOAEL) was determined to be below 1,250 mg/kg/day.

Bacterial Reverse Mutation Test (Ames Test) (Study No. B21919)

NMN was tested for mutagenic potential in multiple Salmonella typhimurium and Escherichia coli strains, both with and without metabolic activation. No increase in revertant colonies was observed at any dose, and no cytotoxicity or precipitation occurred. The assay controls were within expected parameters, confirming test validity. NMN demonstrated no mutagenic activity.

In Vitro Mammalian Chromosomal Aberration Test (Study No. B21920)

Using Chinese Hamster Lung cells, NMN was evaluated for its ability to induce structural or numerical chromosomal aberrations at concentrations up to 5,000 µg/mL. No statistically significant increases in chromosomal aberrations were detected under any test condition, with or without metabolic activation. Positive controls responded appropriately, validating the assay. NMN showed no clastogenic effects.

In Vivo Micronucleus Test (Study No. B21921)

Sprague-Dawley rats were orally dosed twice with NMN at 1,250, 2,500, and 5,000 mg/kg, and bone marrow cells were analyzed for micronucleus formation. No significant increases in micronucleated polychromatic erythrocytes were observed in treated groups compared to controls, while positive control animals exhibited the expected genotoxic response. No clinical or body weight effects were detected. NMN showed no in vivo genotoxicity.

The comprehensive nonclinical safety package for NMN demonstrates a high margin of safety with no evidence of acute, subchronic, or chronic toxicity at relevant dose levels. NMN exhibits no genotoxic or mutagenic potential in a battery of standard in vitro and in vivo assays. These results support the continued clinical development and commercialization of NMN as a safe and effective anti-aging therapeutic agent within Rokit America’s Reverse-Aging Platform.

Our Value

At ROKIT America, we believe that aging and chronic degeneration are not inevitable destinies, but solvable biological challenges. Our core value lies in revolutionizing human healthspan through science-driven, personalized, and regenerative solutions that fundamentally transform how people age, heal, and thrive.

We are a biomedical innovator committed to addressing the global crisis of aging and chronic illness. By integrating biotechnology, digital health, and AI, we deliver practical, high-impact platforms that empower both individuals and healthcare providers—improving lives today and building the foundation for a healthier, longer-lived future.

Our value is ultimately measured not just in growth, but in the dignity, vitality, and longevity we help restore.

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Our Marketing Strategy

Our marketing strategy for the Reverse Aging Platform (“RAP”) focuses on expanding distribution and ensuring consistent product availability. We plan to market RAP products, including NMN and other anti-aging supplements, primarily through established e-commerce channels and nutraceutical distributors in North America, Europe, and Asia. We intend to strengthen product credibility by emphasizing quality control, regulatory compliance, and scientific validation in our marketing. To reduce supply chain risks, we are diversifying raw material sourcing and reinforcing logistics management. This approach is designed to support steady growth of the RAP product line in the global nutraceutical market.

As described below in “Business – Our Material Agreements - Support Agreement,” we entered into the Sharing and Support Agreement with our parent company, ROKIT Healthcare, on February 28, 2020 and January 2, 2023.  Under the Support Agreements, the Company is obligated to reimburse ROKIT Healthcare for certain financial, legal, human resources, sales and marketing management services. For the years ended December 31, 2025 and December 31, 2024, the Company was invoiced for an aggregate of $XXX and $356,240, respectively, to ROKIT Healthcare pursuant to the Support Agreements.

Our RAP Business Growth Strategy

•	RAP is the Company’s current revenue-generating business, centered on NMN-based dietary supplements. The Company continues to improve product performance through advanced formulations, enhanced bioavailability, and diversified delivery formats.

•	We will leverage the intellectual property portfolio, validated clinical data, and established global distribution channels of our parent company, ROKIT Healthcare, while concurrently building our own R&D capabilities in the Americas to adapt core technologies, advance localized clinical programs, and support next-generation product development. This dual approach positions ROKIT America to accelerate market entry, strengthen regulatory positioning, and expand commercial operations across the Americas and other key international markets.

•	RAP is designed as a scalable longevity ecosystem, expanding beyond NMN-based supplements into proprietary formulations, telomere-targeted nutraceuticals, cosmeceuticals, and digital health solutions. Through this diversified pipeline, we aim to establish a comprehensive platform addressing multiple dimensions of aging and regenerative health.

•	RAP is expanding into proprietary telomere-supporting formulations, EpiTem-2 (a next-generation human skin model platform for non-animal testing and regenerative research), and photodynamic cosmetic applications such as Hypocrellin B-based hair removal solutions.

•	The global NMN market was valued at approximately USD $210.6 million in 2024 and is projected to grow to USD $428.1 million by 2031 (CAGR ~8.2%8). The broader anti-aging supplements market is projected to expand from USD $4.88 billion in 2025 to USD $9.79 billion by 2034.[9] These figures underscore the continued growth potential for RAP in preventive and longevity-focused consumer markets.

Future Product Development – Telomere Proprietary Formulation, EpiTem-2 and Photodynamic Cosmetics (HB-PDT Platform)

As described more fully below, the Company is currently developing two products under the RAP:  (1) a Telomere Proprietary Formulation, (2) a EpiTem-2 Creator Kit and (3) Photodynamic Cosmetics (HB-PDT Platform).

(1) Telomere Proprietary Formulation Technology

As part of the RAP, we are developing a proprietary telomere formulation that combines cycloastragenol, astragaloside IV, epigallocatechin gallate (EGCG), and vitamin C at an optimized ratio. This composition is designed to strengthen cellular antioxidant and anti-inflammatory defenses, producing synergistic effects beyond those of the individual ingredients. On September 30, 2025, the Company filed a U.S. patent application (U.S. Patent Application No. 19/345,992) covering this proprietary formulation, providing intellectual property protection to support future commercialization.

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8 Verified Market Research, Nicotinamide Mononucleotide (NMN) Market Size & Forecast 2024–2031, available at: https://www.verifiedmarketresearch.com/product/nicotinamide-mononucleotide-nmn-market/.

9 Precedence Research, Anti-Aging Supplements Market Size, Share, Report 2025–2034, available at: https://www.precedenceresearch.com/anti-aging-supplements-market.

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Preclinical Efficacy Studies

Our proprietary formulation has been evaluated in multiple in vitro assays, with the following key findings:

-	Cell Viability: No cytotoxicity observed across all tested ratios (1:1:1, 1:1:10, 1:1:30).

-	Reactive Oxygen Species (ROS) Assay: Significant reduction of intracellular ROS under induced oxidative stress; optimal activity achieved at a ratio of 1:1:10 (CAG:AS-IV:EGCG). Strong antioxidant effects were confirmed even in the absence of vitamin C supplementation.

-	Anti-Inflammatory Effect (NO Production): Substantial suppression of nitric oxide (NO) production in inflammation models, demonstrating superior anti-inflammatory activity compared to individual compounds.

[Figure: Efficacy Validation Studies of the Proprietary Formulation: (1) Cell Viability (2) ROS Assay, and (3) NO Production

(1) Cell Viability

-   Objective: To evaluate the cytotoxicity of the proprietary formulation.

-   Model: In vitro cell viability assay.

-   Measurement: Cell survival rate.

-  Findings: Across all test groups (CAG, AS-IV, EGCG individually and the composite formulations at 1:1:1, 1:1:10, 1:1:30), no cytotoxicity was observed.

(2) Reactive Oxygen Species (ROS) Assay

-   Objective: To confirm the antioxidant efficacy of the formulation under Vitamin C–deficient conditions.

-    Model: NDFB cells under induced oxidative stress.

-    Measurement: Intracellular ROS levels.

-    Findings: Optimal ratio determined as CAG:AS-IV:EGCG = 1:1:10 (10 mg : 10 mg : 100 mg).

-    Result: Strong antioxidant activity observed even without Vitamin C supplementation.

(3) Anti-Inflammatory Effect (NO Production)

-   Objective: To assess the anti-inflammatory effect of the formulation.

-   Model: LPS-induced inflammation in cultured cells.

-   Measurement: Production of the inflammatory marker Nitric Oxide (NO).

Findings: The proprietary formulation significantly suppressed NO production, demonstrating stronger efficacy compared to individual compounds.

Commercial Applications

The formulation uses natural-origin ingredients with favorable safety profiles, enabling the development of dietary supplements in tablets, capsules, powders, and functional beverages. This versatility supports scalable entry into the global nutraceutical market, where demand for science-driven anti-aging solutions is expanding rapidly.

Intellectual Property

To secure exclusivity, on September 30, 2025, we filed a U.S. patent application (U.S. Patent Application No. 19/345,992) covering a proprietary dietary composition designed to improve antioxidant and anti-inflammatory efficacy through optimized combinations of cycloastragenol, astragaloside IV, and EGCG. If granted, this intellectual property will reinforce the defensibility of our Reverse-Aging Platform and strengthen our competitive position in the global market.

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(2) EpiTem-2

EpiTem-2 is a next-generation human skin model platform designed for non-animal testing and regenerative research. Built through 3D bioprinting of cells and biomaterials in layered structures, EpiTem-2 replicates the native architecture of both the epidermis and dermis. The initial product line will include two models: (1) Epidermal Model and (2) Full-Thickness Model (Epidermis + Dermis).  We plan to expand the use of EpiTem-2 for specialized models including melanin-containing, psoriasis, and atopic dermatitis variants.

EpiTem-2 Product Features

EpiTem-2 is manufactured through advanced 3D bioprinting technology. The current production process utilizes the 3D bioprinter named ‘Dr. INVIVO 4D2,’ which enables single-insert manufacturing. To enhance scalability, we are developing the next-generation 3D bioprinter named ‘Dr.INVIVO 4D6, which will allow the simultaneous production of up to twelve inserts, significantly improving throughput and cost efficiency.

As a non-animal testing platform, EpiTem-2 is being developed to align with the FDA’s New Approach Methods (NAMs) framework as well as international regulations that restrict or prohibit animal testing in cosmetics, including those in the European Union and the United States. This makes the platform particularly relevant for cosmetic ingredient development, pharmaceutical research, and broader dermatological applications.

EpiTem-2 has also been designed for compatibility with internationally recognized OECD test guidelines. Specifically, the system supports TG439 (skin irritation) and TG431 (skin corrosion). While the epidermal model already satisfies partial validation requirements, the full-thickness model is currently undergoing additional validation to achieve full regulatory alignment.

Commercialization Roadmap

Short-Term (Finished Product Sales) : In the short term, EpiTem-2 will be commercialized as a finished research-use product. Due to its limited shelf life of approximately one week, distribution will initially be conducted directly within Korea. Each production and testing cycle requires three to four weeks per batch, and the product is supplied in 12-insert plates for immediate use in research laboratories.

[Figure: EpiTem-2 finished product appearance, cell culture medium, insert top view, insert side view (from left)

Mid-to-Long-Term (Printer & Kit Sales): In the mid-to-long term, the Company is developing the EpiTem-2 Creator Kit, which includes a specialized 3D bioprinter and consumables. This kit is expected to allow on-site production by research institutions, thereby reducing inventory risks and enabling scalable international distribution.

[Figure: EpiTem-2 Creator kit]

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EpiTem-2 Launch Timeline

We expect to launch epidermal and full-thickness finished models in December 2025. By that time, we anticipate generating OECD TG431/439 supportive data for the full-thickness model and completing histological validation of the printed constructs.  Furthermore, we expect to launch the EpiTem-2 Creator Kit in March 2026, following additional validation by June 2026.

Target Market and Sales Strategy for EpiTem-2

EpiTem-2 is primarily targeted at research institutions and contract research organizations (CROs). In the United States, prospective customers include cosmetic R&D companies, universities, pharmaceutical research groups, and CROs engaged in preclinical development. The global pharmaceutical CRO services market alone is projected to reach approximately USD $36.7 billion in 202510, underscoring the significant potential for adoption of validated human skin models such as EpiTem-2 in research and testing applications.

EpiTem-2 Creator Kit Global Market

Beyond finished products, the EpiTem-2 Creator Kit is positioned for launch in major international life science markets, with the United States and other global regions identified as strategic priorities. These geographies represent the most active markets for in vitro toxicology testing and reconstructed skin models, driven by stricter regulations on animal testing and a growing demand for scientifically validated alternatives. In 2024, the global in vitro toxicology testing market was valued at approximately USD $34.5 billion and is projected to reach nearly USD $99.8 billion by 2034, reflecting a CAGR of ~11.2%.11 Within this market, the reconstructed skin model (RhE/full-thickness equivalents) segment was valued at USD $35–50 million in 2024 and is expected to grow to approximately USD $84 million by 2030. In the United States alone, the in vitro toxicology market was estimated at USD $5 billion in 2024, with projections of reaching USD $13.5 billion by 2034.12

EpiTem-2 Sales Strategy

The Company plans to commercialize EpiTem-2 through direct B2B sales to research institutions, supported by distribution partnerships and targeted digital outreach. To encourage early adoption, research-use-only versions will be provided on a pilot basis for verified institutions.

Universities, hospitals, and research institutes are expected to be early adopters, particularly in regenerative research and drug discovery. Government projects may also integrate the platform for technical demonstrations, while smaller cosmetics brands and start-ups may use it for preliminary testing and proof-of-concept studies before advancing to formal regulatory pathways.

Our action plan includes expanding applications across cosmetics, pharmaceuticals, and medical devices, securing dedicated distribution channels, and pursuing OECD TG certification to achieve global regulatory recognition.

EpiTem-2 Strategic Outlook

EpiTem-2 positions the artificial skin platform to meet the accelerating global demand for validated, animal-free alternatives in cosmetic and pharmaceutical testing. With near-term revenues driven by finished product sales and long-term scalability supported by Creator Kit deployment, the platform is expected to generate sustainable growth while aligning with evolving regulatory and ethical standards in the global market.

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10 Precedence Research / Towards Healthcare, Pharma Contract Research Organization (CRO) Services Market to Cross USD $36.66 Billion in 2025, Expanding at a CAGR of 10.04%, GlobeNewswire (July 18, 2025), available at: https://www.globenewswire.com/news-release/2025/07/18/3117983/0/en/Pharma-Contract-Research-Organization-CRO-Services-Market-to-Cross-USD-36-66-Billion-in-2025-Expanding-at-a-CAGR-of-10-04.html.

11 Statifacts, In-vitro Toxicology Testing Market Statistics 2025–2034 (2024 base year valuation ~USD $34.5B; 2034 projection ~USD $99.8B; CAGR ~11.2%), available at: https://www.statifacts.com/outlook/in-vitro-toxicology-testing-market.

12 Fortune Business Insights, Reconstructed Skin Models Market Report (USD $32.6M in 2022; USD $84.1M by 2030, CAGR ~13%), available at: https://www.fortunebusinessinsights.com/reconstructed-skin-models-market-108965; Precedence Research, U.S. In-Vitro Toxicology Testing Market Size Report (USD $4.99B in 2024; USD $13.47B by 2034; CAGR ~10.6%), available at: https://www.precedenceresearch.com/in-vitro-toxicology-testing-market.

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(3) Photodynamic Cosmetics (HB-PDT Platform)

HB-PDT Platform Technology Overview

The HB-PDT platform applies photodynamic therapy (PDT), an established therapeutic modality, to the aesthetic and beauty sector. PDT employs photosensitizers that selectively accumulate in target cells and generate reactive oxygen species (ROS) when exposed to light, resulting in cytotoxic effects. Our development program focuses on Hypocrellin B (HB), a natural perylenequinone pigment derived from Hypocrella bambusae or Shiraia bambusicola. HB has demonstrated efficient ROS production upon irradiation and shows strong potential as a cosmetic hair removal agent by selectively eliminating follicular cells while sparing surrounding tissue.

[Figure: Illustration of Photodynamic Therapy (PDT). Administration of photosensitizer → Accumulation in target cells → Light irradiation → ROS generation → Cytotoxicity → Cell death]

HB-PDT Platform Mechanism of Action

When applied topically or delivered locally, HB accumulates in follicular structures. Following light activation, ROS are generated at the follicle site, inducing apoptosis or necrosis of follicular cells. This mechanism, originally validated in oncology-based PDT, has been adapted for cosmetic dermatology as a non-invasive, science-driven solution for long-term hair removal.

HB-PDT Platform Development Roadmap and Milestones

The HB-PDT platform is progressing along a defined development and regulatory pathway. In the near future, we expect to complete in vitro validation studies to confirm the selectivity of Hypocrellin B (HB) and establish baseline safety. Building on these results, we plan to initiate early-phase clinical trials between 2026 and 2027 in target cosmetic indications.

From a regulatory perspective, the first step toward market entry will involve securing International Nomenclature Cosmetic Ingredient (INCI) registration, followed by safety submissions to regulatory agencies such as the FDA, the EU EMA/SCCS, and the Korean MFDS.

Commercialization is expected to begin with an initial roll-out through premium dermatology and aesthetic clinics. Over time, we intend to expand into consumer markets by introducing home-use PDT cosmetic kits that combine topical formulations with light-delivery devices, creating broader accessibility and long-term growth potential.

Target Geographies, Markets, and Customers for the HB-PDT Platform

The HB-PDT platform will initially target South Korea, Asia-Pacific (including China and Japan), and North America (United States and Canada) as primary launch regions. The platform is positioned for the global beauty and aesthetics sector, with a particular emphasis on hair-removal cosmetics. Early adoption is expected among young adult consumers in their 20s and 30s, including women seeking solutions for arms and legs and men seeking non-invasive options for facial hair. In addition, the product is expected to resonate strongly with the K-Beauty consumer base, where demand is high for eco-friendly, non-invasive, and scientifically validated cosmetic solutions.

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HB-PDT Platform Regulatory and Intellectual Property Considerations

Currently, HB is not approved as a cosmetic or pharmaceutical ingredient. While small-scale use of Hypocrella bambusae extracts exist in traditional medicine, isolated HB remains in early development (e.g., Quest Pharmatech’s SL-017). Quest PharmaTech’s SL-017, a derivative of HB with a nearly identical structure and comparable biological activity, represents the most notable precedent.

Clinical findings for SL-017 were primarily disclosed through public press releases in the mid-to-late 2000s. In June 2006, Quest PharmaTech announced Phase I results for cosmetic hair removal (BioSpace, June 20, 200613), reporting follicular localization of SL-017 without adverse effects, and relatively low epidermal fluorescence that suggested a reduced risk of surface damage compared to conventional topical PDT agents. In 2008, Quest PharmaTech announced additional Phase I results in Canada for actinic keratosis (BioSpace, 200814), confirming that a 2% topical formulation combined with 20 J/cm² light activation produced expected PDT outcomes without local or systemic safety concerns. No further official clinical updates have been provided since these early trials.

Our intended approach differs in both concentration and application setting. We plan to incorporate HB into cosmetic formulations at concentrations lower than those previously used in photodynamic therapy studies. To reduce the risk of phototoxicity from high-intensity artificial light, our formulations will be designed for use under natural light exposure, such as sunlight or low-intensity indoor fluorescent lighting under normal daily conditions. In addition, antioxidants will be included to protect non-follicular skin cells from oxidative damage, thereby enabling selective activity at the hair follicle level while maintaining overall skin safety.

HB-PDT Platform Strategic Outlook

The HB-PDT program is positioned as a pipeline expansion within the Reverse-Aging Platform. While the scientific rationale and early data are strong, commercialization will require a regulatory pathway. The regulatory process will begin with INCI (International Nomenclature Cosmetic Ingredient) registration with the Personal Care Products Council (PCPC), followed by safety submissions to regulatory agencies across key jurisdictions, including:

1.	United States: INCI registration via PCPC. The FDA does not operate a pre-market approval system for cosmetics; however, safety substantiation remains the responsibility of the Company.
2.	European Union: Ingredient listing in the CosIng (Cosmetic Ingredient Database) and disclosure through the Cosmetic Products Notification Portal (CPNP) during product registration. Products must comply with Annex II/III of the EU Cosmetics Regulation regarding prohibited or restricted substances.
3.	Canada: INCI name must be used, compliance with the Health Canada Hotlist must be ensured, and a Cosmetic Notification Form (CNF) must be submitted prior to marketing.
4.	Brazil (ANVISA): Safety review of cosmetic raw materials is required, along with compliance with prohibited/restricted lists. Registration relies on INCI nomenclature.
5.	South Korea: While no independent raw material registration system exists, functional cosmetics require MFDS evaluation. Non-notified functional ingredients are subject to separate review.
6.	Japan: INCI registration plus listing in the Japanese Cosmetic Ingredient Dictionary (JSCI). Compliance with Ministry of Health, Labour and Welfare (MHLW) regulations, including prohibited/restricted lists, is required.

We will also pursue a comprehensive patent strategy and freedom-to-operate analysis to ensure protection of our innovations and to mitigate potential IP risks. If successful, the HB-PDT platform could extend beyond hair removal to applications in skin rejuvenation and pigmentation control, opening access to multiple high-demand beauty categories worldwide.

Our Organ Regeneration Platform (ORP)

ORP Products

As a long-term growth driver, the Company is also strategically preparing to enter the Organ Regeneration Platform (ORP) business. Developed by its parent company, ROKIT Healthcare, this platform utilizes what we believe to be the world’s first AI-based, 3D bioprinting-based regenerative organ technology. As of August 27, 2025, the Company has secured exclusive rights to operate the ORP business in the Americas, and related intellectual property for the Americas, which includes all countries and territories in South America and North America. This provides a foundation for entering the regenerative medicine market, including applications in skin, cartilage and kidney regeneration.

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13 Quest PharmaTech Inc., Quest PharmaTech Inc. Announces Positive Phase I Clinical Trial Results For Cosmetic Hair Removal Application, BioSpace (June 20, 2006), available at https://www.biospace.com/quest-pharmatech-inc-announces-positive-phase-i-clinical-trial-results-for-cosmetic-hair-removal-application.

14 Quest PharmaTech Inc., Quest PharmaTech Inc. Announces Positive Results from Phase I Clinical Trial of its Photodynamic Therapy for Actinic Keratosis (TSX Venture: QPT), BioSpace (June 2, 2008), available at: https://www.biospace.com/quest-pharmatech-inc-announces-positive-results-from-phase-i-clinical-trial-of-its-photodynamic-therapy-for-actinic-keratosis-tsx-venture-qpt.

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Through this dual-track strategy, ROKIT America is solidifying its position in the bio-healthcare industry—securing a strong revenue base through the Reverse Aging Platform while actively preparing for expansion into the high-value field of regenerative medicine through the deployment of our Organ Regeneration Platform.

We believe our ORP will deliver a full spectrum of next-generation regenerative medicine solutions to the Americas, leveraging the proprietary technology, clinical data, and commercial strategies developed by ROKIT Healthcare derived from the License Agreement and the Company’s own commercial and regulatory initiatives as licensee and operator in the Americas. We believe ROKIT America will lead the expansion of a platform-based regenerative approach in the Americas that is reshaping the treatment paradigm for age-related degeneration and chronic conditions. From hyper-personalized skin regeneration, cartilage regeneration and kidney regeneration, each platform is underpinned by robust clinical evidence, advanced bioengineering, and global IP strategies.

We did not generate any revenue from our ORP business during the fiscal year ended December 31, 2024.

The ORP is subdivided into three disease-specific applications:

i.	Skin Regeneration Platform: for the treatment of chronic, non-healing wounds such as diabetic foot ulcers, burns, and skin cancer resections;
ii.	Cartilage Regeneration Platform: for the treatment of osteoarthritis; and
iii.	Kidney Regeneration Platform: for the treatment of chronic kidney disease.

Skin Regeneration Platform

At its core, our Skin Regeneration Platform is an AI-powered system capable of generating a customized 3D regenerative patch with a single scan and minimal user input. Using a clinician-operated interface, wounds are rapidly assessed through depth-sensing technology and transformed into high-precision 3D models in real-time. The Human-AI Interface (HAI) ensures seamless integration between diagnostics and treatment, allowing practitioners to deliver site-specific patches in a matter of minutes. This automated, patient-specific approach has demonstrated remarkable clinical efficacy, with healing times more than twice as fast as conventional methods and with no observed side effects such as immune rejection or pigmentation. Clinical trials across the U.S. and other countries have validated its applicability across a wide range of dermatological indications, including diabetic foot ulcers, burns, dermatitis and non-melanoma skin cancer (NMSC). The ability to deliver rapid, precise, and safe treatments in outpatient settings positions the skin regeneration platform as both clinically impactful and commercially scalable.

Skin Regeneration Platform Development Strategy and Clinical Roadmap

Unmet Need in Chronic and Acute Skin Disorders

Chronic wounds, including diabetic foot ulcers, burns, and non-melanoma skin cancer (NMSC) resections, represent a growing medical and economic burden across the Americas. These conditions are often difficult to heal and present ongoing challenges such as infection, slow recovery, and recurrence. Current treatment options are frequently slow, costly, and limited in effectiveness, creating a significant unmet need for rapid, personalized, and cost-effective solutions that can improve healing outcomes and reduce long-term healthcare costs.

Market Opportunity in the Americas

1.	The wound care market in the Americas remains a substantial commercial opportunity driven by the high prevalence of chronic diseases and an aging population.
2.	In Latin America, the advanced wound care market is estimated at approximately USD $312.8 million in 2025, and is forecasted to grow to USD $498.2 million by 2030, with a CAGR of ~9.8%.[15]
3.	The broader U.S. wound care market was valued at approximately USD $8.63 billion in 2023, with expectations to reach USD $11.43 billion by 2030 under current growth trends.[16]
4.	Key growth drivers include increasing rates of diabetes, obesity, chronic diseases, trauma-related injuries, technological innovation in wound care, and expanding healthcare infrastructure.

These figures underscore the demand for next-generation regenerative solutions that can be integrated into existing healthcare systems while addressing large, underserved patient populations.

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15 MarketsandMarkets, Latin America Advanced Wound Care Market by Type, Application, End User – Global Forecast to 2030, published 2024, available at: https://www.marketsandmarkets.com/PressReleases/latin-america-advanced-wound-care.asp.

16 Grand View Research, United States Wound Care Market Size & Share Report, 2023–2030, available at: https://www.grandviewresearch.com/horizon/outlook/wound-care-market/united-states.

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Regulatory and Clinical Development Pathway

The Skin Regeneration Platform has achieved regulatory clearance in multiple jurisdictions in the Americas:

1.

United States: FDA Class I registration for Dr. INVIVO, Dr. INVIVO Scaffold Kit, and AiD Regen software (2021–2022). Commercial feasibility has been demonstrated in partnership with Tides Medical, validating U.S. market readiness. Going forward, ROKIT America will directly lead further submissions, clinical programs, and expansion into additional indications.

2.	Brazil: ANVISA Class II system registration (2022), establishing market entry under the Cadastro pathway.
3.	Paraguay: Class II system registration (2022) approved by DNVS, supporting importation and distribution.
4.	Mexico and Colombia: Regulatory submissions are ongoing, with commercialization expected to follow approvals.

Clinical studies are being prepared in the U.S. and Latin America to generate data on efficacy, safety, and cost-effectiveness, with diabetic foot ulcers and skin cancer resections as initial priority indications.

Strategic Approach

ROKIT America’s strategy for the Skin Regeneration Platform emphasizes:

1.	Expanding clinical validation across high-burden indications such as diabetic foot ulcers, burns, dermatitis, and NMSC resections.
2.	Transitioning from feasibility to commercialization, leveraging prior approvals and proof-of-concept studies to accelerate adoption.
3.	Building distribution networks in the Americas, with a focus on the U.S., Brazil, Mexico, and Paraguay as initial anchor markets.
4.	Positioning the platform as a scalable regenerative therapy that combines AI-driven precision with clinically validated outcomes.

Strategic Outlook

With regulatory approvals already secured in key jurisdictions and additional submissions in progress, we believe the Skin Regeneration Platform is positioned for progressive adoption across the Americas. By integrating regulatory clearance, regional distribution, and robust clinical development, the Company aims to establish the platform as a standard-of-care alternative in advanced wound management and dermatological reconstruction.

Cartilage Regeneration Platform

Our Cartilage Regeneration Platform employs Lyophilized Costal Cartilage Matrix (LCCM), a proprietary material derived from freeze-dried rib cartilage, to induce hyaline cartilage regeneration. This technology facilitates endogenous repair through a single treatment, eliminating the need for synthetic implants or multiple interventions. The use of autologous tissue ensures immune compatibility, making it suitable for patients regardless of age or severity of cartilage damage. Ongoing global clinical trials being conducted by Rokit Healthcare including collaborative research with Massachusetts General Hospital (MGH) in the United States, are further substantiating the safety and efficacy of this platform. The model is designed to address a significant unmet need in orthopedic and sports medicine markets, offering a biologically superior and economically viable alternative to current standards of care.

The Company intends to utilize the FDA’s Expanded Access Program (“EAP”) as a proof-of-concept clinical pathway for both the Cartilage and Kidney Regeneration Platforms. Through the EAP, the Company aims to initiate early-stage clinical use in the United States that will not only provide compassionate treatment opportunities for patients but also generate supplemental safety and performance data. While ROKIT Healthcare has a plan to obtain the approvals from certain regulatory bodies in the Americas including the U.S. as the global clinical trials continue, ROKIT America will jointly coordinate and, in the Americas, act as lead sponsor where appropriate, ensuring regulatory and clinical strategy execution under its oversight. The Company views the EAP as a defined pathway toward submitting an IND (Investigational New Drug) application for pivotal trials, with a clear transition into the appropriate regulatory framework for either a biological product or a medical device.

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Cartilage Regeneration Platform Development Strategy and Clinical Roadmap

ROKIT Healthcare is finalizing plans to initiate its global multicenter pivotal clinical program in November 2025 for the Cartilage Regeneration Platform (CRP). This program is designed to address patients with Kellgren–Lawrence (KL) grade 2–3 osteoarthritis and will compare outcomes of microfracture alone versus microfracture combined with nanofat-based CRP. Trials are being prepared across Korea, the United States, Paraguay, Peru, and Egypt, with endpoints including MRI-based MOCART scoring and functional and patient-reported outcomes such as KOOS, WOMAC, IKDC, VAS, and ICRS II histology. Within the Americas, ROKIT America will assume primary responsibility for clinical trial management, regulatory engagement, and investigator site relations, reinforcing its role as the regional hub for execution and compliance.

Osteoarthritis remains a major global health challenge, affecting more than 595 million people worldwide as of 2025.17 Current treatment options, such as joint injections and prosthetic replacement, primarily alleviate symptoms without restoring cartilage function, leaving a significant unmet need for regenerative solutions. The global cartilage repair market is estimated at USD $5.98 billion in 2024, with a forecasted CAGR of ~5.1% from 2025 to 2030, expected to reach USD $8.04 billion by 2030.18 In North America, the cartilage repair market generated approximately USD $2,152.9 million in 2023, and is projected to grow at a CAGR of about 5.2% from 2024 to 2030, reaching roughly USD $3,074.9 million by 2030.19

Dual-Track U.S. Development Strategy

The U.S. development pathway for the Cartilage Regeneration Platform (CRP) is being advanced through a dual-track strategy:

•	MA-ECM (Nanofat-based ECM): -MA-ECM will be introduced under the FDA’s Expanded Access Program (EAP), allowing early compassionate use while serving as a bridge to a formal Investigational Device Exemption (IDE) pivotal study. The EAP pathway is expected to generate preliminary safety and efficacy signals, facilitate engagement with key opinion leaders (KOLs), and support early clinical adoption in the U.S.

•	LCCM (Lyophilized Costal Cartilage Matrix Powder): LCCM is designed as a standardized, off-the-shelf scaffold product that will pursue the FDA Class II/III medical device pathway (510(k)/De Novo → PMA). This regulatory strategy enhances scalability and reimbursement potential and is intended to serve as the foundation for future hybrid therapies combining MA-ECM with LCCM.

Development Roadmap (2025–2030)

•	2025 (November): Planned initiation of the global pivotal trial; commencement of EAP in the U.S. for initial osteoarthritis cases; initiation of LCCM preclinical studies (toxicology and biocompatibility); site feasibility and KOL network development.

•	2026: Ongoing enrollment in the global trial with interim safety reports; expansion of EAP cohorts in the U.S.; finalization of the MA-ECM pivotal IDE protocol with the FDA; completion of LCCM preclinical studies and preparation of IDE submission.

•	2027: Interim efficacy analysis from the global trial (MRI, KOOS, WOMAC); initiation of MA-ECM pivotal IDE trial in the U.S. (multi-center RCT targeting KL grade 2–4 osteoarthritis); first-in-human IDE trial for LCCM.

•	2028: Completion of global trial follow-up and preparation of multinational regulatory dossiers; continuation of MA-ECM pivotal trial with interim analyses; expansion of the LCCM IDE trial across additional sites; initiation of reimbursement discussions with payers.

•	2029: Anticipated FDA clearance/approval for LCCM under the 510(k)/De Novo pathway; continued progression of the MA-ECM pivotal trial toward completion; initiation of hybrid therapy planning (MA-ECM + LCCM).

•	2030: Submission of MA-ECM for FDA review; advancement of hybrid therapy into clinical planning; preparation for commercial rollout supported by payer engagement and reimbursement positioning.

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17 Helmholtz Munich. (2025, April 9). Osteoarthritis: Largest genome-wide association study uncovers drug targets and therapy opportunities, available at: https://www.sciencedaily.com/releases/2025/04/250409114651.htm.

18 Grand View Research, Cartilage Repair Market Size & Trends Analysis Report 2025-2030, available at: https://www.grandviewresearch.com/industry-analysis/cartilage-repair-regeneration-market.

19 Grand View Research, North America Cartilage Repair Market Size & Outlook, 2030, available at https://www.grandviewresearch.com/horizon/outlook/cartilage-repair-market/north-america.

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Strategic Outlook

ROKIT America will lead the regulatory, clinical, and commercial execution of the Cartilage Regeneration Platform in the Americas. By leveraging global trial data while managing U.S. programs directly, the Company seeks to accelerate adoption through the FDA’s EAP pathway and subsequent device approvals. By 2030, ROKIT America aims to secure FDA clearance for LCCM, complete pivotal development for MA-ECM, and advance hybrid therapy programs. In parallel, the Company may evaluate licensing and partnership opportunities to diversify revenue channels and maximize the commercial potential of the Cartilage Regeneration Platform.

Kidney Regeneration Platform

In the field of nephrology, ROKIT America’s kidney regeneration platform represents a significant advancement in treating chronic kidney conditions. The platform produces an omentum patch derived from the patient’s own tissue. Unlike conventional approaches, our solution allows the entire process—tissue extraction, patch fabrication, and implantation—to be completed seamlessly within the operating room. This one-stop workflow ensures sterility, efficiency, and speed, while significantly reducing logistical complexity and establishing a new standard of patient-tailored kidney regeneration therapy.

This technology is protected and maintained as proprietary know-how and provides a customized organ therapy composition by combining autologous or allogeneic micronized omentum tissue with a biocompatible adhesive. The hardened composition can also be formed into organ therapy patches in various shapes, with stiffness adjustable from 0.5 to 12 kPa to match the mechanical environment of specific organs.

Kidney Regeneration Platform Development Strategy and Clinical Roadmap

Unmet Need in ESRD

End-Stage Renal Disease (ESRD) affects millions of patients worldwide who rely almost exclusively on dialysis or kidney transplantation. Current modalities primarily extend survival but do not restore renal function or address underlying comorbidities. There remains a significant unmet need for therapies that provide functional recovery and long-term quality-of-life improvements.

Market Opportunity

The global ESRD market is projected to reach approximately USD $479.4 billion by 2034 (Precedence Research, 2024). Within this growing market, regenerative, patient-specific therapies represent a significant opportunity to complement existing dialysis-based treatment models and expand into earlier stages of chronic kidney disease.

Strategic Approach

The Kidney Regeneration Platform is designed as a complementary therapy that integrates with existing dialysis and nephrology care systems. The strategy emphasizes:

•	Leveraging established global distribution networks to accelerate adoption in key markets.
•	Collaborating with leading MedTech and nephrology partners to integrate regenerative approaches alongside dialysis.
•	Positioning regenerative therapy as an adjunctive solution that reduces long-term dependency on dialysis while lowering overall healthcare costs.

Clinical Development and Regulatory Pathway

Preclinical and early-stage development is advancing through collaborations with leading nephrology experts and institutions, including anticipated clinical research partnerships in the United States. Initial trials are planned to begin in late 2025 or early 2026, starting with small patient cohorts to establish safety and feasibility.

The Company intends to utilize the FDA’s Expanded Access Program (“EAP”) as an initial proof-of-concept pathway, enabling early clinical use that will not only provide compassionate treatment opportunities for patients but also generate supplemental safety and performance data. Following successful EAP outcomes, the Company expects to initiate IND pivotal trials and may pursue licensing or out-licensing opportunities to accelerate revenue generation and global expansion.

In Korea, the program has been supported under national multi-ministry initiatives, with preclinical data and regulatory reviews forming the foundation for human trials. Similar frameworks are being prepared for international clinical programs to ensure alignment with both FDA and CE standards.

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Academic and Clinical Collaborations

Engagement with key opinion leaders is central to development strategy. Collaborative research is in preparation with Dr. Joseph V. Bonventre, Professor of Medicine at Harvard Medical School and a recognized authority in renal medicine at Massachusetts General Hospital (MGH). Preclinical studies in ESRD models are expected to generate safety and efficacy data to support first-in-human studies.

Strategic Outlook

 ROKIT America will lead the clinical, regulatory, and commercialization strategy for the Kidney Regeneration Platform in the Americas. By leveraging global trial data while managing U.S. programs directly, the Company seeks to accelerate adoption through the FDA’s EAP pathway, followed by IND pivotal trials and eventual regulatory approvals. In parallel, the Company may evaluate licensing and partnership opportunities to diversify revenue channels and maximize the commercial potential of the Kidney Regeneration Platform.

Collectively, the Skin Regeneration Platform, Cartilage Regeneration Platform and Skin Regeneration Platform support the Company’s unique “Just-in-Time Surgery” model, an approach that delivers patient-specific regenerative solutions directly at the point of care, without reliance on centralized manufacturing, which will enable hospitals to provide highly personalized regenerative care without the logistical burden of centralized manufacturing. This decentralized, point-of-care system not only enhances treatment outcomes but also drastically reduces procedural costs, with the potential to eliminate over 50% of intermediary pharmaceutical margins. By minimizing hospitalization and surgical complexity, this platform model supports broader accessibility and operational efficiency in both public and private healthcare systems.

The scientific foundation of our Organ Regeneration Platform is well established, with over eleven (11) peer-reviewed publications confirming the safety and efficacy of the technologies across various therapeutic areas. With a targeted success rate exceeding 82% and supported by outpatient care models that eliminate the need for hospitalization or immunosuppressants, the Company’s platform approach offers a powerful, scalable, and clinically validated alternative to conventional chronic disease management.

Regulatory Approvals

The following is the regulatory approval status and insurance coverage status in Americas of the products in our Organ Regeneration Platform:

Countries with Completed Regulatory Approval or Market Access

No.	Country/ Region	Products			Effective Period	Regulatory Authority
		‘KIT’	3D Bioprinter	AI App
1	United States	Class I	Class I	Class I	Annual renewal (2025 registration completed)	FDA
2	Brazil	System Class II		Non-Medical Device (“Non-MD”)	May 6, 2022 - No expiry (Cadastro system)	ANVISA
3	Paraguay	System Class II		Non-MD	Nov 2, 2022 - Nov 2, 2027	DNVS, MSPBS
4	Chile	Non-MD	Non-MD	Non-MD	N/A	n/a
5	Argentina	Non-MD	Non-MD	Non-MD	N/A	n/a
6	Peru	Class II	Cass II	Class I	KIT: Sep 23, 2024 - Sep 16, 2029 3D Bioprinter: Jun 4, 2024 - Jun 3, 2029 AI App: Mar 3, 2025 - Feb 28, 2030	DIGEMID

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Countries with Ongoing Regulatory Submissions

No	Country/Region	Products			Effective Period	Authority / Mark
		KIT	3D Bioprinter	AI App
1	Mexico	Class IIa	Cass I	Class I	Registration in progress	COFEPRIS (Federal Commission for Protection against Sanitary Risk)
2	Colombia	Class IIa	Cass I	Class I	Registration in progress	INVIMA (National Food and Drug Surveillance Institute)
3	Uruguay	Class IIa	Cass I	Non-MD	Registration in progress	DNVS (Dirección Nacional de Vigilancia Sanitaria), under MSP (Ministry of Public Health)

Insurance Coverage Status

No.	Country /Region	Status / Fee Level(1)	Status	Remark (Care Setting)
1	United States	~$900/ ~$4,550	Application pending / under review	Primary Care (1st tier); HOPD (Hospital Outpatient, 3rd tier)
2	Paraguay	~$2,400	Reimbursement approved	—
3	Argentina	~$2,800	Reimbursement approved	—
4	Chile	~$2,200	Reimbursement approved	—
5	Mexico	TBD	Regulatory approval in progress; insurance negotiations to follow	—
6	Colombia	TBD	Regulatory approval in progress; insurance negotiations to follow	—

(1) Figures represent internal estimates based on company data and ongoing insurer negotiations.

The 3D bioprinter “Dr. INVIVO” is marketed under the proprietary name “APLICOR 3D” in the U.S. ROKIT America may initially rely on ROKIT Healthcare for the supply of the Adinizer, which is manufactured by BSL. To reduce this dependency, ROKIT Healthcare has taken proactive steps to identify alternative adipose separation technologies in both Korea and the United States. In addition, ROKIT Healthcare has engaged in preliminary discussions with a biomedical company specializing in regenerative biomaterials for the potential co-development of a next-generation adipose separation device. Although a formal agreement has not yet been executed, these initiatives are expected to strengthen ROKIT America’s supply chain security, provide greater operational flexibility, and support long-term business continuity.

ROKIT America anticipates entering into distribution and partnership agreements in designated countries within the Americas. Such agreements will define the scope of importation, promotion, marketing, and distribution of our Skin Regeneration Platform in compliance with applicable local regulations.

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Under the expected contemplated structure, ROKIT Healthcare would serve as the legal manufacturer, leading product design, validation, regulatory filings and global sales. The prospective partner would be responsible for physical manufacturing, sterilization, packaging and providing quality data to support regulatory submissions. ROKIT Healthcare would retain exclusive global sales and distribution rights, including through ROKIT America. By advancing this initiative, ROKIT America seeks to secure a replacement solution under direct group control, thereby mitigating supply chain risks associated with the current reliance on BSL and enhancing long-term business continuity.

Please also see “If we are unable to obtain necessary licenses or sublicenses on commercially reasonable terms, including from BSL Co. Ltd to market or sell Adinizer, a core component of our Skin Regeneration Kit, our business could be adversely affected in the future” in the “Risk Factors” section herein.

As of the date of this prospectus, insurance claims for diabetic foot ulcer treatment at the physician office level have been approved and insurance claims at the hospital outpatient department level are in process of being approved. Regarding insurance claims in other countries, insurance claims for diabetic foot ulcer treatment in Argentina, Chile, and Paraguay have been approved and ROKIT Healthcare is currently in the process of obtaining insurance claim approvals in other countries within the Americas.

Transformative Shift in Chronic Disease Treatment

ROKIT America is driving a transformative shift in how chronic, degenerative diseases are treated in the Americas. Moving beyond conventional, symptom-based care models, our Organ Regeneration Platform introduces a curative AND precision-based approach powered by advanced biotechnologies. The platform is designed for use by healthcare providers in clinical settings and comprises a combination of AI-based medical software, 3D bioprinters, and the Dr. INVIVO AI Regen KIT—a sterile, single-use fat separator (hereafter referred to as the Single-Use-Kit, or SUK).

[Figure: Core Technologies and Business Domains]

Each application is tailored to address medical conditions with limited treatment options and high global prevalence—representing a potential addressable market of over 1.7 billion patients.20

Key differentiators from our competitors of the ORP include:

✓	Personalized tissue regeneration using autologous cells, eliminating the need for donor tissue or immunosuppressants;
✓	Intraoperative procedures completed in less than 30 minutes, without hospitalization or long recovery periods; and
✓	No adverse immune responses or side effects (as reported in preclinical or clinical trials)

Over the course of development, ROKIT Healthcare, the owner and licensor of this technology pursuant to the License Agreement, has conducted 14 preclinical and clinical studies across multiple countries, resulting in 11 peer-reviewed publications which validate the ORP’s safety and therapeutic efficacy. The Skin Regeneration Platform has already been exported to 12 countries across the U.S., the Middle East, South America, and Asia, supported by medical device certifications including certain FDA approvals.

This new model for treating chronic disease enables hospitals to deliver cost-effective, scalable, and personalized care while reducing the burden on healthcare systems and improving patient outcomes. It embodies a paradigm shift from disease management to regenerative intervention, reinforcing ROKIT America's position at the forefront of next-generation medical innovation.

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20 GBD 2021. (2023). Global burden of osteoarthritis, 2020. Lancet Rheumatology, , available at https://pubmed.ncbi.nlm.nih.gov/37675071/; GBD 2017. (2020). Global burden of chronic kidney disease, 2017. The Lancet, available at https://pubmed.ncbi.nlm.nih.gov/32061315/; International Diabetes Federation (2025). IDF Diabetes Atlas, 10th edition. Retrieved from https://diabetesatlas.org/.

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Clinically Adapted Platform for Advanced Therapeutic Use

The Organ Regeneration Platform is designed to overcome the limitations of conventional therapies for chronic conditions, particularly those characterized by complex pathophysiology and a lack of effective or direct treatment options. The platform facilitates the regeneration of damaged tissues through the application of autologous biological materials, delivered via a minimally invasive procedures that emphasize both safety and therapeutic efficacy.

Optimized for deployment across a range of clinical settings, including general hospitals and private practices, the platform comprises three integrated components: a medical-grade 3D bioprinter, an AI-enabled mobile application, and a SUK. For therapeutic use, both the bioprinter and the AI device must be installed and synchronized within the treatment environment, typically in an operating room or procedural suite. These components function as fixed medical equipment, while the SUKs are utilized for each individual procedure.

[Figure: Installation and Clinical Use of the Organ Regeneration Platform in a Hospital Operating Room: (a)SUK, (b) AI system, (c) 3D bioprinter]

[Figure: Packaging of Commercially Available SUK]

The 3D bioprinter has been re-engineered from foundational technologies to meet stringent medical standards (and regulatory compliance including FDA medical device requirements and ISO 13485 quality management standards), offering significant advancements over conventional bioprinters in terms of both functionality and clinical applicability. The AI system supports not only intra-procedural guidance but also broader clinical applications, including disease characterization, predictive analytics, and the delivery of precision data to healthcare professionals. This integration of bioprinting and AI enables real-time, patient-specific regenerative protocols tailored to distinct clinical indications. The platform’s architecture is closely aligned with clinical workflows and regulatory requirements, facilitating its adoption as a next-generation therapeutic solution within modern healthcare environments.

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Procedural Overview: Six-Step Clinical Workflow in Surgical Settings

The Organ Regeneration Platform supports a standardized clinical procedure designed to deliver personalized regenerative treatment within a typical surgical setting. Each procedure utilizes AI-assisted imaging, autologous tissue processing, and 3D bioprinting to produce and apply a regenerative patch directly to the affected area. The average procedure duration ranges from approximately 30 minutes to one hour, depending on the clinical indication and patient condition.

Using the skin regeneration protocol as an example—such as in the treatment of diabetic foot ulcers—the procedural workflow can be summarized in six key steps:

1)	Initial Imaging and Data Acquisition: The affected area is cleansed of contaminants, and a mobile application equipped with AI technology is used to capture high-resolution images of the wound.

2)	3D File Generation and Device Synchronization: The AI system automatically converts the image into a 3D model file (within approximately one minute), which is then transmitted via a cloud-based system to the 3D bioprinter through a secure Wi-Fi connection.

3)	Autologous Tissue Collection: Under local anesthesia, a small volume (10–20 ml) of adipose tissue is harvested from the patient’s abdominal region using a minimally invasive liposuction technique.

4)	Tissue Processing and Ink Preparation: The harvested tissue is processed using components from a SUK to create a bioink suitable for printing (approximately 5 minutes).

5)	Scaffold and Patch Fabrication: Following on-screen guidance from the bioprinter’s interface, the scaffold is printed (approximately 3 minutes), followed by the bioink application (approximately 5 minutes), resulting in a customized regenerative patch.

6)	Patch Application and Dressing: The cured patch is lifted using sterile forceps and applied directly to the wound site. It is then secured with a dressing to maintain placement and promote healing.

[Figure: From Left to Right, Key Steps 1 Through 6  for a Diabetic Foot Treatment Process Using the Skin Regeneration Platform]

Following the procedure, patients are typically discharged without hospitalization. Post-procedure care involves regular dressing changes based on the patient’s living environment and wound condition. Because the patch is derived from the patient’s own tissue, it demonstrates high engraftment potential and minimal risk of adverse reactions. Over a period of approximately two to four weeks, the patch is naturally absorbed, promoting granulation tissue formation and initiating epithelialization around the wound site.

Automated Patient-Specific Treatment Technology: 3D Bioprinter and Single-Use Kit

3D bioprinting technology enables the construction of three-dimensional biological structures by layering biocompatible or bio-derived materials. In the medical field, this approach has been widely studied for its potential to replicate human tissues and organs for use in regenerative therapies.

A key technology incorporated into the Organ Regeneration Platform under License Agreement is a desktop-type 3D bioprinter originally introduced under the model name Dr. INVIVO 4D2. Developed by ROKIT Healthcare in 2016, this device was the first to integrate a clean bench system within a chambered structure and features dual printing axes capable of producing both hard tissue scaffolds using polymer materials and soft tissue constructs using bioink. The system accommodates a broad range of bioink temperature profiles, includes a photo-curing mechanism for ink solidification, and is equipped with remote monitoring capabilities. Its high-temperature dispenser makes it suitable for advanced tissue engineering applications. The device has been distributed across multiple regions, including the United States and Europe, and has been referenced in numerous academic publications related to drug development and tissue regeneration.

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Historically, 3D bioprinters, such as Dr. INVIVO 4D2, are typically installed in laboratory or manufacturing environments and have focused on producing standardized outputs or pre-processed bioink materials, rather than enabling direct therapeutic use by medical professionals within hospital settings. They also require specialized software and technical expertise, limiting their accessibility to clinical personnel.

To address these gaps, a medical-grade version was developed by ROKIT Healthcare—the Dr. INVIVO 4D2D. The , the Dr. INVIVO 4D2D has been commercialized as a core component of the Organ Regeneration Platform and has undergone regulatory review and approval by the FDA and other regulatory parties for use as a medical device in the United States, Argentina, Brazil, Chile and Paraguay. It is now deployed in surgical environments, where it supports real-time, patient-specific regenerative procedures. We believe this advancement represents a significant milestone in the clinical application of 3D bioprinting, enabling healthcare providers to utilize the technology directly in therapeutic contexts.

Medical-Grade 3D Bioprinter: Dr. INVIVO 4D2D

The Dr. INVIVO 4D2D bioprinter is specifically designed for clinical deployment in hospital environments. Its compact form and integrated functionality allow for easy installation without the need for external software or auxiliary devices.

[Figure: Medical 3D Bioprinter-Dr. INVIVO 4D2]

A key feature of the system is its user-centric interface, which enables medical professionals to operate the device effectively following a brief training session regardless of their prior experience with 3D bioprinting. The bioprinter is equipped with an LCD touchscreen that provides step-by-step guidance throughout the printing process and interactive prompts and automated safeguards help prevent operational errors to ensure consistent and accurate fabrication of therapeutic patches.  We believe this level of accessibility and automation supports broader adoption of regenerative technologies in clinical settings and allows healthcare providers to deliver personalized treatments with minimal technical complexity and expertise.

Key Functional Features of the Dr. INVIVO 4D2D

Ten specialized features have been incorporated to meet the practical and regulatory demands of modern regenerative medicine. Collectively, these capabilities enable Dr. INVIVO 4D2D to operate as a globally deployable medical-grade 3D bioprinter, supporting real-time, patient-specific regenerative procedures in surgical environments:

1)	Auto-Leveling Mechanism: Precise alignment between the extrusion nozzle and the printing bed is critical to successful 3D bioprinting. Even a 10μm deviation can compromise output quality. To eliminate manual calibration challenges, and to make it more user friendly for medical staff, the device incorporates an automated leveling system.

2)	Bioink Dispenser2 Replacement and Volume-Controlled Output: To accommodate varying wound sizes, the system allows for the replacement of Dispenser2, which contains the bioink. When the bioink is depleted, the printer pauses and prompts the user via the LCD screen to replace the dispenser. The system detects the volume of bioink and ensures precise output, automatically terminating the process upon completion.

3)	Regenerative Patch Freezing Function: In regions where fibrin glue is restricted or cost-prohibitive, the device also offers a freezing function that preserves the printed patch at temperatures below -20°C, which maintains structural integrity for application without fibrin glue.

4)	Automated Filament Loading and Unloading: To prevent user errors during the 3D printing process, the printer automates both loading and unloading processes. This ensures stable printing and reduces the risk of equipment malfunction.

5)	Sterile, Disposable, Detachable Dispensers: Sterility is critical in medical devices. The printer uses detachable dispensers that separate the feeding and extrusion components, allowing for single-use sterilized operation. This design also includes a cutting function for troubleshooting.

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6)	Remote Firmware Update Management: Firmware updates are managed remotely via ROKIT Healthcare’s server, allowing for automatic deployment without requiring local IT support. This ensures timely updates and minimizes operational disruptions.

7)	Real-Time Printing Monitoring: The system supports remote monitoring of key printing stages, such as scaffold completion and bioink output, enabling efficient oversight regardless of geographic location.

8)	Print Process Log File Generation: To assist in troubleshooting, the printer generates detailed log files during each printing session. These logs can be reviewed by technical support teams to diagnose issues and provide corrective guidance.

9)	Compact Design Optimized for Surgical Rooms: The device’s compact footprint and mobility make it suitable for space-constrained surgical environments. It minimizes interference with clinical workflows while maintaining full functionality.

10)	User-Friendly LCD Touchscreen Interface: Designed for ease of use, the touchscreen interface guides users through each step of the printing process. Pop-up alerts help prevent errors, and real-time data—including filament length, bioink volume, print progress, and Wi-Fi strength—is displayed for comprehensive monitoring.

Component Configuration: 3D Bioprinter and Single-Use Kit

The medical-grade 3D bioprinter integrated into the Organ Regeneration Platform is designed to be used in conjunction with a proprietary SUK. This kit, licensed for use by the FDA in the United States and other regulatory parties in Argentina, Brazil, Chile, and Paraguay in clinical settings, enables healthcare professionals to easily assemble and disassemble the system without the need for specialized tools or software.

The SUK consists of eight core components, each essential to the bioprinting procedure. These include elements required for preparing bioink and executing the printing process. Among the key components is the Adipose Micronizer, which is used to filter and micronize adipose tissue harvested from the patient. The device employs four types of filters with varying pore sizes to remove fibrous material. It is designed to minimize tissue degradation and complies with medical device regulations by relying solely on manual manipulation.

Another critical component is medical-grade polycaprolactone (“PCL”), a synthetic polymer approved by the FDA for human use due to its biocompatibility, biodegradability, and bioresorbability. In the ORP, PCL is used to fabricate a scaffold that matches the size and shape of the wound site. This scaffold serves as a structural guide during the printing process. The PCL is melted and extruded using a dedicated Dispenser1, which is sterilized and intended for single use. Notably, the PCL scaffold is removed after the patch is fabricated and does not remain in a patient’s body.

To ensure proper usage and prevent misuse, each procedure is linked to a unique NFC tag embedded in the medical device kit. This tag is read by the 3D bioprinter and cross-referenced with patient-specific and indication-specific data provided by the AI system. If the NFC tag indicates that the kit has already been used or does not match the intended procedure, the printer will not initiate the process. This mechanism is designed to ensure that each kit is used only once per patient and that the procedure aligns with the approved treatment protocol.

Additionally, the AI system manages user access and logs all usage data, enabling remote monitoring and preventing unauthorized or inappropriate use of technology. This integrated approach supports safe, efficient, and standardized treatment delivery in compliance with clinical and regulatory standards.

User-Centric Precision Treatment Technology: AI-Driven Digital Integration

The AI technology integrated into the Organ Regeneration Platform, enables healthcare professionals to deliver highly personalized regenerative treatments with minimal manual input. Through a streamlined interface, clinicians can initiate and complete complex procedures using only a few guided interactions. The system provides real-time data on patient-specific variables such as the required volume of autologous tissue, bioink quantity, wound dimensions, and estimated printing time—allowing for efficient and accurate treatment execution, typically within one hour.

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The AI solution is deployed via a mobile application and cloud-based platform. This AI solution is designed to operate without the need for complex 3D scanning equipment and leverages commercially available mobile devices with wireless connectivity to enable clinicians to generate patient-specific 3D wound models and initiate printing with just a few taps. We believe the system meets the high standards of precision and reliability required in clinical environments.

The platform also includes a secure Human-AI Interaction (“HAI”) interface that allows clinicians to override or adjust AI-generated outputs based on their clinical judgment.

The AI system technology is protected by eight granted patents and seven pending applications, each owned by ROKIT Healthcare and licensed to us pursuant to the License Agreement, and its performance has been validated through peer-reviewed publications. Notably, the AI solution was featured in the IEEE/CVF Conference on Computer Vision and Pattern Recognition, where it demonstrated superior performance in wound segmentation and 3D modeling accuracy compared to previous models. These capabilities support the production of highly accurate, patient-specific regenerative patches for skin and cartilage repair.

Necessity of AI-Integrated 3D Bioprinting Technology

In the context of personalized regenerative treatments for conditions such as diabetic foot ulcers and cartilage damage, the Organ Regeneration Platform requires a multi-step process involving: (1) wound recognition and measurement, (2) 3D modeling of the wound site, and (3) parameter configuration and G-code generation for bioprinting.  Traditionally, wound modeling has relied on optical 3D color scanners, which require sterile markers to be placed around the wound and real-time monitoring via a connected laptop. Despite their clinical use, these scanners are highly sensitive to environmental variables such as lighting, wound geometry, and bleeding, often resulting in inconsistent output quality. Even experienced users with over six months of training face challenges due to light scattering and noise interference, necessitating post-processing with specialized software. In constrained environments like operating rooms, the need for wired power and high-specification hardware further limits usability.

Alternative approaches using 2D photography and manual modeling also present limitations. These methods require sterile rulers for scale and often fail to accurately reconstruct wound geometry and dimensions. Moreover, generating and editing 3D models using Computer-Aided Design (“CAD”) software that demands expert-level proficiency, often making it impractical for clinical personnel. The configuration of bioprinting parameters and G-code conversion involves over 400 variables—including shape, size, bioink properties, and temperature settings. In some cases, complex geometries must be simplified using advanced algorithms. These steps can take several hours to days, rendering them impractical and unsuitable, especially for time-sensitive surgical procedures.

To address these challenges, an AI-integrated system developed by ROKIT Healthcare utilizes depth-enabled cameras to capture wound data without the need for physical markers or reference tools. The AI-driven modeling process is also fully automated, significantly improving efficiency by reducing 3D model generation time to under thirty seconds. The resulting models offer high fidelity and alignment with the actual wound site, which enables rapid and accurate production of regenerative patches. We believe these technological advancements enhance the clinical utility of the Organ Regeneration Platform by allowing for streamlined workflows and improved treatment outcomes in surgical settings.

Usability of AI-Integrated Technology in Clinical Practice

The AI system integrated into the Organ Regeneration Platform is designed with flexibility and scalability to support a wide range of clinical indications. It enables institutions to register and utilize specific treatment protocols for conditions such as skin, cartilage, and kidney regeneration. The system continuously evolves by learning from wound images across multiple organ types and by analyzing the printability and mechanical properties of various biomaterials, including PCL filaments, extracellular matrix components, thrombin, and fibrinogen.  This adaptive learning capability allows the AI to automate and simplify the tuning of 3D printing parameters, significantly reducing the need for engineering expertise. As a result, clinicians can operate the system with ease following standard training, using minimal volumes of autologous tissue to consistently produce high-quality regenerative patches.

The AI system also ensures precise control over printing conditions based on the combination of dispensers and needle configurations. It protects cellular integrity during the printing process and regulates the geometric distribution of bioink mixtures to match the wound’s condition. The resulting patches are optimized in thickness and structure, enabling targeted therapeutic effects and sustained absorption over time.

This automation not only enhances treatment precision but also streamlines quality control, making the production of patient-specific regenerative patches more efficient and clinically reliable.

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AI Precision and Validation

The AI system integrated into the Organ Regeneration Platform has demonstrated superior performance in wound recognition and segmentation compared to other widely used models. To validate its accuracy, a comparative study was conducted using identical training data and optimal conditions across multiple models, including U-Net, MobileNetV2, and DeeplabV3. The proprietary deep neural network model developed by ROKIT Healthcare achieved an F1-score of approximately 93.85%, outperforming all comparative models. When enhanced with Human-AI Interaction (HAI)—specifically through seed point declaration and adaptive threshold adjustment—the model achieved an F1-score of 94.97%, which demonstrates its ability to refine wound boundaries in alignment with clinical intent.

This level of precision supports the generation of highly accurate 3D wound models, which are essential for producing patient-specific regenerative patches. The enhanced segmentation capability contributes to improved clinical outcomes by ensuring that printed patches conform precisely to the wound geometry.

Model	Recall	Precision	F1-Score
U-Net	0.8733	0.8757	0.8745
MobileNetV2	0.9242	0.9131	0.9186
DeeplabV3	0.9342	0.9277	0.9309
ROKIT AI Model	0.9387	0.9382	0.9385

[Table: Comparative Performance Analysis of Advanced AI Models]

Model	Recall	Precision	F1-Score
ROKIT AI Model + HAI	0.9517	0.9478	0.9497

[Table: Performance of ROKIT Model with Human-AI Interaction Integration]

To evaluate the accuracy of 3D wound surface modeling, a comparative analysis was conducted between surface area measurements obtained using a high-precision 3D scanner (EinScan Pro 2X) and those generated by the AI-based 3D modeling system developed by ROKIT Healthcare. The analysis was performed across three wound types (A, B, and C), with images captured at camera angles ranging from -30° to 30° in 10° increments.  The results demonstrated an overall average surface area accuracy of 95.27%, with boundary-level deviations ranging from approximately -0.65 mm to +0.63 mm. Given that the clinically acceptable margin of error is within 1.00 mm, the AI system’s modeling precision is considered suitable for clinical application.  We believe these findings confirm that the AI-powered modeling system can generate clinically reliable 3D wound representations under varying imaging conditions, supporting its integration into surgical workflows for patient-specific regenerative treatment.

[Figure: Wound Shape and Surface Area by Location in Diabetic Foot Model]

	Accuracy (%)
Wound Type	0°	10°	20°	30°	Average (%)
A	95.40%	96.91%	92.72%	95.69%	95.15%
B	97.29%	97.17%	97.66%	96.29%	97.07%
C	93.75%	94.36%	94.87%	92.89%	93.83%
Angle Avg.	94.75%	96.09%	95.08%	94.95%	95.27%

[Table: Accuracy Comparison of 3D Wound Models Using Diabetic Foot Simulations]

To validate the clinical utility of the AI system integrated into the Organ Regeneration Platform, a case study was conducted using the mobile application AiD Regen in a real-world diabetic foot ulcer (“DFU”) treatment scenario. The study was approved by the IRB of Eunpyeong St. Mary’s Hospital in Seoul, South Korea.

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During the procedure, regenerative patches were fabricated using two methods: one based on manual 3D CAD modeling and the other generated automatically via the mobile AI application. Comparative analysis showed that the AI-generated patch achieved a 97.97% shape accuracy relative to the CAD-based model.  Following application of the regenerative patch to the wound site, clinical observation over a 34-day period revealed that more than 96% of the wound area had healed, indicating a high level of therapeutic efficacy. Additionally, wound surface area measurements obtained via the mobile application were compared to those derived from ImageJ, a standard tool used in clinical practice, and the average discrepancy between the two methods was only 0.30 cm².  We believe this case study confirms the AI system’s precision in wound assessment and demonstrates the reliability and effectiveness of the AI-powered mobile solution in supporting accurate modeling and successful regenerative outcomes in clinical settings.

Expected Effects of AI System

Cost and Time Reduction in Bioprinter Output through Lesion Model Flattening (Dimensional Complexity Reduction)

An AI-enabled system has been implemented to optimize bioprinting efficiency by reducing the dimensional complexity of anatomical lesion models. Through algorithmic flattening of irregular 3D surfaces, the system achieves notable reductions in both material consumption and printing time.  Case studies involving distinct lesion geometries demonstrated the impact of this approach. One model, originally measuring 37.3 mm × 54.9 mm × 13.0 mm, was reduced to 33.7 mm × 58.8 mm × 2.4 mm. Another, measuring 43.0 mm × 61.6 mm × 37.6 mm, was transformed to 67.0 mm × 66.1 mm × 4.8 mm. These dimensional reductions translated into significant savings in filament (e.g., PCL) and bioink (e.g., fibrinogen or thrombin) usage.  In addition to savings on costs for materials, the system also reduced bioprinter operation time, thereby improving throughput and lowering production overhead.

While minor cost variations may arise depending on specific material formulations, the overall trend supports the system’s utility in reducing operational expenses and accelerating fabrication timelines. This capability is particularly relevant in clinical and research environments requiring rapid, patient-specific tissue construct production.

[Figure: Comparison of Cost Reduction and Printing Time for Filament and Bioink]

Impact of Dimensional Complexity Reduction on G-code Optimization for 3D Bioprinting

3D bioprinting requires dynamic adjustment of printing parameters based on environmental conditions such as temperature and humidity, as well as the geometry of the target construct. Traditionally, these parameters are fine-tuned through iterative trial prints, a process that we believe is impractical in time-sensitive clinical settings such as operating rooms.  To address this challenge, an AI-driven system has been developed that dynamically optimizes G-code parameters based on extensive simulation data accumulated from thousands of test prints. This system enables reliable output quality across diverse surgical environments without the need for preliminary trial runs.

A key enhancement involves the flattening of curved 3D anatomical models, which significantly reduces computational load and dimensional complexity. By applying this transformation to regenerative patch models, the system facilitates more efficient G-code generation and execution. Performance evaluations revealed substantial improvements in processing time across lesion sizes and complexities. For small lesions (≤50 mm × 50 mm), G-code generation time was reduced from 5 minutes to approximately seconds. For large, complex lesions (≥90 mm × 90 mm), processing time decreased from 22 minutes to under 2 minutes. These results underscore the critical role of dimensional simplification in accelerating G-code generation and enhancing bioprinting throughput. Simulation models were based on adult foot anatomies ranging from 220 mm to 280 mm in length. Lesions were categorized by size and complexity: small lesions were defined as localized areas on the sole, dorsum, or ankle, typically captured in a single image; large lesions spanned multiple anatomical regions and required multi-angle imaging due to their curvature and boundary intricacy.

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[Figure: Comparison of G-code Generation Time Before and After 3D Model Flattening]

Our Marketing Strategy

As described above in “Business – Our Material Agreements - Support Agreement,” we entered into the Support Agreements with our parent company, ROKIT Healthcare, on February 28, 2020 and January 2, 2023.  Under the Support Agreements, the Company is obligated to reimburse ROKIT Healthcare for certain financial, legal, human resources, sales and marketing management services. For the years ended December 31, 2025 and December 31, 2024, the Company was invoiced for an aggregate of $XXX and $356,240, respectively, to ROKIT Healthcare pursuant to the Support Agreements.

Our Licensed Technology

AI-Powered Precision Medicine at the Point of Care

Our Organ Regeneration Platform is an AI-driven, point-of-care system designed to deliver hyper-personalized tissue regeneration in under 30 minutes. Combining intelligent 3D modeling, precision bioprinting, and sterile SUK, the platform provides rapid, patient-specific treatments across skin, cartilage, and kidney applications. All procedures follow a standardized six-step clinical workflow, offering a transformative alternative to conventional regenerative therapies, as described above.

Skin Regeneration Platform — Clinical Evaluation in the United States

An autologous, minimally manipulated homologous adipose tissue (AMHAT) treatment was clinically evaluated for its effectiveness in managing nonhealing diabetic foot ulcers (DFUs) in a diverse U.S. patient population. The technology underlying this platform is owned by ROKIT Healthcare, which has licensed rights for commercial use within the Americas.

A clinical trial was conducted in collaboration with a U.S.-based multidisciplinary clinical team led by a recognized pioneer in diabetic foot care, Dr. David G. Armstrong, under the oversight and approval of an IRB. The study aimed to assess the safety and efficacy of an advanced 3D bioprinted regenerative niche patch designed to promote skin regeneration in chronic DFUs.  The investigational approach utilizes a medical device kit to obtain extracellular matrix (ECM) from the patient’s own adipose tissue via minimally invasive liposuction. The ECM is then processed with minimal manipulation and combined with 3D bioprinting technology to produce a customized regenerative niche patch precisely tailored to the wound’s size and shape. This patch is applied once directly to the ulcer site, followed by standard dressing.

The single-arm study enrolled 10 patients aged 56 to 72 years, with 40% male and 60% female participants, comprising 80% Caucasian and 20% African American individuals, all with obesity (BMI > 30). All patients had chronic DFUs persisting for at least four weeks, including involvement of skin, subcutaneous tissue, and joints despite standard-of-care treatments. Over a 12-week observation period post-application, significant wound healing was observed, with a mean reduction in ulcer surface area of 78.3%. Early responses were notable, with over 50% reduction at 2 weeks, 70% at 5 weeks, and 80% by week 8. Complete wound closure was achieved in 6 of the 10 patients, with a mean healing time of approximately 49 days, as illustrated by a Kaplan-Meier analysis.

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[Figure: Analysis of Weekly Percentage Reduction in Wound Area]

The treatment showed efficacy even in challenging wound types, such as tunnel-shaped ulcers near the heel bone. The ability to customize the regenerative niche patch to conform precisely to the wound morphology, including depth, shape, and anatomical location, enhanced cellular migration, growth, and differentiation by optimizing physical contact with surrounding healthy tissue and delivering consistent biological signaling.

These promising clinical outcomes, supported by IRB-approved protocols and conducted under rigorous standards, indicate that this regenerative platform may offer a valuable therapeutic option for chronic diabetic foot ulcers in the U.S. healthcare market, regardless of racial or healthcare setting differences.

ORP Intellectual Property

The Organ Regeneration Platform is supported by a robust portfolio of proprietary technologies that span biomaterials, AI-driven modeling, and advanced 3D bioprinting. These innovations are protected by a comprehensive set of patents owned by ROKIT Healthcare and are exclusively licensed to the Company for use in its operations in the Americas pursuant to the License Agreement. This licensing structure ensures that the Company benefits from full legal protection and freedom to operate, while leveraging ROKIT Healthcare’s extensive R&D and intellectual property assets.  Below is a description of intellectual property underlying the three mechanisms of our Organ Regeneration Platform.

Skin Regeneration Platform

Customized Four-Stage Adipose (ECM) Filtration System for Minimizing Tissue Damage and Optimizing Bioink Fabrication

A proprietary method has been developed for the fabrication of a personalized skin regeneration sheet designed specifically for patients with diabetic foot ulcers. This approach enables the restoration of damaged skin tissue to a near-native state through a highly individualized therapeutic strategy.

Central to this technology is a four-stage adipose extracellular matrix (“ECM”) filtration system, engineered to minimize tissue damage while optimizing the composition of bioink for three-dimensional bioprinting. The filtration mechanism utilizes a series of custom-designed filters with pore diameters ranging from 3,000 μm to 25 μm, allowing for the selective removal of fibrous components and the preservation of bioactive molecules such as growth factors and ECM proteins.  The resulting adipose-derived material retains regenerative components in a biologically active state, enabling precise deposition via 3D bioprinting without compromising structural or functional integrity. This process supports the creation of ultra-personalized regenerative sheets tailored to the wound characteristics of individual patients, particularly those with impaired healing capacity due to diabetes.

We believe this platform represents a significant advancement in the field of wound healing and regenerative dermatology, offering a novel solution for a high-burden clinical indication with limited effective treatment options.

Optimized Bioink Composition and Printing Conditions for Lesion-Specific Regenerative Patch Fabrication

A proprietary bioink formulation has been developed to enable the fabrication of customized dermal regeneration sheets for application to diabetic foot ulcers and other chronic skin wounds. The formulation addresses three critical requirements for effective tissue regeneration: (1) high cell viability and density, (2) printability for scaffold formation, and (3) biodegradability of the final regenerative sheet.

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We believe that meeting all three criteria simultaneously presents a significant technical challenge. To overcome this, a specialized bioink composition was engineered based on prior intellectual property related to dermal regeneration. The formulation incorporates extracellular matrix (ECM) components with precisely controlled ratios of fibrinogen (40–60 wt%) and thrombin (40–60 wt%), enabling optimal crosslinking and structural integrity during 3D bioprinting.

The manufacturing process consists of two key stages: (1) formation of a proto-layer, and (2) solidification into a functional dermal regeneration layer. During printing, the bioink allows for uniform deposition of ECM, cells, and growth factors, which are stabilized in situ under controlled curing conditions.

Artificial intelligence (“AI”) algorithms are employed to determine the ideal composition for each patient-specific wound profile, ensuring appropriate porosity and mechanical strength. The resulting regenerative sheet maintains a thin 3 mm structure, optimized for cellular respiration and integration, while supporting robust tissue regeneration.

We believe this technology represents a significant advancement in personalized wound care, offering a scalable and clinically adaptable solution for complex skin injuries.

[Figure: Manufacturing Process of Customized Skin Regeneration Sheet and Post-Application Progress on Diabetic Foot]

Low-Temperature Regenerative Sheet for Diabetic Foot Ulcers

A novel manufacturing technology has been developed for producing regenerative tissue patches without the need for additive substances, thereby circumventing extended regulatory timelines typically required under advanced regenerative medicine regulations in jurisdictions such as the United States. This low-temperature fabrication method enables the creation of scaffold structures solely from autologous adipose-derived materials, representing a first-in-class therapeutic approach.

Building upon prior intellectual property related to personalized skin regeneration sheets for diabetic foot ulcer patients (Korea Patent No. 10-2091151), the newly developed technique involves injecting micronized adipose tissue into a 3D mold and applying a controlled cooling phase at temperatures between –25 °C and –10 °C. This process results in rapid solidification of the regenerative patch, which can be immediately applied to the wound site.

The manufacturing process includes: (i) Harvesting autologous adipose tissue via liposuction, followed by removal of saline and blood; (ii) Micronization through a four-stage filtration system with pore sizes ranging from 25 µm to 5 mm; (iii) Injection of the processed tissue into a wound-specific 3D mold; and  (iv) Cooling the mold to achieve solidification and structural integrity.

To validate efficacy, comparative studies were conducted using OLETF diabetic rat models. Skin defects were treated with patches fabricated under varying temperature conditions. Wound area measurements on days 3, 7, and 12 post-treatment showed superior healing in the –15 °C group (94.6%) compared to room temperature controls (82.3%).

Furthermore, immunohistochemical staining for angiogenic markers such as CD31 revealed significantly higher expression in the low-temperature group (30.3 vs. 11.6), indicating enhanced vascularization and tissue regeneration. The cooling process also improved handling characteristics, enabling rapid, on-site fabrication of patient-specific patches.

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This technology offers a promising solution for the treatment of diabetic foot ulcers and burn injuries, providing accelerated healing and improved clinical outcomes without the regulatory burden associated with additive-based therapies.

[Figure: Graph of Wound Healing Progress and CD31 Marker Expression for Low-Temperature Skin Regeneration Patch]

3D Bioprinting Technologies

The bioprinting technologies integrated into the Organ Regeneration Platform are protected by a portfolio of patents and know-how held by ROKIT Healthcare. These innovations span mechanical design, environmental control, and intelligent printing systems. The following 14 patented technologies represent the core capabilities that enable the platform’s advanced bioprinting performance.

Medical 3D Bioprinter Architecture

Conventional 3D bioprinters typically modify standard additive manufacturing systems to dispense viscous biomaterials such as collagen or gelatin. In contrast, the desktop-type 3D bioprinter developed here integrates advanced features including HEPA filtration and UV sterilization to prevent microbial contamination. It supports the extrusion of fluidic biomaterials as well as polymeric forms such as powders and pellets, which are liquefied through controlled heating. The system includes both heating and cooling modules to accommodate temperature-sensitive printing conditions and supports multiple curing methods post-printing.

A micro-step motor enables precise and rapid dispensing of bioink. The printer incorporates essential components such as motion control, dispenser temperature regulation, HEPA filters, and UV curing systems, ensuring comprehensive functionality. These integrated features provide a competitive edge and act as a safeguard against imitation by competitors.

AI Technologies

A suite of proprietary AI technologies has been developed to automate and optimize the process of lesion boundary recognition and 3D model generation for personalized regenerative treatments. These innovations form the foundation of a fully integrated AI pipeline that enhances surgical planning and biofabrication precision.  Our core licensed AI technologies are described below. Together, these AI technologies form the backbone of the Organ Regeneration Platform’s automation and precision capabilities. They not only enhance the speed and accuracy of regenerative procedures but also enable scalable, point-of-care deployment in diverse healthcare settings.

1)	AI-Based Wound Boundary Recognition and 3D Model Generation: The first core AI technology enables automatic wound boundary recognition and 3D model generation. This technology significantly reduces the time, labor, and variability associated with traditional modeling methods.

[Figure: Outlier Removal Technology for 3D Object Boundaries Using Time-Series Processing]

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[Figure: Comparison of 3D Modeling Accuracy with Reduced Computation Time Using NeRF-Based Technology]

2)	3D Model Simplification for Speed and Efficiency: The second AI innovation focuses on simplifying complex anatomical models while preserving structural accuracy. This is achieved through a combination of polynomial regression analysis and low-frequency filtering, which smooths the surface of 3D scan data and removes noise and outliers. Additionally, a time-series-based outlier removal algorithm ensures that the wound boundary remains anatomically accurate. These techniques reduce computational load by up to 80%, allowing for real-time modeling and printing even in resource-constrained clinical environments such as outpatient clinics or operating rooms.

[Figure: Flattening Transformation Technology for Curved 3D Models]

3)	G-code Optimization Based on Material Properties: The third AI-driven capability involves the optimization of G-code based on the physical properties of the bioink. The system analyzes key parameters such as viscosity, surface tension, and thermal sensitivity, and dynamically adjusts the printing path, pressure, and speed to ensure consistent extrusion and structural fidelity. For example, when printing with high-viscosity ECM-based bioinks, the system increases pressure and reduces speed to minimize shear stress on cells while maintaining print precision. This adaptive G-code optimization is essential for multi-material and multi-cell-type printing, and it plays a critical role in preserving cell viability and achieving reproducible clinical outcomes.

[Figure: G-code Optimization Technology]

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Know-How and Competitive Barriers

Data Barrier Through Global Clinical Trials

The Organ Regeneration Platform has been supported by multinational clinical trials conducted across diverse populations and clinical scenarios. This has resulted in the accumulation of a high-quality dataset that includes a wide range of wound cases and ethnic variations. The dataset has been labeled through a proprietary process designed to enhance the performance and stability of AI-based wound recognition and measurement systems. As the dataset remains undisclosed and is not commercially available, any attempt to replicate its scope would require extensive clinical collaborations and significant investment. This creates a substantial barrier to entry for potential competitors seeking to develop similar capabilities.

Depth Camera Calibration via Proprietary Correction System

To address the inherent inaccuracies of depth cameras embedded in commercial mobile devices, a proprietary calibration system has been developed. This system includes custom-built jigs, calibration procedures, and correction algorithms, all maintained as trade secrets. Without such calibration, measurement errors in wound area estimation can range from 46% to 120%, which significantly impacts the reliability of 3D modeling. The correction system contributes to the high precision and trustworthiness of the platform’s AI models, making them difficult to replicate without access to the underlying know-how.

Optimization of 3D Bioprinting Parameters for Enhanced Printability

The platform incorporates optimization techniques for over 400 parameters essential to 3D bioprinting, particularly in regenerative medicine applications. These include proprietary G-code configurations that improve print quality and dimensional accuracy. The system supports the use of complex and less-characterized materials such as sterile films, autologous tissues, thrombin, and fibrinogen. Unlike conventional scaffold-based approaches, the platform enables the printing of hollow internal structures with seamless external surfaces. It also accounts for volumetric changes due to ink curing, ensuring precise sizing. These innovations distinguish the platform from standard bioprinting technologies and serve as a robust mechanism for maintaining technological exclusivity.

[Figure: Techniques for Enhancing Printability by Optimizing Printing Parameters]

Organ Regeneration Platform Competition

The markets for advanced wound care and regenerative medicine are competitive and rapidly evolving. Participants range from large multinational medical device and biopharmaceutical companies to smaller biotechnology firms and academic research organizations. Many of these competitors have substantially greater financial, technical, and commercial resources, as well as established relationships with healthcare providers and regulatory agencies.

Our Organ Regeneration Platform (ORP) is designed to differentiate by combining 3D bioprinting technology, AI-based diagnostic tools, and sterile single-use kits for use at the point of care. We compete primarily on the basis of innovation, clinical effectiveness, regulatory compliance, cost-effectiveness, and our ability to establish and maintain strategic partnerships.

In the area of skin and chronic wound care, competitors include companies offering skin substitutes and advanced wound biologics, such as Organogenesis (Apligraf, Dermagraft; U.S.), MiMedx (EPIFIX; U.S.), and Integra LifeSciences (Integra Dermal Regeneration Template; U.S.). In AI-enabled wound assessment, competitors include MolecuLight (Canada/U.S.), Net Health (Tissue Analytics; U.S.), eKare (U.S.), and Spectral AI (U.S.), which focus on diagnostic imaging and workflow integration. In cartilage regeneration, competitors include Vericel (MACI; U.S.), while in kidney regeneration and organ replacement, competition in the Americas is still at an early stage, with ongoing research primarily in xenotransplantation and bioengineered organ platforms.

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As of the date of this prospectus, our Skin Regeneration Platform is being commercialized in the United States through Tides Medical, the distributor of our parent company, ROKIT Healthcare. Our Cartilage Regeneration Platform and Kidney Regeneration Platform remain in development and are not yet cleared for commercialization. We believe these additional indications may broaden our competitive position over time, although their market entry will depend on clinical development progress and regulatory review outcomes.

Our ORP Business Growth Strategy

•	We will leverage the intellectual property portfolio, validated clinical data, and established global distribution channels of our parent company, ROKIT Healthcare, while concurrently building our own R&D capabilities in the Americas to adapt core technologies, advance localized clinical programs, and support next-generation product development. This dual approach positions ROKIT America to accelerate market entry, strengthen regulatory positioning, and expand commercial operations across the Americas and other key international markets.

•	ORP is positioned as the Company’s next major growth driver, aimed at improving patient outcomes through AI-powered, point-of-care regenerative medicine solutions.

•	ORP is designed to scale from single-indication applications to a broad therapeutic platform, extending the Company’s portfolio from preventive healthcare (RAP) to regenerative medicine, ultimately enhancing quality of life for patients with chronic and degenerative diseases

•	ORP will drive U.S. growth through the commercialization of the skin regeneration platform, supported by FDA clearance and ongoing reimbursement pathways. While group purchasing organization (GPO) contracts have been managed by ROKIT Healthcare’s designated U.S. distributor, ROKIT America expects to utilize these networks to expand its footprint in the U.S. market.

•	ORP will accelerate expansion in Latin America by leveraging insurance code approvals in countries such as Paraguay, Argentina and Chile, targeting approximately USD $5.3 million in annual revenue, with additional entries planned for Peru.

•	ORP will extend into cartilage and kidney regeneration, broadening applications across major therapeutic areas and strengthening its role in chronic disease management.

•	Cartilage and Kidney Regeneration: Programs are advancing under the FDA’s Expanded Access Program (EAP) to facilitate early clinical use and data collection. Medium-term plans include pivotal clinical trials, while out-licensing opportunities are being explored to accelerate commercialization and generate revenue streams.

•	Skin Regeneration Platform: ROKIT America will apply licensed intellectual property and manufacturing technologies, utilizing existing distributor networks in the Americas while building independent training, clinical support, and distribution capabilities.

•	The global regenerative medicine market was approximately USD $35–36 billion in 2024 and is projected to grow to USD $90–$170 billion by 2030–2034 (CAGR ~16–17%).North America accounts for about half of the global market, with the U.S. market estimated at USD $15–17 billion in 2023–2024 and expected to expand significantly over the next decade.[21]

Regulatory Environment

Our business is subject to various laws and regulations.  Below is a description of the material regulations applicable to our RAP and ORP.

Regulation of Our Reverse Aging Platform

The Company markets and sells a range of dietary supplement products, including those containing NMN, Fisetin, and other health-promoting ingredients.

With respect to wholesale customers, they are responsible for ensuring compliance with the regulatory requirements applicable in the jurisdictions where they distribute the products purchased from the Company. For wholesale customers in the United States, the Company ensures compliance with the applicable regulatory framework governing dietary supplements, including the Dietary Supplement Health and Education Act of 1994 (DSHEA). All products are marketed as dietary supplements and include the required labeling elements such as a statement of identity, a Supplement Facts panel, an ingredient list, the net quantity of contents, and the name and place of business of the manufacturer, packer, or distributor. Where applicable, structure/function claims are accompanied by the FDA-mandated disclaimer. The Company’s manufacturing processes adhere to the current Good Manufacturing Practices (“cGMPs”) set forth in 21 CFR Part 111, and its labeling and promotional activities are designed to avoid false, misleading, or unauthorized health claims. In addition, the Company complies with the Fair Packaging and Labeling Act with respect to clear identification of the product, labeling accuracy, and net content disclosures.

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21 Grand View Research, Regenerative Medicine Market Size, Share & Trends Analysis Report, available at https://www.grandviewresearch.com/industry-analysis/regenerative-medicine-market; Nova One Advisor, Regenerative Medicine Market Size Report, available at https://www.biospace.com/press-releases/regenerative-medicine-market-size-to-hit-usd-169-55-billion-by-2034; Nova One Advisor, U.S. Regenerative Medicine Market Report, available at https://www.novaoneadvisor.com/report/us-regenerative-medicine-market

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The Company sells products directly through cross-border e-commerce platforms as an overseas seller as well as other international distribution pathways. In such cases, individual customers are considered the “importers of record” under local customs laws and are responsible for compliance with applicable import regulations in their respective countries. In the Republic of Korea, individual customers purchasing dietary supplements via cross-border e-commerce are generally permitted to import such products for personal use provided that the total customs value is less than USD $150 and the quantity does not exceed six bottles per item. These transactions are treated as “personal importation” under Korean customs law, with the individual customer designated as the importer of record. Imports conducted by business operators, as opposed to individual consumers, are subject to additional requirements, including foreign manufacturing facility registration with the Ministry of Food and Drug Safety (MFDS), product declaration filings, and mandatory product inspections. Furthermore, supplements containing narcotics or other controlled substances require explicit MFDS approval even for personal use.

In countries where the Company currently has individual customers, including the Republic of Korea and Japan, personal importation of dietary and health supplement products is generally permitted subject to relevant regulations, such as quantity limits and ingredient restrictions. In the Republic of Korea, individual customers may import dietary and health supplements for personal use under local customs rules, subject to a de minimis value of USD $150 and a quantity cap of six (6) bottles per item. A Personal Customs Clearance Code (PCCC) must be provided on customs filings, and products containing ingredients prohibited under the Ministry of Food and Drug Safety’s (MFDS) “direct-purchase restricted ingredients” list are not permitted. In Japan, foods (including supplements categorized as food) imported for personal use are exempt from import notification under the Food Sanitation Act and are generally limited to approximately 10 kilograms per item type; imports for business use require prior import notification to Ministry of Health, Labour and Welfare (MHLW) quarantine stations, and products classified as drugs or controlled substances require prior authorization. The Company believes that its products do not contain any ingredients prohibited in those jurisdictions and that sales to individual consumers are made in accordance with the applicable personal importation rules.

Under the Dietary Supplement Health and Education Act (DSHEA) of 1994, dietary supplements generally do not require pre-approval by the U.S. Food and Drug Administration (FDA) before being marketed. Accordingly, the Company’s dietary supplement products are not required to be approved by the FDA.

Although the FDA has issued an interpretation regarding NMN, and a citizen petition has been submitted challenging this interpretation, the FDA’s final position remains under review. Accordingly, NMN supplements can, for now, continue to be produced, sold, and purchased in the U.S., provided they otherwise comply with applicable dietary supplement regulations.

In summary, there is currently no federal prohibition on the sale of NMN in the United States. While regulatory clarification is pending, it is our understanding based on currently available information that the Company can continue to market its dietary supplement products containing NMN in the U.S. in accordance with applicable dietary supplement laws and regulations.

Below is a product summary, outlining the primary products currently offered and the countries where they are sold.  The Company endeavors to ensure that each product is marketed in compliance with the applicable regulatory requirements of the relevant jurisdictions, including the Republic of Korea and other international markets.

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List of ROKIT America Products: Dietary and Health Functional Supplements – Summary of Regulatory Requirements for Sale

No.	Product Name	Country of Sale	Product Category	Regulatory Requirements	Remarks (Issues)
1	NMN	USA	Previously classified as dietary supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.

FDA raised concerns about NMN’s dietary supplement status, and a citizen petition challenging this is under review. No final decision has been made, and NMN products remain available on the U.S. market.

2	NMN	Vietnam	Functional Food (Health Supplement)	Requires registration with the Ministry of Health. Safety documentation must be submitted, including Free Sale Certificate, lab test results, and supporting literature.	–
3	NMN	Korea	General Health Food (Other Health Supplement)	Must meet import declaration and customs clearance requirements. Importer of record: End consumer. Identification: Personal customs clearance code. Max: 6 bottles per shipment (duty-free under $150). Products containing substances prohibited by MFDS are not permitted.	–
4	NMN	Japan	Functional Food (Health Supplement)	Imported product must be declared as personal importation by the end consumer.	–
5	FISETIN	USA	Dietary Supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.	–
6	FISETIN	Korea	General Health Food (Other Health Supplement)	Same as No. 3	–
7	EYE CARE	USA	Dietary Supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.	–
8	EYE CARE	Korea	General Health Food (Other Health Supplement)	Same as No. 3	–
9	WOMEN PLUS	USA	Dietary Supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.	–
10	WOMEN PLUS	Korea	General Health Food (Other Health Supplement)	Same as No. 3	–
11	STRESS CARE	USA	Dietary Supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.	–
12	STRESS CARE	Korea	General Health Food (Other Health Supplement)	Same as No. 3	–
13	NR Glutathione	USA	Dietary Supplement	Manufacturers and distributors of dietary supplements are not required to obtain FDA pre-approval before sale.	–
14	NR Glutathione	Korea	General Health Food (Other Health Supplement)	Same as No. 3	–

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Regulation of our Organ Regeneration Platform

Our operations and products are subject to regulation by governmental authorities, including the U.S. Food and Drug Administration (“FDA”). The FDA regulates the development, manufacturing, labeling, marketing, and distribution of medical devices and software products in the United States.

Our Skin Regeneration Platform, which incorporates the Dr. INVIVO 3D Bioprinter, the Dr. INVIVO Scaffold Kit, and the AiD Regen software, has been classified by the FDA as a Class I medical device system. These components were registered with the FDA between 2021 and 2022, and the Skin Regeneration Platform is currently being commercialized in the United States through Tides Medical, the distributor of our parent company, ROKIT Healthcare.

Our Cartilage Regeneration Platform and Kidney Regeneration Platform remain in development and are not yet cleared or approved by the FDA for commercialization. These platforms are currently in the preclinical stage, with investigational new drug (“IND”) submissions anticipated following completion of supporting studies. We anticipate that future approval will require the successful completion of preclinical and clinical studies, followed by submission of the appropriate regulatory applications.

As part of our regulatory strategy, we are evaluating the potential use of the FDA’s Expanded Access Program (“EAP”) as a potential pathway for early clinical introduction of our Cartilage and Kidney Regeneration Platforms. If implemented, the EAP would precede our planned IND applications and pivotal clinical trials, thereby providing an early clinical experience while formal regulatory submissions are prepared. The EAP allows patients with serious or life-threatening conditions to obtain investigational products outside of formal clinical trials when no comparable alternatives are available

We believe participation in Expanded Access may provide certain benefits, including compassionate patient access, early familiarity among patients and clinicians, and the collection of supportive real-world data. However, we acknowledge that EAP participation does not constitute FDA approval or marketing authorization and does not reduce the requirements for demonstrating safety and effectiveness through formal clinical development.

Regulatory risks due to changes in each country's policies and regulations

The medical device industry, the industry in which we operate, is a representative example of regulated industries. Medical devices, which affect patients' lives or are used to diagnose and treat diseases, must be electrically and mechanically safe and achieve clinical performance. Before launching a new product, manufacturers must obtain prior approval by submitting documentation proving these requirements. Furthermore, they must also prepare documentation for electromechanical safety, electromagnetic safety, biological safety, usability, and clinical performance, and adhere to relevant standards.

Representative medical device certifications include the FDA and ISO Quality System Certification (QMS).

ROKIT Healthcare obtained the domestic 'Certificate of Good Manufacturing Practice (GMP)' in May 2023, which was successfully renewed in June 2025. ROKIT Healthcare's disposable medical regeneration kits are manufactured on an OEM basis according to specifications developed by ROKIT Healthcare and delivered sterilized as medical devices.

In the United States, medical device products are approved/licensed through the FDA, and as of the date of this registration statement, ROKIT Healthcare has completed registration for each product with the FDA.  Specifically, we have obtained marketing authorization in each country if we have obtained certification for all three products— Dr. INVIVO, Dr. INVIVO AI Regen KIT, and AiD Regen — or if all three products can be sold without a separate certification. As of the date of this registration statement, we have obtained marketing authorization by the US FDA.

However, if licensing standards are strengthened or the time and cost required for licensing increase, obtaining licensing may become more difficult. Furthermore, ongoing licensing processes may not proceed as planned, or existing certifications may require additional certification due to regulatory and policy changes. Investors should be aware that these factors could negatively impact our future sales.

Our long-term regeneration platform requires different medical device certification procedures in each country depending on the product type. Kits, in particular, may require higher-level medical device certification as they come into direct contact with adipose tissue. We offer three products: Dr. INVIVO, Dr. INVIVO AI Regen KIT, and AiD Regen. All medical devices have obtained US FDA certification, and based on this, have obtained registration/approval in each country, and are currently licensed for sale in a total of 16 countries, including the FDA (for the United States).

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The licensing procedures required by the countries we enter are as follows:

In the Americas, medical devices are regulated under risk-based classification systems administered by national authorities such as the FDA, Health Canada, ANVISA in Brazil, and COFEPRIS in Mexico. While these systems share common principles, each country applies its own framework for product classification, licensing, and evidence requirements, ranging from simple establishment registration for low-risk products to full premarket approval with clinical data for high-risk devices.

For certain products, including our 3D Bioprinter and AiD Regen software, classification varies by jurisdiction. In some countries, these products are categorized as Non-Medical Devices (“Non-MD”) and are therefore exempt from medical device registration requirements. This distinction is important to understand: the absence of a license in such jurisdictions does not reflect a regulatory deficiency, but rather a determination that the product falls outside the scope of medical device regulation.

The following table summarizes the licensing procedures in major countries across the Americas, together with the regulatory classification applicable to our three core products —3D Bioprinter, KIT, and AI App.

Country / Region	Licensing Entity	Classification System	Licensing Pathway	Summary of Regulatory Status
United States	FDA	Class I, II, III

- Class I: Establishment registration (most 510(k)-exempt; some require 510(k))

- Class II: 510(k) Premarket Notification (QSR compliance)

- Class III: Premarket Approval (PMA); De Novo/HDE in limited cases

3D Bioprinter: Class I KIT: Class I AI App: Class I
Brazil	ANVISA	Class I, II, III, IV	- Class I–II: Cadastro (notification) - Class III–IV: Registro (dossier; clinical evidence required)	3D Bioprinter: Class II KIT: Class II AI App: Non-MD
Paraguay	DNVS, MSPBS	Class I, II, III, IV	- Class I–II: Simplified registration - Class III–IV: Registration (dossier; clinical evidence as required)	3D Bioprinter: Class II KIT: Class II AI App: Non-MD
Chile	ISP	Class I, II, III, IV	- Class I: Simplified listing - Class II–IV: Registration (dossier; ISO 13485 compliance)	3D Bioprinter: Non-MD KIT: Non-MD AiD Regen: Non-MD
Argentina	ANMAT	Class I, II, III, IV	- Class I: Notification - Class II–IV: Registro (ISO 13485/QMS; dossier; clinical evidence for higher classes)	3D Bioprinter: Non-MD KIT: Non-MD AiD Regen: Non-MD
Peru	DIGEMID	Class I, II, III	- Class I: Simplified registration - Class II–III: Registration (GMP; dossier; clinical evidence for high-risk devices)	3D Bioprinter: Class II KIT: Class II AI App: Class I
Mexico	COFEPRIS	Class I, II, III	- Class I: Simplified registration - Class II: Registration (technical dossier) - Class III: Registration (clinical evidence required)	3D Bioprinter: Class I (pending) KIT: Class IIa (pending) AI App: Class I (pending)
Colombia	INVIMA	Class I, IIa, IIb, III	- Class I: Notification - Class IIa/IIb: Registration (ISO 13485; dossier) - Class III: Registration (clinical evaluation required)	3D Bioprinter: Class I (pending) KIT: Class IIa (pending) AI App: Class I (pending)
Uruguay	DNVS, MSP	Class I, II, III, IV	- Class I–II: Simplified registration - Class III–IV: Registration (dossier; supporting data required)	3D Bioprinter: Class I (pending) KIT: Class IIa (pending) AI App: Non-MD

* “Non-MD” indicates products not classified as medical devices under local regulations and therefore exempt from licensing requirements

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United States

The US, the world's largest medical device market, operates under the FDA's medical device product approval system. US medical device certification is divided into three classes—Class I, Class II, and Class III—based on the level of risk associated with medical devices. The approval submission documents and approval process vary depending on the class. Class I exempts data submission, while Class II requires data submission only for products with no comparable products. Class III requires clinical trials, and while the FDA recognizes clinical trials conducted in Korea, Class III clinical trials generally require clinical trials conducted in Korea to obtain approval.

The regulatory status of our US medical device is as follows.

Number	Nation	Proprietary Name	Classification	Registration/Clearance Date	Regulatory authority
1	United States (FDA)	APLICOR 3D	Class I	August 28, 2020	FDA
2		APLICOR 3D KIT	Class I	February 15, 2022
3		AiD Regen	Class I	April 16, 2021
4		Adinizer	BSL 510K Class II	March 11, 2021

(Source: Provided by us)

We are making every effort to comply with the stricter regulations and policies related to medical devices in each country. However, if approval standards are strengthened or the time and cost required for approval increase, obtaining approval may become more difficult. Additionally, there is a possibility that the ongoing licensing process may not proceed as planned, or that existing certifications may require additional certification due to regulatory and policy changes. Investors should be aware that these factors could negatively impact our future sales.

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As of the date of this filing, the following medical devices related to ROKIT Healthcare’s organ regeneration platforms have obtained regulatory approval or registration in key countries across the Americas. ROKIT America holds exclusive rights to export and commercially distribute ROKIT Healthcare’s certified medical devices within the designated countries in this region pursuant to the License Agreement. These approvals pertain to products developed and registered by ROKIT Healthcare, and ROKIT America is authorized to supply them to local distributors across each respective market pursuant to the License Agreement.

No.	Countries	Proprietary Name	Classification	Registration /Approval Date	Regulatory Authority
1	U.S.	APLICOR 3D	Class I	08/28/2020	FDA
		APLICOR 3D KIT	Class I	02/15/2022
		AiD Regen	Class I	04/16/2021
		*Adinizer	BSL 510K Class 2	03/11/2021
2	Brazil	Dr. INVIVO	System Class II	2022.05.06	ANVISA
Dr. INVIVO AI Regen KIT
		AiD Regen	Non-Medical Device	-	-
3	Paraguay	Dr. INVIVO	System Class II	11/2/22	DNVS; MSPBS
		Dr. INVIVO AI Regen KIT	System Class II
		AiD Regen	Non-medical Device	-	-
4	Chile	Dr. INVIVO	Non-Medical Device	-	-
Dr. INVIVO AI Regen KIT
AiD Regen
5	Argentina	Dr. INVIVO	Non-medical Device	-	-
Dr. INVIVO AI Regen KIT
AiD Regen
6	Peru	Dr. INVIVO	Class II	06/04/2024	DIGEMID
		Dr. INVIVO AI Regen KIT	Cass II	09/23/2024
		AiD Regen	Class I	03/03/2025

Our Material Agreements

Organ Regeneration Platform Agreements

License Agreement

On August 27, 2025 (the “Effective Date”), we entered into the License Agreement with ROKIT Healthcare (the “License Agreement”), our parent company and the Licensor under the agreement, pursuant to which we were granted an exclusive, irrevocable, sublicensable, non-transferable (other than as set forth therein), right and license to use certain licensed copyrights, data, improvements, know-how, patents, software and trademarks (collectively, the “Licensed IP”) to make, have made, use, offer to sell, sell, have sold, import and export the products of ROKIT Healthcare for our Organ Regeneration Platform in South America and North America (collectively, the “Americas”), including: (A) the 3D bioprinter currently marketed under the name ‘Dr. INVIVO 4D2D’ and ‘APLICOR 3D’; (B) a set of organ regeneration kit currently marketed under the name ‘Dr. INVIVO AI Regen KIT’ and ‘APLICOR 3D KIT’, (C) AI-assisted wound scanning software currently marketed under the name ‘AiD Regen’ and all other products and services that are covered or embodied by or that use, incorporate or contain processes or methods that are described in, relate to, or are covered or embodied by (x) one or more claims, on a country by country basis, of an unexpired issued or granted patent, provided the claim has not been admitted by the ROKIT Healthcare or otherwise caused to be invalid or unenforceable through reissue, disclaimer, or otherwise, or held invalid or unenforceable by a governmental authority of competent jurisdiction from whose judgment no appeal is allowed or timely taken and/or (B) any other licensed intellectual property in each case as may be agreed in writing by ROKIT Healthcare and the Company prior to commercialization (collectively, the “Licensed Products”).

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The term of the License Agreement commenced on the Effective Date and continues in perpetuity unless terminated in accordance with its terms. Under the License Agreement, the Company may use and exploit the Licensed IP to conduct its business in the Americas, including, but not limited to, using the Licensed IP on the Licensed Products and on packaging, documentation (e.g., user manuals and product specification sheets), advertising (whether in print, broadcast, digital or other media) and other marketing materials used in furtherance of or otherwise in connection with the commercialization of the Licensed Products in the Americas.  The Company is also permitted to copy, reproduce, modify, publish, display, publicly perform and make derivative works based on the licensed copyrights in the Americas, incorporate the Licensed IP and Licensed Products into systems and/or services within the Americas, and develop any modifications, corrections and/or improvements to the Licensed IP and/or Licensed Products, developed by either ROKIT Healthcare or the Company, and other products and services, based on the Licensed IP in the Americas.

In consideration for the rights granted under the License Agreement, the Company is obligated to pay ROKIT Healthcare low single digits royalties on the Company’s annual net sales of the Licensed Products.  The foregoing description of the License Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the License Agreement, which is filed as Exhibit 10.1 to this registration statement.

Distribution Agreements

In connection with the License Agreement, we are preparing to enter into new distribution agreements directly with our distributors in the Americas for the Organ Regeneration Platform. These agreements are expected to be executed in due course and will constitute new contractual arrangements entered into directly by ROKIT America, rather than assignments of ROKIT Healthcare’s existing distributor contracts.

Reverse Aging Platform Agreements

Manufacturing Partner (Supplier) Agreement

On October 2, 2019, we entered into a Consignment Agreement and Quality Compliance Agreement with Simplified Supplements (“Simplified”), a third-party contract manufacturer of dietary supplements (collectively, the “Manufacturing Agreement”).  The Manufacturing Agreement relates to the production of ROKIT AMERICA NMN, our flagship product line for our RAP.  Pursuant to the Manufacturing Agreement, Simplified and the Company defined the responsibilities for all aspects of ROKIT AMERICA NMN, including the formulation, starting materials, production process (e.g., including prototype creation and sampling, raw material procurement and specification testing, shipping and product labeling), and quality control testing (both in-process and finished process testing). The original term of the Manufacturing Agreement was for one year and it renews automatically for succeeding one-year terms unless either party gives written notice to the other at least 30 days prior to the expiration. Payments under the Manufacturing Agreement are determined on a per purchase order basis.  Simplified also agreed to indemnify the Company against claims where Simplified is at fault and the Company also agreed to use its reasonable efforts to reduce such claims as much as possible in consultation with Simplified.

The foregoing description of the Manufacturing Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Manufacturing Agreement, which is filed as Exhibits 10.2 and 10.3 to this registration statement.

For the years ended December 31, 2025 and 2024, approximately      % and 71% of our overall production of ROKIT AMERICA NMN, respectively, were manufactured pursuant to the Manufacturing Agreement with Simplified. Although the Company does not have formal agreement in place with other manufacturers, it does have relationships with other manufacturers that can both replace Simplified, if necessary, or supply additional quantities of ROKIT AMERICAN NMN to meet increased product demand.

Support Agreement

On January 2, 2023, the Company entered into a Sharing and Support Agreement with ROKIT Healthcare (the Support Agreement) pursuant to which ROKIT Healthcare shall provide the Company with financial, legal, human resources, sales and marketing management services for an agreed upon rate depending on the service, which is invoiced monthly to the Company from ROKIT Healthcare.  The original term of the contract was for one year and it automatically renews in one-year increments unless either of the parties notifies the other of their intention to terminate the contract in writing at least one month prior to its expiration. The foregoing description of the Support Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 10.4 to the registration statement of which this prospectus is made a part.

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Payment Service Supply Agreement

On February 28, 2020, we entered into a Payment Service Supply Agreement with ROKIT Healthcare (the “Payment Service Supply Agreement) setting forth the fundamental terms and conditions under which ROKIT Healthcare provides payment and overseas remittance services in connection with its purchase of good on behalf of consumers from the Company. The original term of the contract was until December 31, 2020 and it automatically renews in one-year increments unless either of the parties notifies the other of their intention to amend or terminate the contract in writing at least one month prior to its expiration.  The foregoing description of the Payment Service Supply Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Payment Service Supply Agreement, which is filed as Exhibit 10.5 to the registration statement of which this prospectus is made a part.

Employees

As of date hereof, we have no full-time employees and we rely on the services provided by ROKIT Healthcare pursuant to the Support Agreement for our business operations.

Our Facilities

Our principal executive offices are located at 3435 Wilshire Blvd., Suite 2925, Los Angeles, California, where we lease office space. The space serves as the location of our corporate headquarters. The lease expires in July 2029.  On July 1, 2024, the Company entered into a five-year lease agreement with the condition that the Company can terminate after 12 months of faithful performance, including no instances of default or late payments of rent.  Expenses related to the lease totaled $3,000 for the year ended December 31, 2024.

Reverse Aging Platform Facilities

With respect to our Reverse Aging Platform business, we have three (3) manufacturing partners in the United States at the following facilities:

Company Name	Address	Remark
Simplified Supplement Solutions	2595 West Custer Rd, Suite C, Salt Lake City, UT 84104	cGMP, FDA-certified facility
Karepak	585 Hi Tech Pkwy, Suite B, Oakdale, CA 95361	cGMP, FDA-certified facility
INVAPHARM	1320 West Mission Blvd, Ontario, CA 91762	cGMP, FDA-certified facility

These manufacturing partners are selected based on their product-specific expertise. Smaller facilities are utilized for low-volume, customized production; larger facilities are allocated for mass production. Manufacturing volumes are distributed to reduce lead time risk and ensure production stability. Each facility is responsible for specific product categories based on capability and capacity.  We have one contract with Simplified Supplement Solutions (“Simplified”), which is summarized above in the subsection titled “Manufacturing Partner Agreement”.  We do not have contracts in place with Karepack or INVAPHARM, but instead receive terms and conditions on a per order basis from each of these manufacturers.

CJ Logistics is located at 18805 South Laurel Park Road, Rancho Dominguez, CA 90220.  ROKIT America operates an integrated logistics system through a 3PL partnership with CJ Logistics in Los Angeles. This includes inventory management, order processing, and direct-to-consumer (B2C) shipping services for our Reverse Aging Platform dietary bio-supplement products.

Organ Regeneration Platform Facilities

ROKIT Healthcare is the official designer, developer, and legal manufacturer of the following medical devices:

Product Name	Brand Name (Trade name)	Model Name
Sterile Single-use Fat Separator (“Fat Separator”)	Dr. INVIVO AI Regen KIT	ARK-001, ARK-002
3D Printer, Liquid Dispenser	Dr. INVIVO	4D2D100
Medical Image, Picture Archiving and Communication System Software	AiD Regen	AIDR-001

We have an exclusive license with ROKIT Healthcare for the use these medical devices in the Americas.  For additional details regarding our exclusive license, see the subsection titled “Business – Our Material Agreements – License Agreement” above.

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Subcontracted Manufacturer

IsoValley Co., Ltd. acts as a subcontractor for specific stages in the manufacturing process of the Fat Separator, including: Assembly, E.O. (ethylene oxide) sterilization, and primary and secondary packaging.

Summary of Facility Roles and Responsibilities

No	Company Name and Address	Responsibility	Manufacturing Activities
1	ROKIT Healthcare Inc. B-1101, B-1106, 32, Digital-ro 9-gil, Geumcheon-gu, Seoul, 08512, Republic of Korea	Legal and Physical Manufacturer	Inspection, quality control and storage of Fat Separator; Final release of Fat Separator;
2	IsoValley Co., Ltd. 2F, 25-9, Nojanggongdan-gil, Jeondong-myeon, Sejong-si, Republic of Korea	Physical Manufacturer	Assembling, primary/secondary packaging of Fat Separator
	IsoValley Co., Ltd. 144, Dongsin-gil, Jeonui-myeon, Sejong-si, Republic of Korea		Sterilization of Fat Separator

We believe that our facilities are adequate for our current and anticipated near-term needs and that suitable additional or substitute space would be available if needed.

Legal Proceedings

From time to time, we may be party to litigation arising in the ordinary course of business. We are currently not a party to any material legal proceedings and, to the best of our knowledge, no material legal proceedings are currently pending or threatened. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information, as of the date of this prospectus, concerning our executive officers:

Name	Age	Position
Seok Hwan You	68	Chief Executive Officer and Chairman of the Board of Directors
HaYoung Kim	51	Chief Financial Officer and Director
Seong Mo Jee	43	Chief Strategy Officer
Min Gu Lee	38	Chief Medical Officer
Won Kyung Choi	47	Chief Technology Officer
Wooyoung Kim	32	Chief Operation Officer
Min Kyoung Choi	39	Chief Legal Officer

The following is a biographical summary of the experience of our executive officers and employee directors.

Seok Hwan You: Mr. You has served as the Chairman of the Board of Directors and Chief Executive Officer of ROKIT HEALTHCARE Inc. since its founding in 2012, initially established under the name “ROKIT,” and as the Chairman and Chief Executive Officer of ROKIT America, Inc. since July 2019. He brings over four decades of leadership experience across the healthcare, biotechnology, and industrial sectors.

Mr. You began his career at GM-Daewoo, where he spent 20 years and became the youngest Chief Operating Officer of its European headquarters in Poland. From 2001 to 2007, he served as Vice President of Asia-Pacific at Tyco International and concurrently held the role of Country President for Korea. He subsequently joined Celltrion Healthcare, where he served as President from 2007 to 2012 and played a significant role in expanding its global operations. Following this, he served as Chief Executive Officer of Quest Pharma from 2012 to 2015.

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In 2012, Mr. You founded ROKIT (currently ROKIT Healthcare Inc.), a company specializing in artificial intelligence-based personalized organ regeneration platforms, 3D bioprinting, and precision medicine solutions. Under his leadership, the Company has commercialized regenerative medical products across multiple regions, including the United States, Europe, the Middle East, South America, and Asia. Its flagship technology, the Organ Regenerative Platform for the treatment of diabetic foot ulcers, has been successfully exported internationally, and the Company is expanding its pipeline into cartilage and kidney regeneration.

Mr. You led ROKIT Healthcare Inc. through its successful initial public offering on KOSDAQ in May 2025. He has been recognized with numerous industry honors, including designation as a Global Small Giant 1,000+ company (2024), Global IP Star Company, and Pre-Unicorn Enterprise by the Korean Ministry of SMEs and Startups and the Korea Technology Finance Corporation. His additional recognitions include the GDIN Excellence Award (2023), GSMA M360 APAC Top Innovator Award (2023), Korea ICT Award – Special Prize (2023), Top Management Award for Technological Innovation (2021), and the Top 50 Healthcare Company Award from the International Forum on Healthcare Advancement (2019). Most recently, he received the Award for Outstanding Technology Innovation from the Ministry of Science and ICT (2025), the “Technology Innovation” category of the 6th Korea Top CEO Awards hosted by The Chosun Ilbo (2025), and was recognized as an “Outstanding Performer in the ICT Fund Program” by the Ministry of Science and ICT (2024).

HaYoung Kim:  Mr. Kim has served as Director and Chief Financial Officer of ROKIT America, Inc. since June 2025. He brings over twenty years of experience in corporate finance, mergers and acquisitions, and strategic advisory services across both U.S. and Korean markets. Since 2014, Mr. Kim has also served as the Chief Executive Officer of IFN Partners Co., Ltd., a Korea-based advisory firm focused on mergers and acquisitions, initial public offering consulting, and financial strategy. In this capacity, he has directed and advised on a wide range of complex domestic and cross-border transactions. His experience includes advising on the acquisitions of multiple listed corporations in Korea, the acquisition of a mid-sized construction company by a leading industrial group, and the acquisition of a digital device and software developer by a KOSDAQ-listed corporation. He also advised on the sale of Korea’s first biodiesel company and structured the buyout of a privately held enterprise that subsequently achieved a reverse listing through a merger with a KOSDAQ-listed acquirer.

In addition, Mr. Kim has advised an education services provider in successfully achieving a KOSDAQ listing, provided guidance to a domestic conglomerate in its U.S. acquisition through a triangular merger, and conducted valuation analyses in connection with the M&A of a KOSDAQ-listed manufacturing company. He has further offered strategic consulting to a U.S.-based private company, and advised a Korean technology startup on its planned Nasdaq listing. These transactions demonstrate his expertise in valuation, capital markets, and structuring of cross-border deals.

Prior to establishing IFN Partners, Mr. Kim held senior executive positions in both the U.S. and Korea. From 2011 to 2013, he served as Chief Executive Officer of Unidym, Inc., a U.S.-based nanotechnology company. From 2007 to 2011, he was Chief Financial Officer of Wise Power Co., Ltd., a KOSDAQ-listed company. Earlier in his career, he was Director of Valuation and Investment at ValueI Co., Ltd. from 2001 to 2007, following his initial work as a Senior Researcher at KDU in 2000.

Mr. Kim earned his M.B.A. from Indiana State University in the United States and holds the professional designation of Financial Risk Manager (FRM). His extensive background in corporate finance, M&A advisory, and IPO consulting, combined with his experience in both Korean and U.S. markets, provides significant value to ROKIT America’s financial strategy and capital markets activities.

Seong Mo Jee:  Mr. Jee has served as the Chief Strategy Officer of ROKIT America since July 2025. He has more than a decade of experience in global business development and commercialization in the biotechnology and medical device industries. Mr. Jee joined ROKIT Healthcare in July 2021 and has since held progressive leadership roles. He served as Business Leader of the Organ Regeneration Platform 1 from July 2021 to August 2023, Vice President from August 2023 to January 2025, and was appointed President in January 2025. In these roles, he has led international business development, clinical collaborations, and the commercialization of regenerative medicine platforms across more than 40 countries.

Earlier in his career, Mr. Jee held senior sales and business development positions with multinational and KOSDAQ-listed companies, including SalesWorks Korea, MedyTox Inc., and Osstem Implant Co., Ltd. Mr. Jee’s qualifications to serve as Chief Strategy Officer include his expertise in global market expansion, cross-border regulatory pathways, and strategic partnership development in healthcare and biotechnology.

Min Gu Lee:  Mr. Lee is the Chief Medical Officer of ROKIT America, Inc.  Since 2019, Mr. Lee has also served as President of ROKIT Healthcare. In this role, he has managed organizational strategy, directed global business planning, and built partnerships with hospitals, research institutions, and industry stakeholders. Mr. Lee is a licensed medical doctor (M.D.) from Gachon University. He has more than five years of experience in healthcare R&D and product commercialization, with a strong focus on FDA regulatory compliance, clinical development, and product planning. His expertise spans the translation of early-stage technologies into clinical applications, navigating complex regulatory pathways, and scaling innovative healthcare solutions globally. Mr. Lee has consistently demonstrated strategic leadership at the intersection of medicine, biotechnology, and international business.

Won Kyung Choi: Mr. Choi has served as the Chief Technology Officer of ROKIT America, Inc. since September 2025, Mr. Choi has also served as Vice President of Global Business Development for the Kidney Regeneration Platform at ROKIT HEALTHCARE Inc. He is responsible for the commercialization strategy of the kidney regeneration platform for chronic kidney disease and other renal disorders, as well as overseeing global business development activities.

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Mr. Choi has extensive experience in global market expansion and cross-border regulatory pathways in medical devices and advanced therapies. He has built partnerships with global pharmaceutical and biotechnology companies, hospitals, distributors, and regulatory bodies across Asia, Europe, and the Americas. His background in biology and biostatistics, combined with expertise in clinical collaborations and product commercialization, provides valuable contributions to the Company’s board and international operations. Mr. Choi holds a Bachelor of Science in Biology from the University of Utah and a Master of Public Health in Biostatistics from Saint Louis University.

Min Kyoung Choi: Ms. Choi has served as the Chief Legal Officer of ROKIT America, Inc. since July 2021. She first joined ROKIT HEALTHCARE Inc. in 2019, where she provided legal and regulatory support for its global operations across approximately 40 jurisdictions, including the United States, Europe, and the Middle East. Earlier in her career, Ms. Choi worked for several years as an Associate Attorney at a law firm in New York. She holds a Juris Doctor (J.D.) from the University of Maine School of Law and a Bachelor’s degree in Economics from New York University.

Woo Young Kim:  Ms. Kim has served as the Chief Operating Officer of ROKIT America, Inc. since June 2025. She has extensive experience in operations, finance, and capital markets support within the healthcare and biotechnology sectors.  Ms. Kim joined ROKIT Healthcare Inc. in 2019 as a member of the Reverse-Aging Strategic Business Unit, where she was responsible for product planning, sales, sales management, and marketing. In 2021, she transitioned to the finance team of ROKIT Healthcare Inc. and subsequently undertook operations and finance responsibilities at ROKIT America, Inc. In her finance role, she managed cash operations and oversaw treasury planning and related activities for ROKIT Healthcare and its subsidiaries, including ROKIT America.

Ms. Kim played a key role in the 2025 KOSDAQ listing of ROKIT Healthcare Inc. in May 2025. Ms. Kim earned a double major in Journalism and Business from Handong Global University in Korea.

Non-Employee Directors

The following table sets forth certain information, as of the date of this prospectus, concerning our independent non-employees who serve on our board of directors:

Name	Age	Position
Dr. Wan Doo Kim	68	Director
Dr. Seung-il Shin, Ph.D.	86	Director
Kwang Bon Ko	55	Director

The following is a biographical summary of the experience of our independent non-employee directors.  The

Dr. Wan Doo Kim: Dr. Wan Doo Kim has been director of the Company since September 2025. He is a recognized pioneer of 3D bioprinting in Korea, initiating research in the field in 2005 and later leading a national research and development project between 2015 and 2019 that developed skin 3D printing technologies. He holds multiple patents in 3D bioprinting that are closely related to the Company’s Organ Regeneration Platform business. Dr. Kim is a Distinguished Research Fellow at the Korea Institute of Machinery and Materials (KIMM) and has held leadership roles including Vice President of KIMM, Chair of the Korean Society of Mechanical Engineers, and Advisor to the Korean Medical 3D Printing Society. He has also served on national-level committees such as the Presidential Advisory Council on Science and Technology. His contributions have been recognized with major awards, including the Medal of Science and Technology (2008), the National Green Technology Award (2012), and the Top 10 Machinery Technologies of the Year (2018) for 3D bioprinting.  We believe Dr. Kim’s extensive expertise in 3D bioprinting and advanced manufacturing, combined with his advisory and academic leadership, provides valuable insights to the Company’s board of directors.

Dr. Seung-il Shin, Ph.D.: Dr. Shin has been a director of the Company since September 2025.  Dr. Shin is an internationally recognized scientist and leader in biochemistry, cell biology, and global health, with over five decades of academic, industry, and nonprofit experience.  Dr. Shin received his B.A. in Chemistry from Seoul National University and his Ph.D. in Biochemistry and Cell Biology from Brandeis University in 1968. He conducted postdoctoral research at the Institute of Human Genetics in Leiden, Netherlands, and served as a Visiting Scientist at the National Institute for Medical Research in London. He was a founding member of the Basel Institute of Immunology in Switzerland and subsequently served as Professor of Genetics at the Albert Einstein College of Medicine in New York from 1972 to 1986. Beyond academia, Dr. Shin has held numerous leadership roles bridging biotechnology and global health. He was the Founding President of Eugene Tech International in New Jersey, a Senior Health Advisor at the United Nations Development Program (UNDP) in New York, and Director of the UNDP IVI Project in Korea. He later served as Senior Advisor for International Development at VaxGen in California and was a co-founder and board member of Celltrion, Korea, where he also chaired its Scientific Advisory Board.  We believe Dr. Shin’s extensive academic, scientific, and global leadership experience, together with his background in international health and biotechnology, provides significant expertise to the Company’s board in advancing global strategy, regulatory insight, and innovation in the life sciences.

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Kwang Bon Ko: Mr. Ko has served as a director of the Company since September 2025.  He has served as an Editorial Writer and Senior Reporter at the Seoul Economic Daily since 2017, focusing on the bio-healthcare sector. In this role, he has organized and led numerous domestic and international forums on advanced bio and healthcare innovation, including the annual Seoul Forum, which brought together global experts from academia, government, and industry. He also hosted the Korea-U.S. Science and Technology Innovation Forum in Washington, D.C. and the CES Forum in Las Vegas, fostering collaboration between Korea and the United States in science, technology, and healthcare. In addition, Mr. Ko currently serves as a Director and Executive Officer of the AI Human Society (since 2023). He previously served as Director General of the Seoul Forum on Advanced Bio Subjects (2021–2023) and as Secretary-General of the University and Government-funded Research Institute Entrepreneurship Forum (2020–2024). Mr. Ko holds an M.B.A. and has completed doctoral coursework in engineering. His extensive experience in covering and convening bio-healthcare leaders, combined with broad networks across industry, academia, and government, provide valuable insight to the Company’s board in areas of global strategy, innovation ecosystems, and healthcare industry trends.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Scientific Advisory Board

We have a scientific advisory board, comprised of the following world-renowned scientists with relevant expertise, which helps guide our research and development efforts.

James J. Yoo, MD, PhD: Dr. Yoo is a Professor and Associate Director at the Wake Forest Institute for Regenerative Medicine, where he is recognized for his pioneering work in tissue engineering and regenerative medicine. His expertise spans cell biology, biomaterials, and the clinical translation of novel cell-based therapies. Dr. Yoo has contributed to the development of functional tissue and organ repair technologies, including applications in bladder, urethra, vaginal reconstruction, and muscle cell therapy for incontinence. He has published more than 150 scientific papers and is an inventor on over 30 patents in the field of regenerative technologies. Dr. Yoo’s extensive experience in advancing laboratory discoveries into clinical applications is expected to provide valuable guidance to our Scientific Advisory Board.

Board Composition

Our Board currently consists of five members. Each of our directors will serve until our next annual meeting of stockholders or until his or her successor is elected and duly qualified. Our Board is authorized to appoint persons to the offices of Chair of the Board of Directors, Vice Chair of the Board of Directors, Chief Executive Officer, President, one or more Vice Presidents, Chief Financial Officer, Treasurer, one or more Assistant Treasurers, Secretary, one or more Assistant Secretaries, and such other officers as may be determined by the Board. The Board may also empower the Chief Executive Officer, or in absence of a Chief Executive Officer, the President, to appoint such other officers and agents as our business may require. Any number of offices can be held by the same person.

Director Independence

Our Board has determined that three members of its directors qualify as independent directors, as determined in accordance with the rules of the Nasdaq Stock Market (“Nasdaq”). Under the applicable Nasdaq listing requirements for the Nasdaq, we are permitted to phase in our compliance with the majority independent board requirement of the Nasdaq rules within one year of our listing on the Nasdaq. The director independence definition under the Nasdaq rule includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

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Board Leadership Structure

Our board of directors is currently chaired by Seok Hwan You, our Chief Executive Officer. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our Board has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our Board to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk. Cybersecurity risk is a key consideration in our operational risk management capabilities. We are in the process of instituting a formal information security management program, which will be subject to oversight by, and reporting to, our Board. Given the nature of our operations and business, cybersecurity risk may manifest itself through various business activities and channels and is thus considered an enterprise-wide risk which is subject to control and monitoring at various levels of management throughout the business. Our Board will oversee and review reports on significant matters of corporate security, including cybersecurity. In addition, we maintain specific cyber insurance through our corporate insurance program, the adequacy of which is subject to review and oversight by our Board.

Our audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, our audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. Our compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. Matters of significant strategic risk are considered by our Board as a whole.

Committees of our Board of Directors

Our Board has established the following three standing committees: audit committee, compensation committee, and nominating and governance committee. Our Board has adopted written charters for each of these committees. Upon the listing of our common stock on the Nasdaq Market, we intend to make each committee’s charter available under the Corporate Governance section of our website at www.rokitamerica.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. All members of the Audit and Compensation Committees will meet the criteria for independence.

Audit Committee

The members of our audit committee are           .             serves as the chairperson of the committee. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in Nasdaq rules and has sufficient knowledge in financial and auditing matters to serve on the audit committee. In addition, our board of directors has determined that each member of the audit committee meets the heightened independence requirements for audit committees required under Section 10A of the Exchange Act and related SEC and Nasdaq rules. Our board of directors has determined that Mr. Hoffman is an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s primary responsibilities include, among others:

1.	Selection and Fees of the Company Independent Auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent public accountants (including resolution of disagreements between management and the independent public accountant regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, and, where appropriate, terminate and replace such firm. Such independent public accountants will report directly, and be ultimately accountable, to the Committee.
2.	Scope of Audit. The Audit Committee is responsible for reviewing, evaluating and approving the annual engagement proposal of the independent public accountants (including the proposed scope and approach of the annual audit).
3.	Pre-Approval of Audit and Non-Audit Services. The Audit Committee is responsible for pre-approving all auditing services and all non- auditing services to be performed by the independent public accountants.
4.	Statement from Independent Public Accountants. Obtain and review from the independent public accountants at least annually a formal written statement regarding: (a) the independent public accountants’ internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent public accountants, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the independent public accountants, and any steps taken to deal with any such issues; and (c) in order to assess the independent public accountants’ independence) all relationships between the independent public accountants and the Company.

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5.	Review of the Independent Public Accountants. At least annually, evaluate the independent public accountants’ qualifications, performance and independence, including a review and evaluation of the lead partner of the independent public accountants. Ensure that the lead or coordinating audit partner having primary responsibility for the audit or review and the concurring or reviewing audit partner of the independent public accountants are rotated at least every five years and that other audit partners (as defined by the SEC) are rotated at least every seven years in accordance with rules promulgated by the SEC. Consider whether there should also be a regular rotation of the independent accountants. Present conclusions with respect to the independent public accountants to the full Board.
6.	Annual and Quarterly Financials. Review and discuss with management and the independent public accountants the Company’s annual and quarterly financial statements (including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, when subject to the reporting requirements of the Exchange Act and the independent public accountants’ reviews of the quarterly financial statements, when applicable), prior to the release of such information.
7.	Accounting Principles. Review with management and the independent public accountants (a) material accounting principles applied in financial reporting, including any material changes in the selection or application of accounting principles followed in prior years; (b) any items required to be communicated by the independent public accountants in accordance with Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 1301; and (c) analyses prepared by management and/or the independent public accountant setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
8.	Internal Audit and Controls. Review the budget, qualifications, activities, effectiveness and organizational structure of the internal audit function, when and if established by the Board, and the performance, appointment and replacement of any lead internal auditor, and review summaries of material internal audit reports and management’s responses. Review major issues as to the adequacy of the Company’s internal controls and any steps for remediation to be adopted in light of control deficiencies.
9.	Risk Management. Periodically discuss policies with respect to risk assessment and risk management, and the Company’s plans to monitor, control and minimize such risks and exposures, with the independent public accountants, internal auditors and management.
10.	Committee Report. Prepare the annual report included in the Company’s proxy statement as required by the proxy rules issued or enforced by the SEC upon becoming subject to the 1934 Act.
11.	Complaints. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The foregoing is specifically addressed via the Company’s Whistleblower Program wherein the Committee will review and reassess the adequacy of the Whistleblower Program at least annually and recommend any proposed changes to the Board, as appropriate.

Compensation Committee

The members of our compensation committee are           .            serves as the chairperson of the committee. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in Nasdaq rules and is a “non-employee director” under Rule 16b-3 under the Exchange Act. In addition, our board of directors has determined that each member of the compensation committee meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules.

Nominating and Governance Committee

The members of our nominating and governance committee are         .          serves as the chairperson of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in Nasdaq rules.

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Board Diversity

Our nominating and governance committee will be responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and governance committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Our Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Conduct

We have adopted a Code of Business Conduct and Ethics applicable to our employees, officers and directors. Upon completion of the offering, we intend to make our Code of Business Conduct and Ethics available under the Corporate Governance section of our website at www.rokitamerica.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We intend to disclose any future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of these provisions, on our website or in our filings with the SEC under the Exchange Act.

Limitation of Liability and Indemnification

Our Certificate of Incorporation (“Charter”), and our bylaws (“Bylaws”) provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”). In addition, the Charter provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we have entered into or plan to enter into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

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EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

We have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section discusses the executive compensation program for our named executive officers who are listed in the “—Summary Compensation Table” below. For the fiscal year ended December 31, 2024, our “named executive officers” and their positions were as follows:

•	Seok Hwan You, Chief Executive Officer and Chairman of the Board of Directors
•	Min Gu Lee, Chief Medical Officer
•	Seoung Mo Jee, Chief Strategy Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” and a “smaller reporting company,” each as defined under SEC rules, we are not required to include a compensation discussion and analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies and/or smaller reporting companies.

2024 Summary Compensation Table

The following table represents information regarding the total compensation awarded to, earned by or paid to our named executive officers during the fiscal year ended December 31, 2024.  Our Chief Financial Officer, HaYoung Kim, joined us in May 2025 and as such is not a named executive officer for fiscal year 2024.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Total ($)(2)
Seok Hwan You, Chief Executive Officer	2024	$206,198	-	$206,198

Min Gu Lee, Chief Medical Officer	2024	$166,801	$91,729	$258,529

Seoung Mo Jee, Chief Strategy Officer	2024	$129,525	$68,796	$198,321

(1)

In accordance with SEC rules, amounts in this column reflect the aggregate grant date fair value of stock options granted computed in accordance with ASC 718, rather than the amounts paid or realized by the named individual. Represents the value of options to purchase stock of ROKIT Healthcare. Stock options were granted on March 29, 2024. These options will best in three installments, h 30, 2027 to March 29, 2030 at 30%, 30%, and 40% of all stock options when each individual named executive officer has worked for ROKIT Healthcare for 3, 4, and 5 years, respectively, from the grant date.

(2)

Total compensation reflects the total compensation paid to our named executive officers as employees of our parent company, ROKIT Healthcare, and are exercisable for shares of ROKIT Healthcare.  The totals in the Summary Compensation Table include salary and other cash compensation converted from South Korean Won (KRW) to USD based on the average exchange rate for the year ended December 31, 2024.  Stock option values represent the grant date fair value of the options granted, determined in KRW and converted to USD using the same exchange rate on the grant date. The Company did not pay any compensation to its named executive officers during the year ended December 31, 2024.

Base Salaries

The Company did not pay a base salary to any of our named executive officers during the year ended December 31, 2024.  The totals reflected above in the Summary Compensation Table reflect amounts paid to our named executive officers by ROKIT Healthcare, our parent company.  However, in the future, we may elect to pay each of our executive officers a base salary commensurate with their expertise, skills, knowledge and experience. The base salary of each of our executive officers will be evaluated annually, and may be adjusted to reflect the nature, responsibilities, and duties of the officer’s position, the officer’s expertise, demonstrated leadership ability, and prior performance, the officer’s salary history and total compensation, including annual equity incentive awards, or the competitiveness of the officer’s base salary.

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Equity Compensation

Moving forward, we believe that to attract and retain management, key employees and non-management directors, the compensation paid to these persons should include, in addition to base salary, annual equity incentives. Our Compensation committee will determine the amount and terms of equity-based compensation granted to each individual. In determining whether to grant certain equity awards to our executive officers, the Compensation Committee will assess the level of the executive officer’s achievement of meeting individual goals, as well as the executive officer’s contribution towards goals of the Company. Whenever possible, equity incentive awards will be granted under our equity incentive plan, described below.

Employment Agreements with our Named Executive Officers

During the year ended December 31, 2024, we did not enter into any employment agreements with our named executive officers.

During fiscal year 2025, we entered into the Advisory Services Agreement with our Chief Financial Officer as described below:

Advisory Service Agreement

On May 2, 2025, the Company entered into an Advisory Service Agreement with CKIUFC, Inc., an entity controlled by HaYoung Kim, the Company’s Chief Financial Officer (the “Advisory Service Agreement”).  Pursuant to the Advisory Service Agreement, CKIUFC agreed to provide operational advisory services for the Company, to provide advisory services related to the Company’s listing on a U.S. trading market, to perform the duties of the Chief Financial Officer of the Company and other ancillary services related to the foregoing, including process advisory services.  In exchange for such services, the Company agreed to pay CKIUFC an aggregate consulting fee of $450,000, which is subject to the satisfaction of certain conditions and milestones including the submission of an initial draft registration statement with the SEC, upon clearing all comments and issues with the SEC regarding this registration statement and the successful listing of the Company’s shares of common stock on Nasdaq.  The Company also agreed to pay CKIUFC a success fee comprised of 641,028 newly issued shares of common stock of the Company, which will be paid upon the Company’s successful listing on Nasdaq.  The Advisory Service Agreement automatically expires on December 31, 2026 unless either party provides written notice of termination prior to the expiration date.  The Advisory Service Agreement may also be terminated if either party breaches any of their respective obligations under the Advisory Service Agreement and upon the non-breaching party’s written notice to the breaching party regarding such breach.

The foregoing description of the Advisory Service Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Advisory Service Agreement, which is filed as Exhibit 10.6 to the registration statement of which this prospectus is made a part.

ROKIT Healthcare has entered into employment agreements with Messrs. Lee and Jee as described below:

Employment Agreement between Min-Gun Lee and ROKIT Healthcare

On May 14, 2019, ROKIT Healthcare entered into an employment agreement with Min Gu Lee.  Pursuant to Mr. Lee’s employment agreement, he is entitled to an annual base salary of KRW82,000,000.  Mr. Lee is also subject to non-competition provisions effective during his employment with ROKIT Healthcare and after retirement.

The foregoing description of Mr. Lee’s employment agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of his employment agreement, which is filed as Exhibit 10.7 to the registration statement of which this prospectus is made a part.

Employment Agreement between Seoung Mo Jee and ROKIT Healthcare

On July 10, 2021, ROKIT Healthcare entered into an employment agreement with Seoung Mo Jee.  Pursuant to Mr. Lee’s employment agreement, he is entitled to an annual base salary of KRW100,000,000.  Mr. Jee is also subject to non-competition provisions effective during his employment with ROKIT Healthcare and after retirement.

The foregoing description of Mr. Jee’s employment agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of his employment agreement, which is filed as Exhibit 10.8 to the registration statement of which this prospectus is made a part.

Equity Compensation Plans

The Company did not have any equity compensation plans as of December 31, 2024.  However, in connection with this offering, the Company and the Board of Directors intend to adopt a new omnibus equity incentive plan.

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Outstanding Equity Awards at December 31, 2024

Name	Option awards(1)
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price(2) ($)	Option expiration date
Seok Hwan You	-	-	-	-
Min Gu Lee	-	35,000	-	$11.24	March 29, 2030
Seoung Mo Jee	3,000	32,000	-	$12.73	March 29, 2030

(1)

The options in this table reflect options granted to the named executive officers as employees of our parent company, ROKIT Healthcare, and are exercisable for shares of ROKIT Healthcare. The Company did not grant any stock options to its named executive officers during the year ended December 31, 2024.

(2)	Represents the weighted average exercise price of the options.

Director Compensation

In the year ended December 31, 2024, no compensation was paid to both the employee and non-employee members of our board of directors.

Non-Employee Director Compensation Policy

Our board of directors has adopted a non-employee director compensation policy that will continue upon the effectiveness of the registration statement of which this prospectus is a part. The policy will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions or series of transactions since January 1, 2023, or currently proposed transactions or series of transactions, to which we were, or will be, a party, in which the amount involved exceeds the lesser of (a) $120,000, or (b) one percent of our average total assets at year end for the last two completed fiscal years, and in which any of our directors, executive officers, or to our knowledge, beneficial owners of 5% or more of our capital stock, or 5%+ security holders, or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

The Company is affiliated with ROKIT Healthcare, which has 100% ownership of the Company, and it transacts a portion of its business with ROKIT Healthcare.

The following tables summarize information with regard to assets and liabilities from ROKIT Healthcare outstanding as of December 31, 2025 and December 31, 2024.

	December 31, 2025	December 31, 2024
Accounts receivable	$	$1,274,674
Total assets from related party	$	$1,274,674

	December 31, 2025	December 31, 2024
Accounts payable	$	$241,634
Total liabilities from related party	$	$241,634

For the years ended December 31, 2025 and December 31, 2024, the revenue from ROKIT Healthcare was $XXX and $389,477, respectively. For the same periods, the Company incurred selling, general and administrative expenses of $XXX and $356,240 payable to ROKIT Healthcare under the Payment Service Supply Agreement and Support Agreement.

License Agreement

As described above in “Business – Our Material Agreements – License Agreement,” we entered into the License Agreement with our parent company, ROKIT Healthcare, for the Licensed Products and Licensed IP underlying our Organ Regeneration Platform.  Under the License Agreement, the Company is obligated to pay ROKIT Healthcare low single digits royalties on the Company’s annual net sales of the Licensed Products.  As of the date of this registration statement, we have not paid ROKIT Healthcare any royalties pursuant to the License Agreement.

On August 27, 2025 (the “Effective Date”), we entered into the Intellectual Property License Agreement with ROKIT Healthcare (the “License Agreement”), our parent company and the Licensor under the agreement, pursuant to which we were granted an exclusive, irrevocable, sublicensable, non-transferable (other than as set forth therein), right and license to use certain licensed copyrights, data, improvements, know-how, patents, software and trademarks (collectively, the “Licensed IP”) to make, have made, use, offer to sell, sell, have sold, import and export the products of ROKIT Healthcare for our Organ Regeneration Platform in South America and North America (collectively, the “Americas”), including: (A) the 3D bioprinter currently marketed under the name ‘Dr. INVIVO 4D2D’ and ‘APLICOR 3D’; (B) a set of organ regeneration kit currently marketed under the name ‘Dr. INVIVO AI Regen KIT’ and ‘APLICOR 3D KIT’, (C) AI-assisted wound scanning software currently marketed under the name ‘AiD Regen’ and all other products and services that are covered or embodied by or that use, incorporate or contain processes or methods that are described in, relate to, or are covered or embodied by (x) one or more claims, on a country by country basis, of an unexpired issued or granted patent, provided the claim has not been admitted by the ROKIT Healthcare or otherwise caused to be invalid or unenforceable through reissue, disclaimer, or otherwise, or held invalid or unenforceable by a governmental authority of competent jurisdiction from whose judgment no appeal is allowed or timely taken and/or (B) any other licensed intellectual property in each case as may be agreed in writing by ROKIT Healthcare and the Company prior to commercialization (collectively, the “Licensed Products”).

The term of the License Agreement commenced on the Effective Date and continues in perpetuity unless terminated in accordance with its terms. Under the License Agreement, the Company may use and exploit the Licensed IP to conduct its business in the Americas, including, but not limited to, using the Licensed IP on the Licensed Products and on packaging, documentation (e.g., user manuals and product specification sheets), advertising (whether in print, broadcast, digital or other media) and other marketing materials used in furtherance of or otherwise in connection with the commercialization of the Licensed Products in the Americas.  The Company is also permitted to copy, reproduce, modify, publish, display, publicly perform and make derivative works based on the licensed copyrights in the Americas, incorporate the Licensed IP and Licensed Products into systems and/or services within the Americas, and develop any modifications, corrections and/or improvements to the Licensed IP and/or Licensed Products, developed by either ROKIT Healthcare or the Company, and other products and services, based on the Licensed IP in the Americas.

In consideration for the rights granted under the License Agreement, the Company is obligated to pay ROKIT Healthcare low single digits royalties on the Company’s annual net sales of the Licensed Products.  The foregoing description of the License Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the License Agreement, which is filed as Exhibit 10.1 to this registration statement.

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Service Sharing and Support Agreements

As described above in “Business — Our Material Agreements — Service Sharing and Support Agreement,” we entered into the Support Agreements with our parent company, ROKIT Healthcare, on January 2, 2023 pursuant to which ROKIT Healthcare shall provide certain financial, legal, human resources, sales and marketing management services and in return the Company is obligated to reimburse ROKIT Healthcare for such services. For the years ended December 31, 2025 and December 31, 2024, the Company was invoiced for an aggregate of $XXX and $317,017, respectively, to ROKIT Healthcare pursuant to the Support Agreements.

Payment Service Supply Agreement

As described above in “Business — Our Material Agreements — Payment Service Supply Agreement,” we entered into the Payment Service Supply Agreement with our parent company, ROKIT Healthcare, on February 28, 2020, pursuant to which ROKIT Healthcare provides payment and overseas remittance services in connection with its purchase of good on behalf of consumers from the Company. The original term of the contract was until December 31, 2020 and it automatically renews in one-year increments unless either of the parties notifies the other of their intention to amend or terminate the contract in writing at least one month prior to its expiration.  For the years ended December 31, 2025 and December 31, 2024, the Company was invoiced for an aggregate of $XXX and $39,223, respectively, by ROKIT Healthcare under the Payment Service Supply Agreement. The foregoing description of the Payment Service Supply Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Payment Service Supply Agreement, which is filed as Exhibit 10.5 to the registration statement of which this prospectus is made a part.

Advisory Service Agreement

As described above in “Executive and Director Compensation — Employment Agreements with our Named Executive Officers — Advisory Service Agreement,” we entered into the Advisory Service Agreement with CKIUFC, Inc., an entity controlled by HaYoung Kim, the Company’s Chief Financial Officer, pursuant to which, CKIUFC agreed to provide operational advisory services for the Company, to provide advisory services related to the Company’s listing on a U.S. trading market, to perform the duties of the Chief Financial Officer of the Company and other ancillary services related to the foregoing, including process advisory services In exchange for such services, the Company agreed to pay CKIUFC an aggregate consulting fee of $450,000, which is subject to the satisfaction of certain conditions and milestones, including the submission of an initial draft registration statement with the SEC, upon clearing all comments and issues with the SEC regarding this registration statement and the successful listing of the Company’s shares of common stock on Nasdaq.  The Company also agreed to pay CKIUFC  a success fee comprised of 641,028 newly issued shares of common stock of the Company, which will be paid upon the Company’s successful listing on Nasdaq. The Advisory Service Agreement automatically expires on December 31, 2026 unless either party provides written notice of termination prior to the expiration date.  The Advisory Service Agreement may also be terminated if either party breaches any of their respective obligations under the Advisory Service Agreement and upon the non-breaching party’s written notice to the breaching party regarding such breach.

For the year ended December 31, 2025 and thus far in fiscal year 2026, the Company paid an aggregate of $XXX and $XXX, respectively, pursuant to the Advisory Service Agreement.  The foregoing description of the Advisory Service Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Advisory Service Agreement, which is filed as Exhibit 10.6 to the registration statement of which this prospectus is made a part.

Related Party Transaction Policy

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof). Accordingly, our Board has adopted a written policy addressing the approval of transactions with related persons, in conformity with the requirements for issuers having publicly held common stock listed on the Nasdaq. Pursuant to our Related Persons Transactions Policy (the “Policy”), any related-person transaction, and any material amendment or modification of a related-person transaction, is required to be reviewed and approved or ratified by the Board’s audit committee, which shall be composed solely of independent directors who are disinterested, or in the event that a member of the audit committee is a Related Person, as defined below, then by the disinterested members of the audit committee; provided, however, that in the event that management determines that it is impractical or undesirable to delay the consummation of a related person transaction until a meeting of the audit committee, then the Chair of the audit committee may approve such transaction in accordance with this policy; such approval must be reported to the audit committee at its next regularly scheduled meeting. In determining whether to approve or ratify any related person transaction, the audit committee must consider all of the relevant facts and circumstances and shall approve only those transactions that are deemed to be in the best interests of the Company.

Pursuant to our Policy and SEC rules, a “related person transaction” includes any transaction, arrangement or relationship which: (i) the Company is a participant; (ii) the amount involved exceeds $120,000; and (iii) an executive officer, director or director nominee, or any person who is known to be the beneficial owner of more than 5% of our common stock, or any person who is an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, had or will have a direct or indirect material interest (each a “Related Person”).

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In connection with the review and approval or ratification of a related person transaction:

•	Management shall be responsible for determining whether a transaction constitutes a related person transaction subject to the Policy, including whether the Related Person has a material interest in the transaction, based on a review of all of the facts and circumstances; and

•	Should management determine that a transaction is a related person transaction subject to the Policy, it must disclose to the audit committee all material facts concerning the transaction and the Related Person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 30, 2025, certain information regarding the beneficial ownership of our common stock by (i) each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock, (ii) each of our executive officers, (iii) each of our directors and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their common stock; and

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days of September 30, 2025. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 25,000,100 total shares of common stock outstanding as of September 30, 2025. Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o ROKIT America, Inc., 3435 Wilshire Blvd, Suite 2925, Los Angeles, California 90010.

Name and address of Beneficial Owner	Shares Beneficially Owned	Total Voting %	Shares of Common Stock Being Registered
5% Stockholder:
ROKIT Healthcare, Inc.	25,000,100	100%

Executive Officers and Directors
Seok Hwan You
HaYoung Kim
Seong Mo Jee
Min Gu Lee
Won Kyung Choi
Wooyoung Kim
Min Kyoung Choi
Dr. Wan Doo Kim
Dr. Seung-il Shin
Kwang Bon Ko
Directors and Executive Officers as a Group (10 persons)	0

Total Number of Shares Beneficially Owned and Being Registered	25,000,100	100%

* Less than 1%.

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DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain terms of our capital stock. Our original certificate of incorporation was filed with the State of Delaware on July 3, 2019 and was subsequently amended on September 15, 2020. However, in connection with the consummation of this offering, we will amend and restate each of our certificate of incorporation and bylaws.  Thus, the following is a description of the material terms of our certificate of incorporation and bylaws, each of which will become effective prior to the consummation of this offering, and of specific provisions of Delaware General Corporation Law (the “DGCL”). The following description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to this prospectus, and to the applicable provisions of the DGCL.

General

Our current authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share. As of September 30, 2025, and prior to consummation of this offering, there were 25,000,100 shares of our common stock issued and outstanding that were held by ROKIT Healthcare  Upon the closing of this offering and the filing of our certificate of incorporation, we will be authorized to issue           shares of common stock, par value $0.01 per share and           shares of preferred stock, par value $          per share.

Common Stock

Immediately after this offering, there will be            shares of our common stock issued an outstanding (or            shares if the option to purchase additional shares from us is exercised in full).

Voting Rights

Each holder of common stock will be entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Our Bylaws and the Charter will not provide for cumulative voting rights.

Dividend Rights

Any dividend or distribution paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of common stock (or rights to acquire shares of common stock), then the holders of the common stock shall receive common stock (or rights to acquire shares of common stock).

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of common stock, unless different treatment is approved by the majority of the voting power of the outstanding shares of common stock.

Other Matters

Holders of our common stock will have no preemptive, conversion or subscription rights, and there will be no redemption or sinking fund provisions applicable to the common stock.  Upon consummation of this offering, all outstanding shares of common stock will be validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, subject to limitations prescribed by the DGCL, to issue up to            shares of preferred stock, par value $           per share, of “blank check” preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company even if a change in control would be beneficial to the interest of our stockholders and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock and no shares of our authorized preferred stock are outstanding.

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Anti-Takeover Effects of our Certificate of Incorporation, Bylaws and Delaware Law

Certain provisions of Delaware law, as well as our certificate of incorporation and our bylaws that will become effective immediately prior to the completion of this offering, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. These provisions include the items described below. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Charter and Bylaw Provisions

The provisions of Delaware law and our Charter and Bylaws, which will become effective immediately prior to the completion of this offering, include a number of provisions that may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non- negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Each director is to hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our Charter and Bylaws will provide that any vacancy on our Board, including newly created seats, may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. Further, any directorship vacancy resulting from an increase in the size of our Board of Directors, may be filled by the election of the Board of Directors, but only for a term continuing until the next election of directors by our stockholders. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors and promotes continuity of management.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Removal of Directors

Our Charter will provide that directors may only be removed for cause and upon the affirmative vote of two-thirds of the outstanding voting power of our capital stock. Any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled only by vote of a majority of our directors then in office.

The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our Company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless certificate of incorporation of the Company in which they own stock provides otherwise. Neither our Charter nor our Bylaws provide that our stockholders shall be entitled to cumulative voting.

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Delaware Anti-Takeover Statute

Upon listing of our common stock on Nasdaq, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

Our Bylaws will provide that Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Listing

In connection with this offering, we intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “RKAM”. There is no assurance, however, that our common stock will ever be listed on the Nasdaq Global Market or any other national securities exchange.

Transfer Agent and Registrar

The Company expects to retain a transfer agent in the near future.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on Nasdaq, there has been no public market for our common stock. Sales of a substantial number of shares our common stock in the public market following our listing on Nasdaq, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

Upon our registration, a total of            shares of common stock will be outstanding, and shares will be registered under the registration statement of which this prospectus forms a part, constituting substantially all of our outstanding shares of common stock. Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our common stock may be sold after our initial listing on Nasdaq, either by the Registered Stockholders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

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Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to and in compliance with public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling common stock on behalf of our affiliates are entitled to sell shares 90 days after we become a reporting company. Within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our registration; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares of common stock on behalf of our affiliates also are subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been our affiliate during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after we become a reporting company before selling those shares under Rule 701.

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock subject to outstanding stock options or reserved for issuance under our 2025 Omnibus Stock Incentive Plan, as soon as permitted under the Securities Act. Such registration statements will automatically become effective upon filing with the SEC. However, shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

Lock-Up Arrangements

We, each of our directors and officers and our stockholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of the representatives for a period of 180 days from the closing. These lock-up agreements provide limited exceptions, and their restrictions may be waived at any time by the representatives.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations relating to the acquisition, ownership, and disposition of our common stock applicable to non-U.S. holders that purchase our common stock in this offering and hold it as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons,” as defined under the “Code, (“U.S. persons”) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based on current provisions of the Code, final, temporary and proposed Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described herein. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, other U.S. federal tax, the alternative minimum tax, or the unearned income Medicare contribution tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks, insurance companies and other financial institutions;

•	brokers or dealers or traders in securities;

•	tax-exempt organizations;

•	pension plans;

•	persons who hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	non-U.S. governments; and

•	U.S. expatriates and former citizens or long-term residents of the United States.

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THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions

As discussed under “Dividend Policy” above, we do not expect to make distributions on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a tax-free return of capital of the non-U.S. holder’s investment and be applied against and reduce a non-U.S. holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “Gain on Sale or Other Disposition of Common Stock.” Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below we or the applicable withholding agent may treat the entire distribution as a dividend. Any such distributions will also be subject to the discussions below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements.”

Subject to the discussion in the next two paragraphs, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends we pay to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder) will generally be exempt from the U.S. federal withholding tax described above, if the non-U.S. holder complies with applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

Gain on Sale or Other Disposition of Common Stock

Subject to the discussion below under the headings “FATCA” and “Backup Withholding, Information Reporting and Other Reporting Requirements,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and, provided that our common stock is regularly traded in an established securities market within the meaning of applicable Treasury Regulations, the non-U.S. holder has held, directly, indirectly, or constructively, at any time during said period, more than 5% of our common stock.

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Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates that apply to U.S. persons. If the non-U.S. holder is a non-U.S. corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from such sale or other disposition, which may be offset by certain U.S. source capital losses, if any. We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

FATCA

Withholding taxes may be imposed under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on our common stock, to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to the reporting rules of that intergovernmental agreement. Because we may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules we or the applicable withholding agent may treat the entire distribution as a dividend. Although withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations would eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Under certain circumstances, a non-U.S. holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by timely filing a U.S. federal income tax return. Prospective investors should consult their tax advisors regarding the potential application of these withholding provisions.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any distributions paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (provided that the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

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U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal income tax considerations and certain U.S. federal estate tax considerations is for information only. It is not legal or tax advice. Prospective investors should consult their tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

We are offering our shares as described in this prospectus through the underwriters named below. [   ] (or [   ]) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares listed next to its name in the following table.

Underwriters	Number of Shares

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares of common stock covered by the underwriters’ option to purchase additional shares as described below.

Our shares are offered subject to a number of conditions, including:

•	receipt and acceptance of our shares of common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by [   ] that the underwriters intend to make a market in our shares of common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to an aggregate of       additional shares of common stock at a price per share of $        , less discounts and commissions, to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, [   ] may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

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The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of common stock to the underwriters at the offering price of $         per share of common stock, which represents the public offering price of our shares set forth on the cover page of this prospectus less a 6.5% underwriting discount.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $      , irrespective of whether the offering is consummated. We have paid $      to [ ]  as an advance to be applied towards reasonable out-of-pocket expenses (which we refer to as the Advance). Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $     .

Underwriter’s Warrants

We have also agreed to issue to [ ]  (or its permitted assignees) the warrants to purchase a number of our shares of common stock equal to an aggregate of 5% of the total number of shares sold in this offering (or Underwriter’s Warrants). The Underwriter’s Warrants will have an exercise price equal to 125% of the offering price of the shares sold in this offering and may be exercised on a cashless basis. The Underwriter’s Warrants are exercisable commencing six (6) months after the effective date of the registration statement related to this offering, and will expire five years after the commencement of sales of this offering. The Underwriter’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the shares of common stock underlying the Underwriter’s Warrants for a period of five years from the commencement of sales of this offering. The Underwriter’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock during the five year period from the commencement of sales of this offering. The Underwriter’s Warrants and the shares of common stock underlying the Underwriter’s Warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Underwriter’s Warrants or the securities underlying the Underwriter’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter’s Warrants or the underlying securities for a period of 180 days from the commencement of sales of this offering, except to any FINRA member participating in the offering, their officers or partners, associated persons or affiliates. The Underwriter’s Warrants will provide for adjustment in the number and price of such Underwriter’s Warrants (and the shares of common stock underlying such Underwriter’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for the twelve (12) month period following the commencement of sales of this offering, a right of first refusal to act as sole lead manager, underwriter, and/or placement agent for any and all future public or private equity, equity-linked, convertible and debt offerings during such twelve (12) month period by us, or any successor to or any subsidiary of our Company subject to such procedures as agreed upon in the underwriting agreement. The Company further grants Maxim, upon the closing of this offering, the right of first refusal to act as exclusive advisor with respect to transactions between the Company and third parties, including, without limitation, any merger, acquisition or sale of stock or assets (in which the Company may be the acquiring or the acquired entity), joint venture, strategic alliance or other similar transaction during such twelve (12) month period.

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Lock-Up Agreements

We and our directors, officers and holders of our outstanding shares of common stock as of the effective date of the registration statement related to this offering (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements in favor of [   ] pursuant to which such persons and entities shall agree, for a period of 180 days after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without Maxim’s prior written consent, including the issuance of shares of common stock upon the exercise of currently outstanding convertible securities.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our securities will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

Stock Exchange

In connection with this offering, we intend to apply to have our common stock listed on the Nasdaq Global Market under the symbol “RKAM”. There is no assurance, however, that our common stock will ever be listed on the Nasdaq Global Market or any other national securities exchange

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares of common stock during and after this offering, including:

•	stabilizing transactions;
•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

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Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because  [ ] has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our shares. The initial public offering price will be determined by negotiation among us and Maxim. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to Maxim;
•	our history and prospects and the history and prospects for the industry in which we compete;
•	our past and present financial performance;
•	our prospects for future earnings and the present state of our development;
•	the general condition of the securities market at the time of this offering;
•	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock or that the shares of common stock will trade in the public market at or above the initial public offering price.

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Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

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For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

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The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Pryor Cashman LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by [   ].

EXPERTS

The audited financial statements of ROKIT America, Inc. as of and for the years ended December 31, 2025 and 2024 included in this registration statement have been audited by KNAV CPA LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such audited financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with such law, will file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain documents that we file with the SEC at www.sec.gov. Our website address is www.rokitamerica.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ROKIT America, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheet of ROKIT America, Inc. (the “Company”) as of December 31, 2024, and the related statement of operations, changes in stockholder’s equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ KNAV CPA LLP

We have served as the Company’s auditor since 2025.

Atlanta, Georgia

October 1, 2025

PCAOB ID # 2983

F-2

ROKIT America, Inc.

Balance Sheet

As of December 31, 2024

(All amounts in USD, except number of shares)

ASSETS

At December 31, 2024
Current assets:
Cash and cash equivalents	$14,622
Accounts receivable (net of allowances of $170,741)	1,285,611
Accounts receivable from related parties	1,274,674
Inventories	152,887
Prepaid expenses and other current assets	51,982

Total current assets	2,779,776

Other assets	8,528
TOTAL ASSETS	$2,788,304

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Accounts payable	$456,695
Accounts payable to related parties	241,634
Accrued expenses and other current liabilities	141,130
Total current liabilities	839,459

TOTAL LIABILITIES	$839,459

Commitments and contingencies – Note 9

Stockholder’s equity:
Common stock, par value $0.01, 50,000,000 shares authorized; 25,000,100 shares issued and outstanding	$250,001
Retained earnings	1,698,844

Total stockholder's equity	$1,948,845
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,788,304

(The accompanying notes are an integral part of these financial statements)

F-3

 ROKIT America, Inc.

Statement of operations

For the Year Ended December 31, 2024

(All amounts in USD, except number of shares)

December 31, 2024

Sales	$3,097,808
Cost of goods sold	1,075,817
Gross profit	2,021,991

OPERATING EXPENSES:
Marketing and advertising expense	484,714
Selling, general and administrative expenses	629,977
Total operating expenses	1,114,691
Operating profit	907,300
OTHER INCOME(EXPENSE):
Loss on foreign currency transactions	(10,262)
Unrealized gain on foreign currency transactions	12,155
Other non-operating expense, net	(4,649)
Other expenses, net	(2,756)

INCOME BEFORE INCOME TAXES	904,544
Income tax expense	(253,082)

Net income	$651,462
Earnings per share
Weighted average number of shares outstanding:	25,000,100
Basic and diluted earnings per share:	0.03

(The accompanying notes are an integral part of these financial statements)

F-4

ROKIT America, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2024

(All amounts in USD, except number of shares)

December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$651,462
Adjustments to reconcile net income to net cash used in operating activities:
Write off of intangible asset	1,100
Credit loss expense	165,515
Unrealized gain foreign exchange transactions	(12,155)
Deferred tax benefit	(5,528)
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	(1,117,804)
Accounts receivable from related parties	(391,243)
Inventories	(12,876)
Prepaid expenses and other current assets	(33,351)
Accounts payable	430,393
Accounts payable to related parties	256,765
Accrued expenses and other current liabilities	37,230

Net cash used in operating activities	(30,492)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by(used in) investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by(used in) financing activities	-

Net change in cash and cash equivalents	(30,492)
Beginning cash and cash equivalents	$45,114
Ending cash and cash equivalents	$14,622

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for income taxes	$167,631

(The accompanying notes are an integral part of these financial statements)

F-5

ROKIT America, Inc

Statements of Changes in Stockholder’s

Equity For the Year Ended December 31, 2024

(All amounts in USD, except number of shares)

	Common shares			Total
	Shares	Amount (0.01 par)	Retained Earnings	Stockholder’s Equity
Balance at December 31, 2023	25,000,100	$250,001	$1,047,382	$1,297,383
Net income	-	-	651,462	651,462
Balance at December 31, 2024	25,000,100	$250,001	$1,698,844	$1,948,845

(The accompanying notes are an integral part of these financial statements)

F-6

ROKIT America, Inc.

Notes to the Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business and Corporate history

ROKIT America, Inc. (the “Company”, “ROKIT America”, “we”, “us”, or “our”), a Delaware corporation, was founded in 2019 and is headquartered in Los Angeles, California. The Company develops and markets dietary supplements and health products, including its flagship ROKIT AMERICA NMN product line, through global e-commerce and distribution channels. The Company’s operations focus on research, development, and commercialization of anti-aging and wellness products. In addition, the Company has entered into a licensing agreement with its parent company, ROKIT HEALTHCARE Inc., to develop and operate regenerative medicine technologies, including its Organ Regeneration Platform, in the Americas. For the year ended December 31, 2024, the Company did not generate any revenue from its Organ Regeneration Platform.

Emerging Growth Company

The Company is an “emerging growth company” and has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

F-7

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying financial statements follows:

Basis of Presentation

The Company has prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) promulgated by the Financial Accounting Standards Board (“FASB”). and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The functional currency of the Company is the United States Dollars (“US$” or “$”), and the Company’s financial statements are reported using US$. The financial statements include the following:

•	Balance Sheet,
•	Statement of Operations,
•	Statement of Stockholder’s Equity,
•	Statement of Cash Flows, and
•	Notes to the Financial Statements, including a summary of significant accounting policies.

Use of Estimates

The preparation of the Company’s financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to:

•	Income taxes, and
•	Allowance for expected credit losses on accounts receivable (CECL).

F-8

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit, and the balance of deposit accounts of the Company doesn’t exceed the federal insurance limit as of December 31, 2024.

Accounts Receivable, net and Allowance for Expected Credit Losses

Accounts receivable are stated at their net realizable value, net of allowance for expected credit losses. The allowance is determined using an aging method, whereby receivables are grouped into different aging categories, and historical loss rates are applied to each category, adjusted for current and forecasted economic conditions. Receivables are grouped based on shared credit risk characteristics, and higher loss rates are applied to higher-risk receivables.

Significant judgments include the selection of historical loss periods, adjustments for current and forecasted economic conditions, and the evaluation of collectability for aged receivables.

Accounts are written off against the allowance when management determines that collection is unlikely. Recoveries of amounts previously written off are recognized when received. There have been no recoveries recorded during the year ended December 31, 2024.

For the year ended December 31, 2024, the Company recorded an allowance for expected credit losses of $170,741 and recognized credit loss expense of $165,515.

Inventories

Inventories consists of raw material and finished goods, and they are stated at the lower of cost or net realizable value. Cost is determined using a weighted average cost method. The components of inventory cost include raw materials, labor, and overhead. Net realizable value is determined using various assumptions with regard to excess or slow-moving inventories, non-conforming inventories, expiration dates, current and future product demand, production planning, and market conditions. A change in any of these variables could result in an adjustment to inventory. For the year ended December 31, 2024, there were no provisions to write down inventories,

Revenue Recognition

The Company applies ASC 606, Revenue from Contracts with Customers, recognizing revenue when control of promised goods transfers to customers, in an amount that reflects the consideration expected to be received.

Revenue primarily arises from sales of dietary supplement products either under the Company’s own brands or private-label through wholesale distributors and e-commerce platforms. Contracts generally contain a single performance obligation, that is delivery of products.

Revenue is recognized upon transfer of control as defined by the shipping terms, typically upon delivery at the customer’s location, warehouse or fulfilment center. Control is deemed transferred when the products are delivered because the Company has an enforceable right to payment at that time, customer obtains title and assumes the significant risks and rewards of ownership.

Certain contracts include variable consideration, such as rebates, discounts and return-related rights. Variable amounts are estimated at contract inception and reassessed each reporting period using management’s judgment and best available information. Such amounts are included in the transaction price only to the extent that it is probable a significant reversal will not occur when the uncertainty is resolved.

F-9

Most contracts allow returns only for defective or non-conforming goods shortly after delivery. These are measured using historical return experience, adjusted for current expectations. Product returns were insignificant for the year ended December 31, 2024.

Shipping and handling are considered fulfilment activities rather than separate performance obligations. Shipping fees billed to customers are included in revenue. Freight, duties, and related costs incurred by the Company are recorded in cost of sales, depending on their nature. Responsibility for shipping and import costs is determined by contract terms.

The Company excludes from its revenue any amounts collected from customers for sales (and similar) taxes.

Cost of Goods Sold

Cost of goods sold is expensed as incurred and includes costs directly attributable to the production and delivery of the Company’s products. These costs include, but are not limited to:

•	Raw materials,
•	Direct manufacturing expenses,
•	Freight and shipping costs,
•	Consumables, and
•	Sample testing for quality control.

Marketing and Advertising Expenses

Marketing and advertising expenses primarily consist of advertising and promotional costs (including online and social media advertising fees), marketing materials, commissions, and shipping and handling costs related to delivering products to customers. Advertising and promotional costs are expensed as incurred. Marketing and advertising expense was $484,714 for the year ended December 31, 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are expensed as incurred and primarily consist of:

•	Office rent,
•	Professional service fees (including legal, audit, and consulting),
•	Selling commissions,
•	Expected credit losses,
•	Taxes and dues,
•	Insurance,
•	Storage Expenses, and
•	Consumables.

Foreign Currency Transactions

The Company’s reporting currency is the US dollars. Transactions denominated in foreign currencies are recorded in US$ at the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are remeasured at the exchange rate in effect at the balance sheet date. Unrealized gains and losses resulting from changes in foreign exchange rates on monetary assets and liabilities are recognized in the statement of operations at each balance sheet date. Realized gains and losses from settlement of foreign currency transactions are recognized in the statement of operations when incurred.

F-10

Concentrations of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. The Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses on these deposits. The Company is also potentially subject to concentrations of credit risk in its accounts receivable. Credit risk with respect to receivables is limited due to the number of companies comprising the Company’s customer base. Since the Company is directly affected by the financial condition of its customers, management carefully watch if any significant credit risks exist, and they will make actions, such as including adjusting credit terms, requiring prepayments, or discontinuing sales to high-risk customers, to remove or mitigate such risks if there are any. For the year ended December 31, 2024 over 10% of the revenues is from three customers, and there is receivable balance of $2,533,298 from them. Also, 47% of the account receivable for the year ended December 31, 2024 is from ROKIT HEALTHCARE that has 100% ownership of the Company. Therefore, as of December 31, 2024, the Company believes that the credit risk for the account receivables is manageable and controllable. Generally, the Company does not require collateral or other securities to support its accounts receivable.

Fair Value of Financial Instruments

The fair value of Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities approximate their recorded amounts due to their relatively short settlement terms.

Fair Value Measurements

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based on the lowest level of input that is significant to the measurement of fair value.

Level 1	Inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities.

Level 2

Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3

Inputs to the valuation methodology are unobservable inputs based on management’s best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

A change to the level of an asset or liability within the fair value hierarchy is determined at the end of balance sheet date.

Earnings Per Share

Basic earnings per share is computed by dividing the income or loss by the weighted-average number of outstanding shares of Common Stock for the reporting period. Diluted earnings per share is computed by dividing the income or loss by the weighted-average number of outstanding shares of Common Stock for the reporting period, including the dilutive effect of Common Stock equivalents. For purposes of computing both basic and diluted earnings per share, income or loss shall exclude the income or loss attributable to the non-controlling interest. The Company calculates net earnings per share in accordance with FASB ASC Topic 260, Earnings Per Share. For the year ended December 31, 2024, basic and diluted earnings per share was $0.03.

Segment Reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), we identify our operating segments according to how our business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

F-11

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

The key measures of segment profit or loss reviewed by our CODM are operating revenues and marketing costs. They are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating revenues and costs to manage, maintain and enforce all contractual agreements to ensure they are aligned with all agreements and budget. As the Company’s operations are comprised of a single reporting segment, the Company’s segment assets are reflected on the accompanying Balance Sheet as the “Total assets” and its significant expenses and net income are listed in the accompanying Statement of Operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by taxing authorities. The Company recognizes interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

The Company is incorporated in the State of Delaware and is subject to U.S. federal income taxes as well as California state income taxes as a foreign corporation. For the year ended December 31, 2024, the Company generated taxable income and recorded a provision for current income taxes. Deferred tax assets and liabilities have been recognized for temporary differences and other tax attributes. Management has evaluated the realizability of deferred tax assets and determined that no valuation allowance was required as of December 31, 2024.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. The Company has elected the short-term lease exemption, whereby leases with a term of 12 months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise are not recognized on the balance sheet. Lease payments associated with such short-term leases are recognized as expense on a straight-line basis over the lease term. As of December 31, 2024, the Company did not have any right-of-use assets or lease liabilities, as all lease arrangements qualified for the short-term lease exemption.

Recently Issued Accounting Standards

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Disaggregation of Income Statement Expenses. This guidance will require additional disclosures and disaggregation of certain costs and expenses presented on the face of the income statement. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim reporting period beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of this new guidance to our financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures. ASU 2023-09 will improve the transparency and decision usefulness of income tax disclosures to better assess how operations and related tax risks affect tax rates and future cash flows on an interim and annual basis. The Company is currently evaluating the impact of this new guidance to our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. ASU 2023-07 will improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an interim and annual basis. The Company is currently evaluating the impact of this new guidance to our financial statements.

F-12

NOTE 3 — ACCOUNTS RECEIVABLE, NET

The following table summarizes information with regard to account receivables outstanding as of December 31, 2024.

December 31, 2024
Accounts receivable	$1,456,352
Accounts receivable from related parties	1,274,674
Sub total	$2,731,026
Less allowances for expected credit losses	(170,741)
Total accounts receivable	$2,560,285

The ending provision for expected credit losses was $170,741 as of December 31, 2024, and the expected credit loss was $165,515 for the year ended December 31, 2024.

Description	Amount
Opening allowance (as of December 31, 2023)	$5,226
Expected credit loss for the year ended December 31, 2024	$165,515
Total allowance (as of December 31, 2024)	$170,741

NOTE 4 — INVENTORIES

The following table summarizes information with regard to inventories as of December 31, 2024.

December 31, 2024
Finished products ready for sale	$125,845
Raw materials	27,042
Inventories	$152,887

As of December 31, 2024, the Company had no provisions to write down inventories.

NOTE 5 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes information with regard to accrued expenses and other current liabilities outstanding as of December 31, 2024.

December 31, 2024
Accrued expenses	36,721
Income tax payable	104,409
Total accrued expenses and other current liabilities	$141,130

F-13

NOTE 6 —  SALES

In accordance with ASC 606-10-50-5, revenues are disaggregated by each product or by similar product types based on the nature of the performance obligations. Disaggregation of sales is presented by geographic region and distribution channel, which management believes best depicts the nature of the Company’s sales. Disaggregated revenue by geographic region and distribution channel is as follows:

Year Ended December 31,
	2024
		Percentage
		of Total
	Amount	Revenue
Korea	$1,703,665	55%
United States	1,333,795	43%
Vietnam	60,000	2%
Other countries	348	0%
Total sales	$3,097,808	100%

Year Ended December 31,
	2024
		Percentage
		of Total
	Amount	Revenue
Product sales from the e-commerce	$1,724,277	56%
Product sales from the wholesale	1,370,400	44%
Other sales	3,131	0%
Total sales	$3,097,808	100%

NOTE 7 — INCOME TAX

Total income tax (benefit) expense for the year ended December 31, 2024 consists of the following:

For the Years Ended December 31,	2024

Current provision (benefit):
Federal	$176,947
State	81,708
Total current provision (benefit)	258,655

Deferred provision (benefit):
Federal	(3,816)
State	(1,757)
Total deferred provision (benefit)	(5,573)

Total tax provision (benefit)	$253,082

F-14

A reconciliation of the Company’s effective tax rate for the year ended December 31, 2024 to the statutory federal rate is as follows:

Year Ended December 31,
2024
Statutory federal income tax rate	21.00%
State income tax, net of federal benefit	6.98%

Effective tax rate	27.98%

The provision for income tax differs from the amount computed by applying the U.S. federal statutory tax rate of 21% and California state income taxes of 6.98%, resulting in an effective tax rate of 27.98% for the year ended December 31, 2024.

As of December 31
2024
Deferred tax assets(liabilities):
Net temporary tax differences carryforward	$40
Temporary tax differences	5,528
Total gross deferred tax assets(liabilities)	5,528
Net deferred tax assets(liabilities)	$5,528

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2024, the Company had net temporary tax differences of approximately $5,528, which result in a net deferred tax asset. These temporary differences primarily relate to differences between accounting amortization and tax amortization of intangible assets written off after the tax reporting period, as well as other expenses recognized for accounting purposes after they are deductible for tax purposes.  These temporary differences are expected to reverse in future periods and may reduce future taxable income. Management has not recorded a valuation allowance as of December 31, 2024, since, based on the Company’s historical profitability and expected future taxable income, it is more likely than not that the deferred tax asset will be fully realized.

The Company also evaluates its tax positions in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. Management has concluded that there are no uncertain tax positions requiring recognition as of December 31, 2024. Accordingly, no interest or penalties related to uncertain tax positions have been accrued. If applicable, the Company’s policy is to recognize interest and penalties related to income taxes within selling, general and administrative expenses.

As of December 31, 2024, the Company did not have any federal or state net operating loss carryforwards or tax credit carryforwards available for future use.

F-15

The Company files income tax returns in the United States (federal) and the State of California. The Company is generally subject to examination by the Internal Revenue Service (“IRS”) and state taxing authorities for tax years 2021 through 2023. Currently, there are no ongoing IRS or state examinations.

NOTE 8 — COMMON STOCK

As of December 31, 2024, ROKIT America’s total authorized common stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and total number of stocks issued is 25,000,100. All shares have the same voting right and liquidity preferences.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

The Company does not have any capital or purchase commitments as of December 31, 2024.

Legal Matters

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the outcome of these matters will not have a material adverse effect on the financial position or results of operations of the Company. For the year ended December 31, 2024, there are no material legal or administrative proceedings.

NOTE 10— RELATED PARTY TRANSACTIONS

The Company is affiliated with ROKIT HEALTHCARE that has 100% ownership of the Company and transacts a portion of its business with ROKIT HEALTHCARE.

The following tables summarize information with regard to assets and liabilities from related party, ROKIT HEALTHCARE, outstanding as of December 31, 2024.

December 31, 2024
Accounts receivable	$1,274,674
Total assets from related party	$1,274,674

December 31, 2024
Accounts payable	$241,634
Total liabilities from related party	$241,634

For the year ended December 31, 2024, the Company recognized revenue of $389,477 from ROKIT HEALTHCARE.

The Company is also party to two service agreements with ROKIT HEALTHCARE:

1.	Service Sharing and Support Agreement (entered into on January 2, 2023)

○	General administrative expenses are allocated based on the proportion of services provided, using support ratios applied to the annual labor costs of designated personnel.
○	Invoices are issued monthly and settled in Korean Won (KRW), translated into US$ at the monthly average exchange rate.
○	Expenses under this agreement vary depending on personnel allocations and exchange rate fluctuations.

2.	Payment Service Supply Agreement (entered into on February 28, 2020)

○	ROKIT HEALTHCARE provides payment and overseas remittance services in connection with proxy purchases of goods.
○	The arrangement requires monthly settlement, with invoices payable within 14 days.
○	Charges vary depending on transaction volumes.

For the year ended December 31, 2024, the Company incurred selling, general and administrative expenses of $356,240 under these two agreements.

F-16

NOTE 11—  RISK AND UNCERTAINTIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses as well as related disclosures of contingent assets and liabilities. Actual results could differ from those estimates. The Company’s operations are subject to various risks and uncertainties, including those related to changes in general economic, regulatory, and competitive conditions. The Company may also be affected by factors such as technological developments, market demand for its products, and reliance on third-party suppliers and manufacturers. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit-quality financial institutions and performs ongoing credit evaluations of its customers, but does not require collateral. Management monitors these exposures carefully and believes that such risks are managed in the normal course of business.

NOTE 12 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred subsequent to December 31, 2024 through October 1, 2025, at which the financial statements were prepared.

License Agreement with ROKIT HEALTHCARE

On August 27, 2025, the Company entered into the Intellectual Property License Agreement with ROKIT HEALTHCARE regarding Organ Regeneration Platform in the Americas (i.e. North America and South America) (the “License Agreement”). In consideration for the rights granted under the License Agreement, the Company is obligated to pay ROKIT HEALTHCARE low single digits royalties on the Company’s annual net sales of the products licensed under the License Agreement. While the timing and amount of such payments are uncertain, management believes that the License Agreement could have a material impact on future revenues and cash flows. No obligations under the License Agreement existed as of December 31, 2024.

F-17

Common Shares

, 2026

Through and including           , 2026 (the 25th day after the listing date of our common stock), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with this registration statement and the listing of our common stock. All amounts shown are estimates except for the SEC registration fee and the Nasdaq listing fee.

Amount
SEC registration fee	$ *
Nasdaq listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent fees and expenses	*
Miscellaneous expenses	*
Total	$ *

* To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the DGCL also provides that Delaware corporation may indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification of any claim, issue or matter is permitted without judicial approval if such person is adjudged to be liable to the corporation.

Under the DGCL, where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify such present or former officer or director against the expenses (including attorney’s fees) which such present or former officer or director actually and reasonably incurred in connection with such action (or claim, issue or matter therein).

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Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock purchase or redemption; or

•	transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, will contain a provision that precludes any director of ours from being personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the aforementioned liabilities which we are not permitted to eliminate or limit under Section 107(b)(7) of the DGCL.

In addition, our amended and restated certificate of incorporation and bylaws, in each case, which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, will require us to indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Our amended and restated bylaws which will become effective in connection with the effectiveness of the registration statement of which this prospectus forms a part, will further authorize us to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We plan to purchase an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act, or otherwise. In addition, in connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into separate indemnification agreements with each of our directors and executive officers.

Item 15.	Recent Sales of Unregistered Securities

None.

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Item 16.	Exhibits and Financial Statement Schedules

Exhibits

Exhibit Number	Exhibit Description

1.1**	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation, as amended and as currently in effect.

3.2*	Bylaws, as currently in effect.

3.3**	Amended and Restated Certificate of Incorporation, to be effective immediately prior to completion of this offering.

3.4**	Amended and Restated Bylaws, to be effective immediately prior to completion of this offering.

4.1**	Form of Common Stock Certificate.

5.1**	Opinion of Pryor Cashman LLP.

10.1*†	Intellectual Property License Agreement, dated August 27, 2025, by and between ROKIT Healthcare Inc. and ROKIT America, Inc.

10.2*	Quality and Compliance Agreement, dated October 2, 2019, by and between Simplified Supplements and ROKIT America, Inc.

10.3*	Consignment Agreement, dated October 2, 2019, by and between Simplified Supplements and ROKIT America, Inc.

10.4*	Service Sharing and Support Agreement, dated January 2, 2023, by and between ROKIT Healthcare Inc. and ROKIT America, Inc.

10.5*	Payment Service Supply Agreement, dated February 28, 2020, by and between ROKIT Healthcare Inc. and ROKIT America, Inc.

10.6*+	Advisory Service Agreement, dated May 2, 2025, between ROKIT America, Inc. and CKIUFC, Inc.

10.7*+†	Employment Agreement with Min Gu Lee

10.8*+†	Employment Agreement with Seoung Mo Jee

23.1**	Consent of KNAV CPA LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Pryor Cashman LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page of this registration statement).

107**	Filing Fee Table

*	Filed herewith
**	To be filed by amendment
+	Indicates management contract or compensatory plan or arrangement.
†	Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) and/or Item 601(b)(10)(iv) of Regulation S-K.

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Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on           , 2026.

ROKIT AMERICA, INC.

By:
Seok Hwan You
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of ROKIT America, Inc., hereby severally constitute and appoint Seok Hwan You and HaYoung Kim, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for us and in our name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of the Board of Directors	, 2026
Seok Hwan You	(Principal Executive Officer)

	Chief Financial Officer and Director	, 2026
HaYoung Kim	(Principal Financial Officer and Principal Accounting Officer)

	Director	, 2026
Dr. Seung-il Shin, Ph.D.

	Director	, 2026
Dr. Wan Doo Kim

	Director	, 2026
Kwang Bon Ko

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